

PARK
HOTELS & RESORTS

2022
ANNUAL REPORT



2022 **HIGHLIGHTS**



IMPROVING FUNDAMENTALS

- Successfully reopened the two remaining suspended hotels
- 2022 Comparable RevPAR recovered to 85% of 2019 Comparable RevPAR



ACTIVE CAPITAL RECYCLING

- $317 million in asset sales from seven hotels
- Exited ownership of all select-service hotels



FORTIFIED BALANCE SHEET

- $1.8 billion in liquidity as of year end
- Reduced net debt by nearly $300 million



RECOGNIZED ESG FOCUS

- Five hotels earned US EPA's ENERGY STAR Certification
- Nareit Leader in the Light sector winner for Hospitality

COVER PHOTOGRAPHY | TOP: HILTON WAIKOLOA VILLAGE, HAWAII. BOTTOM: NEW YORK HILTON MIDTOWN, NEW YORK.

POWERFUL **PORTFOLIO**



WASHINGTON
3
CALIFORNIA
14
UTAH
1
COLORADO
2
ARIZONA
1
TEXAS
1
MISSOURI
1
ILLINOIS
3
LOUISIANA
1
FLORIDA
8
VIRGINIA
3
NEW YORK
1
MASSACHUSETTS
3
NEW JERSEY
1
WASHINGTON, D.C.
1
HAWAII
2
PUERTO RICO
1

As of December 31, 2022

TO OUR **STOCKHOLDERS**



THOMAS J. BALTIMORE, JR.

CHAIRMAN, PRESIDENT AND

CHIEF EXECUTIVE OFFICER

TO OUR STOCKHOLDERS:

2022 was a pivotal year for the lodging industry and Park specifically as the country transitioned from Omicron-related impacts in the first quarter to a broad-based recovery throughout the remainder of the year. Pent-up demand across all segments fueled a robust re-acceleration of the business as many of us collectively moved past Covid-induced isolation and social distancing to re-connect in person with business associates, family and friends through travel. As part of this shift, Park made significant strides throughout the year in not only capturing incremental demand across the leisure, group and business segments, but also financially positioning the Company to better weather various economic environments through our capital allocation priorities and strategic balance sheet management. Overall, I am very proud of Park's progress over the past year toward our strategic initiatives, and I

believe the Company is uniquely positioned to capitalize on increased group and business travel as well as the return of Asian demand into Hawaii and the West Coast as travel restrictions ease around the globe. Combined with our continued portfolio refinement and strengthened balance sheet, I firmly believe Park is on track for a strong 2023 and beyond.

2022: GETTING BACK TO BUSINESS

Hotel demand continued its recovery throughout 2022. While leisure demand led the recovery for Park's portfolio in 2021, group, business and leisure travel all contributed to improving demand trends in 2022. With the return of corporate travel and events throughout the year, we successfully reopened our last two suspended properties in the first half of 2022, marking the end of an unprecedented 27 months of operational disruption. As we resumed full

COMPARABLE REVPAR ($)



COMPARABLE HOTEL
ADJUSTED EBITDA ($M)



COMPARABLE HOTEL ADJUSTED
EBITDA MARGIN



SIGNIA BY HILTON ORLANDO

BONNET CREEK

FLORIDA

NEW YORK HILTON MIDTOWN

NEW YORK

operations, we also focused on preserving the operational enhancements instituted across our portfolio that allowed us to create meaningful savings and increased profitability. Despite widespread labor pressures for the lodging industry as a whole, we finished the year with a 16% reduction in annual labor costs compared to 2019. We strongly believe that our leaner and more nimble operating model will generate long-term value for the Company.

We continued our aggressive efforts to recycle capital and improve the overall quality of our portfolio with the disposition of seven non-core hotels for a total of nearly $317 million in 2022, exceeding the target of $200 - $300 million set at the beginning of the year. We have been pleased with the strong pricing that we have been able to achieve, with our 2022 asset sales valued at 12.9x the hotels' combined 2019 Hotel Adjusted EBITDA. In addition, these seven disposed hotels did not align with our long-term investment criteria: five of the hotels were select-service in nature compared to the predominantly upper-upscale and luxury profile of our portfolio, and the remaining two hotels were held in unconsolidated joint ventures in which we did not have operational control. Proceeds from the sales were used to strengthen our balance sheet and reduce net leverage, while affording us the opportunity to buy back stock at a meaningful discount to our net asset value. We expect to continue to be active capital recyclers in 2023 and have already announced one non-core asset sale in February 2023 for $118.25 million. Since 2018, we have sold or disposed of 39 hotels (including 14 international assets) for over $2.1 billion and have drastically improved the overall quality of our portfolio while also concentrating our earnings in long-term assets and sustainable markets.

While most of our major capital investment projects were delayed during the pandemic in order to preserve cash, I am pleased to report significant progress on two strategic return on investment ("ROI") projects that are expected to help unlock some of the embedded value within our portfolio. First, we opened the 13,000-square foot ballroom addition at the Waldorf Astoria Orlando in December 2022. This addition is part of a comprehensive renovation and enhancement plan across the Bonnet Creek complex that includes the addition of over 100,000 square feet of modernized meeting and event space. Work is underway on the ballroom addition for the Signia by Hilton Bonnet Creek, and this 90,000-square-foot platform is expected to open in early 2024. The lobby at the Signia by Hilton Bonnet Creek underwent extensive renovation and modernization in the fourth quarter of 2022, and the 502-room Waldorf hotel will undergo comprehensive guestroom, meeting space and public space renovation in 2023. Once complete, the Bonnet Creek complex will have received $220 million of investment and will offer 220,000 square feet of world-class meeting and event space, on par with other luxury/upper-upscale hotels in the Orlando area. In addition, planning is underway for the renovation of the Casa Marina Key West resort, which changed affiliations in 2022 from the Waldorf Astoria brand to the Curio Collection by Hilton. We believe that the hotel's iconic history and well-established identity is a perfect fit for the Curio Collection soft brand, and we are excited to position the hotel as an independent resort that is operated by Hilton's powerful reservations system. We expect the $70-million transformative renovation to occur over the summer months of 2023 and should be completed in time for the winter holiday season.

EMBEDDED OPPORTUNITIES TO POTENTIALLY ENHANCE VALUE

	DATE COMPLETED	REBRAND/REPOSITION	EXPANSION	ALT. USE LAND DEVELOPMENT
Waldorf Astoria Orlando	December 2022		Completed	
Signia by Hilton Orlando Bonnet Creek	July 2021[1]	Completed	In Process	
Reach Resort Key West, Curio Collection	December 2019	Completed		
Hilton Waikoloa Village	December 2019		●	Completed
Hilton Santa Barbara Beachfront Resort	April 2018	Completed	In Planning	
Casa Marina Key West, Curio Collection		In Process[2]	●	●
Hilton Hawaiian Village Waikiki Beach Resort			In Planning	●
DoubleTree Hotel San Jose		In Planning		
DoubleTree Hotel Washington DC-Crystal City		●		●
Hilton Denver City Center			●	
Hilton New Orleans Riverside			●	●
W Chicago Lakeshore		●		●
Royal Palm South Beach		●		

● *Potential value enhancement opportunities*
[1] *Rebrand completed July 2021; expansion in process*
[2] *Rebrand completed; reposition in process*



ASSET SALES ($M)

- PROCEEDS
- TRANSACTION MULTIPLE

Throughout 2022, we proactively managed our balance sheet and increased the Company's overall liquidity through both our capital recycling efforts and debt modification initiatives. Proceeds from the $317 million in asset sales were used to reduce our net debt by approximately $300 million since the start of 2022, helping to improve our liquidity. We also amended and restated our $901-million credit facility in December 2022 to increase the total capacity to $950 million, extend the maturity date by three years to December 2026 and release all collateral securing the credit facility and our senior notes. We fully repaid the remaining $78 million on our sole remaining term loan and the $26-million mortgage loan secured by the Hilton Checkers Los Angeles in December 2022, providing for greater financial flexibility with our balance sheet. We also expect to fully repay the $75-million mortgage loan secured by the W Chicago- City Center due in August 2023 with available cash on hand. Following these initiatives, we have no significant maturities until the fourth quarter of 2023, and we are actively exploring alternatives to address our $725-million mortgage loan secured by our two Hilton- affiliated hotels in San Francisco. With nearly $1.9 billion in liquidity after the sale of the Hilton Miami Airport in February 2023 and 99% of our debt locked in at fixed interest rates at year end 2022, we are well poised to pivot between offense and defense depending on market conditions.

Following the unprecedented disruption to our business from the pandemic, we were very pleased to be able to recommence returning capital to our stockholders in the form of quarterly dividend payments and common stock repurchases in 2022. We reinstated quarterly dividends in the first quarter of 2022 due to improving fundamentals and a stabilized outlook, and as has been our customary practice, we paid a fourth quarter "catch-up" dividend, which brought our annual dividend total to $0.28 per share. On the stock repurchase front, we repurchased $227 million of stock in 2022 and $30 million of stock in January 2023 at a significant discount to our internal NAV estimate. Given the ongoing dislocation between public and private valuations, we expect to continue to reinvest in the Company through stock repurchases going forward. In total, we returned approximately $320 million in capital to our stockholders since the beginning of 2022.

2022 OPERATIONAL REVIEW

We were very encouraged by the broad acceleration in demand across our portfolio in 2022 despite persistent macro-economic uncertainty due in part to rising inflation. While leisure demand remained strong, the return of business travel and citywide conferences helped to support material improvements within our urban portfolio of hotels, especially post Labor Day. Looking at our Comparable portfolio, year-over-year RevPAR for our urban hotels improved 152% versus 2021 and was down 29% to 2019, with 2022 urban ADR reaching approximately 99% of 2019 levels. Occupancy increased throughout 2022 in urban markets like New York, Washington, D.C., Boston and New Orleans, finishing the year with fourth quarter occupancies down less than 10% to 2019 in each of these markets. At the New York Hilton Midtown, occupancy was nearly 85% during the fourth quarter and RevPAR was 2% above 2019 levels. International demand from Europe and Canada combined with stronger than expected group demand helped to fuel strong rate gains at the hotel, with ADR during the fourth quarter exceeding 2019 by nearly 14%. We expect such momentum to continue into 2023 with the hotel expected to generate RevPAR in excess of 2019 for the full year.

Leisure demand across our portfolio remained strong in 2022, particularly in Hawaii. We have been very encouraged by the ongoing demand from domestic travelers into Hawaii, who have mostly offset the loss of international demand from Asia while those markets continue to emerge from pandemic-related travel restrictions. Our two Hawaii hotels achieved a combined 2022 RevPAR that was over 7% above 2019, with rates roughly 15% above 2019 and occupancy just six percentage points below 2019. As international demand from Asia starts to ramp up in 2023, we expect to see continued strong performance at our hotels, as over 20% of total demand to our two Hawaiian properties historically came from Asian markets.

While we were pleased with the broad-based recovery we have witnessed across our portfolio, we also experienced headwinds in select markets. We began to see a deceleration

HILTON HAWAIIAN VILLAGE WAIKIKI
BEACH RESORT
HAWAII

HILTON CHICAGO
ILLINOIS

HILTON SANTA BARBARA

BEACHFRONT RESORT

CALIFORNIA

HYATT REGENCY BOSTON

MASSACHUSETTS

NET DEBT ($M)
As of Year End



Year	Net Debt
2019	$3,725
2020	$4,400
2021	$4,168
2022	$3,874

RETURN OF CAPITAL ($M)



- DIVIDENDS
- STOCK REPURCHASES

2019	$421
2020	$174
2021	$0
2022	$290

in the robust demand and price insensitivity in the Key West market toward the end of 2022, and we expect this market to moderate back toward historical demand trends into 2023. We also continue to monitor the San Francisco market, which has been the slowest of our markets to recover from the pandemic lows. Our group-oriented hotels in San Francisco have struggled with the lack of consistent citywide demand in the broader market, and slower return-to-office trends in the Bay Area have also impacted demand and overall market compression. Our four San Francisco hotels averaged a 56% RevPAR decline to 2019 for the year, and the market's aggregate annual occupancy of 49% was our only market that achieved less than 50% occupancy for 2022. If we were to exclude the San Francisco market from our 2022 results, portfolio-wide RevPAR would have reached 94% of 2019 levels, versus our portfolio performance of approximately 85% of 2019 levels. Looking ahead to 2023, we are pleased with the prospects for increased citywide demand, with citywide room nights expected to reach 700,000, approximately double the citywide room nights in 2022. In addition, the return of high-rated conferences in San Francisco like the J.P. Morgan Healthcare Conference in January 2023 serves as a good indicator of the increased momentum toward recovery.

SPOTLIGHT ON ENVIRONMENT, SOCIAL AND GOVERNANCE EFFORTS

We continued to make progress on our environmental, social and governance ("ESG") efforts throughout 2022. Our environmental ESG subcommittee, the Green Park team, focused on in-depth analyses of our portfolio to improve efficiencies and start to develop a roadmap for decarbonization. As part of this, we conducted dedicated energy and water audits at 17 of our hotels throughout the year, which identified specific areas for efficiency improvement. The recommendations from the American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) Level II studies are incorporated into

our long-term capital improvement plans for our properties, and we expect to survey the entire portfolio over the next few years. We are proud that our efficiency measures allowed us to receive five ENERGY STAR certifications for superior energy performance during 2022, including at our largest hotel, the 2,860-room Hilton Hawaiian Village Waikiki Beach Resort.

On the social side, we focused on increasing our diversity outreach as we filled vacancies and have increased our female and diversity metrics throughout all associate levels of our organization as a result. We are pleased to report that we increased representation of minority associates by 10% and female associates by 6% in 2022 due to these efforts. We also were thrilled to reinstate in-person charitable events through our Park Cares Committee following a hiatus during the pandemic. We organized a back-to-school supplies drive for underprivileged local youth through the Arlington Partnership for Affordable Housing, and we collected toys and clothing for children in need through the National Capital Area's Salvation Army Angel Tree program. And finally, due to the growing importance of ESG to all of our stakeholders, in March 2022, we



WALDORF ASTORIA ORLANDO, FLORIDA



2022 APAH SCHOOL SUPPLIES DRIVE

created a formal, decision-making ESG Committee and renamed two of our Board of Directors ("Board") committees to more appropriately reflect the Board's oversight of ESG matters. We renamed the Nominating and Corporate Governance Committee as the Nominating, Governance and Corporate Responsibility Committee, and the Compensation Committee was renamed as the Compensation and Human Capital Committee. As part of our concerted ESG initiatives, we were pleased to be recognized as the Nareit Leader in the Light sector winner for hospitality in 2022 for having demonstrated our superior and sustained sustainability practices.

2023 OUTLOOK: POISED FOR GROWTH

As I think about Park's platform, I am incredibly excited about what the future holds for the Company. We have



HILTON CHICAGO, ILLINOIS

a highly experienced and seasoned Executive Team. We have a high-quality portfolio of world-class assets that are poised to capitalize on all three segments of demand. We have a reimagined operating model that is expected to generate long-term, measurable savings. We have a strong balance sheet that can pivot between offense and defense, depending on the macro-economic environment. Finally, we have a pipeline of ROI projects that are anticipated to generate attractive returns while simultaneously enhancing the value of the overall portfolio.

Looking at operational fundamentals for 2023, I am encouraged about the tailwinds for our portfolio in particular. We anticipate broad-based improvements to citywide demand at many of our convention-oriented hotels as long-overdue events and conferences are finally being held. In addition, we expect to see continued improvements to business transient demand as businesses make progress toward normal travel patterns. Finally, we expect to benefit from an acceleration in international travel to key gateway markets and Hawaii, particularly from Asia.

We expect to continue our efforts to recycle capital, reduce debt and improve the overall quality of our portfolio. We also remain laser-focused on the identified ROI opportunities across our portfolio and expect to continue to make progress toward transformative and value enhancing initiatives. We also plan to prioritize returning capital to stockholders through increased quarterly dividend payments and also stock repurchases so long as a significant disconnect remains between public and private valuation, and we expect to focus on resiliency among our assets that are most impacted by the threat of climate change.

We are confident in our growth and are excited about our future. On behalf of the entire Park team, thank you for your continued interest in our Company.

THOMAS J. BALTIMORE, JR.
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

NON-GAAP FINANCIAL MEASURES

NET DEBT

(unaudited, dollars in millions)

	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Debt	$ 4,617	$ 4,672	$ 5,121	$ 3,871
Add: unamortized deferred financing costs and discount	30	38	38	18
Less: unamortized premium	(3)	(4)	(3)	(3)
Debt, excluding unamortized deferred financing cost, premiums and discounts	4,644	4,706	5,156	3,886
Add: Park's share of unconsolidated affiliates debt, excluding unamortized deferred financing costs	169	225	225	225
Less: cash and cash equivalents	(906)	(688)	(951)	(346)
Less: restricted cash	(33)	(75)	(30)	(40)
Net debt	$ 3,874	$ 4,168	$ 4,400	$ 3,725

NON-GAAP FINANCIAL MEASURES (continued)

COMPARABLE HOTEL ADJUSTED EBITDA AND COMPARABLE HOTEL ADJUSTED EBITDA MARGIN
(unaudited, dollars in millions)

		Year Ended December 31,		
	2022	**2021**	**2020**	**2019**
Net income (loss)	$ 173	$ (452)	$ (1,444)	$ 316
Depreciation and amortization expense	269	281	298	264
Interest income	(13)	(1)	(2)	(6)
Interest expense	247	258	213	140
Income tax expense (benefit)	—	2	(6)	35
Interest expense, income tax and depreciation and amortization included in equity in earnings from investments in affiliates	9	11	16	23
EBITDA	685	99	(925)	772
(Gain) loss on sales of assets, net[1]	(22)	5	(62)	(19)
Gain on sale of investments in affiliates[2]	(92)	—	(1)	(44)
Acquisition costs			10	70
Severance expense			33	2
Share-based compensation expense	17	19	20	16
Casualty and impairment loss (gain), net	6	9	696	(18)
Other items[3]	12	10	35	7
Adjusted EBITDA	606	142	(194)	786
Less: Adjusted EBITDA from investments in affiliates	(25)	(7)	3	(37)
Add: All other[4]	49	42	44	53
Hotel Adjusted EBITDA	630	177	(147)	802
Add: Adjusted EBITDA from hotels acquired	—	—	—	129
Less: Adjusted EBITDA from hotels disposed of	(4)	(2)	6	(87)
Comparable Hotel Adjusted EBITDA	$ 626	$ 175	$ (141)	$ 844

		Year Ended December 31,		
	2022	**2021**	**2020**	**2019**
Total Revenues	$ 2,501	$ 1,362	$ 852	$ 2,844
Less: Other revenue	(75)	(51)	(29)	(77)
Add: Revenues from hotels acquired	—	—	—	406
Less: Revenues from hotels disposed of	(17)	(41)	(47)	(288)
Comparable Hotel Revenues	$ 2,409	$ 1,270	$ 776	$ 2,885

		Year Ended December 31,		
	2022	**2021**	**2020**	**2019**
Comparable Hotel Revenues	$ 2,409	$ 1,270	$ 776	$ 2,885
Comparable Hotel Adjusted EBITDA	$ 626	$ 175	$ (141)	$ 844
Comparable Hotel Adjusted EBITDA margin[5]	26.0%	13.7%	(18.2)%	29.3%

(1) For the year ended December 31, 2022, includes a gain of $9 million on the sale of the DoubleTree Hotel Las Vegas Airport included in equity in earnings (losses) from investments in affiliates in the consolidated statements of operations.

(2) Included in *other gain (loss), net* in the consolidated statements of operations.

(3) For the year ended December 31, 2020 and 2019, includes a $12 million and $7 million reserve related to ongoing claims in connection with Park's obligation to indemnify Hilton under agreements entered into with Hilton at the time of Park's spin-off from Hilton, respectively.

(4) Includes *other revenues and other expenses,* non-income taxes on TRS leases included in *other property-level expenses* and *corporate general and administrative expenses* in the consolidated statements of operations.

(5) Percentages are calculated based on unrounded numbers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File Number 001-37795

Park Hotels & Resorts Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	36-2058176
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)
1775 Tysons Boulevard 7th Floor, Tysons, VA	22102
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): (571) 302-5757

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.01 par value per share	PK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $3,016 million (based upon the closing sale price of the common stock on that date on the New York Stock Exchange).

The number of shares of common stock outstanding on February 17, 2023 was 222,071,254.

Documents incorporated by reference: The information called for by Part III will be incorporated by reference from the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, including anticipated repayment of certain of the Company's indebtedness, the completion of capital allocation priorities, the expected repurchase of the Company's stock, the impact to our business and financial condition and that of our hotel management companies, the impact from macroeconomic factors (including inflation, increases in interest rates, potential economic slowdown or a recession and geopolitical conflicts), the effects of competition, the effects of future legislation or regulations, the expected completion of anticipated dispositions, the declaration and payment of future dividends and other non-historical statements. Forward-looking statements include all statements that are not historical facts, and in some cases, can be identified by the use of forward-looking terminology such as the words "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates", "hopes" or the negative version of these words or other comparable words. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our results of operations, financial condition, cash flows, performance or future achievements or events.

All such forward-looking statements are based on current expectations of management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements and we urge investors to carefully review the disclosures we make concerning risks and uncertainties in Item 1A: "Risk Factors" in this Annual Report on Form 10-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The risk factors discussed in Item 1A: "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

DEFINITIONS

Except where the context suggests otherwise, we define certain terms in this Annual Report on Form 10-K as follows:

- "Adjusted EBITDA" means EBITDA (as defined below) further adjusted to exclude: (i) gains or losses on sales of assets for both consolidated and unconsolidated investments; (ii) costs associated with hotel acquisitions or dispositions expensed during the period; (iii) severance expense; (iv) share-based compensation expense; (v) impairment losses and casualty gains or losses; and (vi) other items that we believe are not representative of our current or future operating performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for information regarding our use of Adjusted EBITDA, which is a non-GAAP financial measure.

- "Adjusted FFO attributable to stockholders" means Nareit funds from (used in) operations ("FFO") attributable to stockholders (as defined below), as further adjusted to exclude: (i) costs associated with hotel acquisitions or dispositions expensed during the period; (ii) severance expense; (iii) share-based compensation expense; (iv) casualty gains or losses, and (v) other items that we believe are not representative of our current or future operating performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for information regarding our use of Adjusted FFO attributable to stockholders, which is a non-GAAP financial measure.

- "ADR" or "average daily rate," (which we also refer to as "rate") represents rooms revenue divided by total number of room nights sold in a given period.

- "EBITDA" reflects net income (loss) excluding depreciation and amortization, interest income, interest expense, income taxes and also interest expense, income tax and depreciation and amortization included in equity in earnings (losses) from investments in affiliates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for information regarding our use of EBITDA, which is a non-GAAP financial measure.

- "HGV" refers to Hilton Grand Vacations Inc. and its consolidated subsidiaries, and references to "HGV Parent" refers only to Hilton Grand Vacations Inc., exclusive of its subsidiaries.

- "Hilton" refers to Hilton Worldwide Holdings Inc. and its consolidated subsidiaries, and references to "Hilton Parent" or "Parent" refers only to Hilton Worldwide Holdings Inc., exclusive of its subsidiaries.

- "Hotel Adjusted EBITDA" measures hotel-level results before debt service, depreciation and corporate expenses for our consolidated hotels, which excludes hotels owned by unconsolidated affiliates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for information regarding our use of Hotel Adjusted EBITDA, which is a non-GAAP financial measure.

- a "luxury" hotel refers to a luxury hotel as defined by Smith Travel Research ("STR").

- "Nareit FFO attributable to stockholders" means net income (loss) attributable to stockholders (calculated in accordance with U.S. generally accepted accounting principles ("U.S. GAAP")), excluding depreciation and amortization, gains or losses on sales of assets, impairment, and the cumulative effect of changes in accounting principles, plus adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect our pro rata share of the FFO of those entities on the same basis. We calculate Nareit FFO attributable to stockholders for a given operating period in accordance with the guidelines of the National Association of Real Estate Investment Trusts ("Nareit") and its December 2018 "Nareit Funds from Operations White Paper – 2018 Restatement". See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for information regarding our use of Nareit FFO attributable to stockholders, which is a non-GAAP financial measure.

- "occupancy" represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels. Room nights available to guests have not been adjusted for the period of suspended or reduced operations at certain of our hotels as a result of COVID-19.

- "Park Hotels & Resorts," "we," "our," "us" and the "Company" refer to Park Hotels & Resorts Inc. and its consolidated subsidiaries, and references to "Park Parent" refers only to Park Hotels & Resorts Inc., exclusive of its subsidiaries.

- "RevPAR" or "revenue per available room" represents rooms revenue divided by the total number of room nights available to guests for a given period. Room nights available to guests have not been adjusted for the period of suspended or reduced operations at certain of our hotels as a result of COVID-19.

- "TRS" refers to a taxable REIT subsidiary under the Internal Revenue Code of 1986, as amended (the "Code"), and includes any subsidiaries or other, lower-tier entities of that taxable REIT subsidiary.

- an "upper midscale" hotel refers to an upper midscale hotel as defined by STR.

- an "upper upscale" hotel refers to an upper upscale hotel as defined by STR.

- an "upscale" hotel refers to an upscale hotel as defined by STR.

PART I

ITEM I. BUSINESS

OUR COMPANY

We are the second largest publicly-traded lodging real estate investment trust ("REIT") with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. On January 3, 2017, Hilton Parent completed the spin-off of a portfolio of hotels and resorts that established us as an independent, publicly traded company. As of February 23, 2023, our portfolio consists of 46 premium-branded hotels and resorts with over 29,000 rooms, located in prime United States ("U.S.") markets with high barriers to entry. Approximately 88% of our rooms are luxury and upper upscale and all of our rooms are located in the U.S. and its territories. We are focused on consistently delivering superior risk-adjusted returns to stockholders through active asset management and a thoughtful external growth strategy while maintaining a strong and flexible balance sheet.

On September 18, 2019, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 5, 2019, by and among Park Parent, PK Domestic Property LLC, an indirect subsidiary of Park Parent ("PK Domestic"), PK Domestic Sub LLC, a wholly owned subsidiary of PK Domestic ("Merger Sub") and Chesapeake Lodging Trust ("Chesapeake"), Chesapeake merged with and into Merger Sub (the "Merger"). Park Intermediate Holdings LLC (our "Operating Company") continues to directly or indirectly hold all of our assets and conduct all of our operations. Park Parent owned 100% of the interests in our Operating Company until December 31, 2021 when the business undertook an internal reorganization transitioning our structure to a traditional umbrella partnership REIT structure ("UPREIT"). Effective January 1, 2022, Park Parent became the managing member of our Operating Company and PK Domestic REIT Inc., a direct subsidiary of Park Parent, became a member of our Operating Company. We may, in the future, issue interests in (or from) our Operating Company in connection with acquiring hotels, financing, issuance of equity compensation or other purposes.

We are a REIT for U.S. federal income tax purposes. We have been organized and operated, and we expect to continue to be organized and operate, in a manner to qualify as a REIT.

OUR BUSINESS AND GROWTH STRATEGIES

Our objective is to be the preeminent lodging REIT, focused on consistently delivering superior, risk-adjusted returns to stockholders through active asset management and a thoughtful external growth strategy while maintaining a strong and flexible balance sheet. We intend to pursue this objective through the following strategies:

- *Operational Excellence through Active Asset Management.* We are focused on continually improving the operating performance and profitability of each of our hotels and resorts through our proactive asset management efforts. The novel strain of coronavirus and the disease it causes ("COVID-19") presented ongoing challenges in 2022; however, we have witnessed widespread improvements across our portfolio throughout the year. During 2020, we temporarily halted operations at a majority of our hotels located in challenged markets where hotel lodging demand remained muted; consolidated demand into fewer hotels in markets where we have multiple assets; reduced available rooms at hotels to help mitigate expenses; consolidated or eliminated managerial positions to reduce payroll; and reimagined the operating model such as through limiting food and beverage operations and adjusting housekeeping availability for both safety considerations and cost controls. As we continued to progress toward recovery, we strategically reopened all previously suspended hotels as of May 2022. We continue to identify revenue-enhancement opportunities and drive cost efficiencies to maximize the operating performance, cash flow and value of each property. As a pure-play lodging real estate company with significant financial resources and an extensive portfolio of large, multi-use assets, including 8 hotels with 125,000 square feet of meeting space or more, we believe our ability to implement compelling return on investment initiatives represents a significant embedded growth opportunity. These may include the expansion of meeting platforms in convention and resort markets; the upgrade or redevelopment of existing amenities, including retail platforms, food and beverage outlets, pools and other facilities; the development of vacant land into income-generating uses, including retail or mixed-use properties; or the redevelopment or optimization of underutilized spaces. We also may create value through repositioning certain hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Finally, we are focused on maintaining the competitive strength of our properties and adapting to evolving customer preferences by renovating properties to provide updated guestroom design, open and activated lobby areas, food and beverage and public spaces, and modernized meeting space.

- *Pursuing Growth and Diversification through Prudent Capital Allocation.* We intend to leverage our scale, liquidity and transaction expertise to create value throughout all phases of the lodging cycle through opportunistic acquisitions and dispositions, which we believe will enable us to further diversify our portfolio. In September 2019, we completed the $2.5 billion acquisition of

Chesapeake, which helped us to increase our scale and achieve greater diversification. Since our spin-off, we have sold or otherwise disposed of 39 hotels, most of them located in lower growth domestic and international markets for a combined sales price of over $2 billion, which provided us with additional liquidity to de-leverage our balance sheet and to execute on a variety of strategic corporate initiatives. We will continue to opportunistically seek to expand our presence in target markets and further diversify over time, including by acquiring hotels that are affiliated with leading hotel brands and operators.

- ***Maintaining a Strong and Flexible Balance Sheet.*** We intend to maintain a strong and flexible balance sheet. We will focus on maintaining sufficient liquidity with minimal short-term maturities and intend to have a mix of debt that will provide us with the flexibility to prepay debt when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, and support acquisition activity. In December 2022, we amended and restated our revolving credit facility ("Revolver"), which extended its maturity date to December 2026 and increased our aggregate commitments to $950 million, of which $50 million, together with cash on hand, was used to fully repay the remaining $78 million balance on our unsecured delayed draw term loan facility ("2019 Term Facility"). In February 2023, we fully repaid the $50 million outstanding under our Revolver with net proceeds from the sale of the Hilton Miami Airport. We expect to reduce our level of secured debt over time, which will provide additional balance sheet flexibility. Our senior management team has extensive experience managing capital structures over multiple lodging cycles and has extensive and long-standing relationships with numerous lending institutions and financial advisors to address our capital needs.

OUR PROPERTIES

The following tables provide summary information regarding our portfolio as of February 23, 2023.

Brand Affiliations and Chain Scale

We own and lease hotels and resorts primarily in the upper upscale chain scale segment. The following table sets forth our portfolio by brand affiliations and chain scale segment:

Brand	Chain Scale	Number of Properties	Total Rooms
Hilton Hotels & Resorts	Upper Upscale	21	19,127
DoubleTree by Hilton	Upscale	8	3,543
Signia by Hilton	Upper Upscale	1	1,009
Embassy Suites by Hilton	Upper Upscale	4	998
Hyatt Regency	Upper Upscale	2	940
W Hotels	Luxury	2	923
Curio - A Collection by Hilton	Upper Midscale	3	685
Waldorf Astoria Hotels & Resorts	Luxury	1	502
Marriott	Upper Upscale	1	430
Marriott Tribute Portfolio	Upper Upscale	1	393
JW Marriott	Luxury	1	344
Hyatt Centric	Upper Upscale	1	316
Total		**46**	**29,210**

Type of Property Interest

The following table sets forth our properties according to the nature of our real estate interest:

Types of Interest	Number of Properties	Total Rooms
Fee Simple[1]	28	20,835
Ground Lease	14	5,719
	42	26,554
Unconsolidated Joint Ventures[2]		
Fee Simple	3	2,262
Ground Lease	1	394
	4	2,656
Total	**46**	**29,210**

(1) Includes certain properties that, while primarily owned fee simple, are subject to ground lease in respect of certain portions of land or facilities. Refer to "—Ground Leases," Item 2: "Properties," and Note 9: "Leases" in our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

(2) Four of our hotels are owned by unconsolidated joint ventures in which we hold an interest. Refer to Item 2: "Properties" for the percentage ownership in such unconsolidated joint ventures.

SUSTAINABILITY

We incorporate sustainability into our investment and asset management strategies, with a focus on minimizing environmental impact. When we evaluate the acquisition of new properties, we assess both sustainability opportunities and climate change-related risks as part of our due diligence process. During the ownership of our properties, we seek to invest in proven sustainability practices in both our renovation and redevelopment projects that can enhance asset value, while also improving environmental performance. In such projects, we target specific environmental efficiency enhancements, equipment upgrades and replacements that reduce energy and water consumption and offer appropriate returns on investment.

We are committed to being a responsible corporate citizen and minimizing our impact on the environment. Our approach to corporate citizenship is reinforced by periodic engagement with key stakeholders to understand their corporate responsibility priorities. As part of our ongoing stakeholder engagement and transparency efforts, we participated in the 2022 Global Real Estate Sustainability Benchmark ("GRESB") assessment, ranking in the top 35% of all GRESB participant companies, and increased our score compared to our pre-pandemic 2020 results. Compared to 2021, our ranking declined slightly due to drastic fluctuations in utility consumption across our portfolio from properties reopening and being utilized to a greater capacity. Additionally, in 2022, we were recognized by *Newsweek* as one of America's Most Responsible Companies for the third consecutive year, ranking in the top third of all selected companies, and we received the 2022 Nareit Leader in the Light Award for the hospitality sector, further highlighting our commitment to superior and sustained sustainability practices.

We have published our 2022 Annual Corporate Responsibility Report on our website, which discloses our environmental and social programs and performance, our risk management strategy and our governance and oversight practices. The report also includes our Task Force Report on Climate-Related Financial Disclosures ("TCFD") as well as our Sustainability Accounting Standards Board ("SASB") and Global Reporting Index ("GRI") indices. As highlighted in our report, in 2022, we formalized and strengthened oversight over our environmental, social and governance ("ESG") activities by renaming two of our Board of Directors ("Board")-level committees to more accurately reflect how ESG is embedded in our governance practices and establishing an executive-level ESG committee to develop, implement and monitor Park's ESG initiatives and policies. The executive-level ESG committee provides oversight of Park's three dedicated ESG working committees – the Green Park Committee, the Park Cares Committee and the Diversity & Inclusion Steering Committee. Additionally, ESG performance targets were embedded into executive performance objectives and compensation.

Each ESG initiative begins with analysis and work by one of the three working committees, each of which specializes in specific ESG matters. Park's Green Park Committee is dedicated to Park's sustainability efforts and environmental performance and manages the Company's Green Park Program, which prioritizes the achievement of our sustainability goals, including the reduction of greenhouse gas ("GHG") across our portfolio and business as a whole. Our Green Park Sustainability Playbook outlines the Company's sustainability expectations and processes for its brand and management partners on a variety of topics, including HVAC equipment, LED lighting and water efficiency. Park's Engineering Renovation Guidelines address opportunities for incorporating sustainable building attributes during renovations, such as the use of green materials and efficiency standards for HVAC systems, toilets and showers. Five of our properties were awarded the ENERGY STAR® Certification for Superior Energy Efficiency, including our largest hotel, the Hilton Hawaiian Village Waikiki Beach Resort, and 85% of our portfolio was Google Eco-certified via Hilton's LightStay program.

Additionally, we have continued to invest in efficiency projects and implemented efficiency best practices for our capital projects. We have implemented sustainability checklists where appropriate, and efficiency projects related to end-of-life equipment replacements or upgrades are routinely conducted. With these projects, we are often able to notably decrease our environmental impact by replacing older equipment with more efficient options. We also began conducting intensive energy efficiency audits of our portfolio in order to generate a long-term strategy for increased efficiencies and decarbonization. Our pilot audit performed at one of our hotels in 2021 resulted in planned investments that are projected to reduce our GHG emissions by 15% in one year. Seventeen additional audits were performed with a goal to audit our entire portfolio no later than 2025.

OUR PRINCIPAL AGREEMENTS

In order for us to continue to qualify as a REIT, independent third parties must operate our hotels. We lease substantially all of our hotels to our TRS lessees, which, in turn have engaged independent third-parties to operate these hotels pursuant to management agreements. The hotels not leased to our TRS lessees are owned by TRSs, which have also engaged independent third-parties to operate these hotels pursuant to management agreements. Certain of our hotels also have franchise agreements. We may, in the future, re-flag existing properties, acquire additional properties that operate under other brands and/or engage other third-party hotel managers and franchisors.

Below is a general overview of our management and franchise agreements.

Management Agreements

Our hotel managers control the day-to-day operations of our hotels that are subject to a management agreement. We have consultative and specified approval rights with respect to certain actions of our hotel managers, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel.

As in our franchise agreements described below, we receive a variety of services and benefits under our management agreements with our hotel managers, including the benefit of the name, marks and system of operation of the brand, as well as centralized reservation systems, participation in customer loyalty programs, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel and payroll and accounting services.

Term

Our management agreements have initial terms ranging from 5 to 30 years and most allow for one or more renewal periods. Assuming all renewal periods are exercised by our hotel managers, the total term of our management agreements range between 5 and 70 years.

Fees

Our management agreements generally contain a two-tiered fee structure, where our hotel managers receive a base management fee and an incentive management fee. The base management fee for our hotels range from approximately 2% to 4% of gross hotel revenues or receipts, as defined in each agreement. The incentive management fee is typically a percentage of a specified performance measure such as operating income, cash flow or other performance measures, as defined in the agreements with some agreements only providing for incentive fees following the satisfaction of certain dollar thresholds. We also pay certain service fees to our hotel managers and generally reimburse our hotel managers for salaries and wages of their employees at our hotels, as well as for certain other expenses incurred in connection with the operation of the hotel.

Termination Events

Subject to certain qualifications, notice requirements and applicable cure periods, the management agreements generally are terminable by either party upon a material casualty or condemnation of the hotel or the occurrence of certain customary events of default, including, among others: the bankruptcy or insolvency of either party; the failure of either party to make a payment when due, and failure to cure such non-payment after late payment notice; or breach by either party of covenants or obligations under the management agreement. In certain instances, we retain the right to terminate a management agreement if manager fails to meet specified performance criteria.

Additionally, our hotel managers generally have the right to terminate the management agreement in certain situations, including the occurrence of certain actions with respect to a mortgage or our failing to complete or commence required repair after damage or destruction to the hotel, or our failure to meet minimum brand standards. For certain properties, our management agreements also allow early termination, subject to entering into a franchise agreement with an affiliated brand. If our hotel managers terminate due to our default, our hotel managers may exercise all of their rights and remedies at law or in equity.

Sale of a Hotel

Our management agreements generally provide that we cannot sell a hotel to a person who (i) does not have sufficient financial resources, (ii) is of bad moral character, (iii) is a competitor of our hotel managers, or (iv) is a specially designated national or blocked person, as set forth in the applicable management agreement. It is generally an event of default if we proceed with a sale or an assignment of the hotel's management agreement to such a transferee, without receiving consent from our hotel managers.

Franchise Agreements

Four of our hotels are subject to franchise agreements. Pursuant to the franchise agreements, we have been granted a limited, non-exclusive license to use our franchisor's brand names, marks and systems. The franchisor also may provide us with a variety of services and benefits, including centralized reservation systems, participation in customer loyalty programs, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel. In return, we are required to operate franchised hotels consistent with the applicable brand standards. The franchise agreements specify operational, record-keeping, accounting, reporting and marketing standards and procedures with which we must comply, and will promote consistency across the brand by outlining standards for guest services, products, signage and furniture, fixtures and equipment, among other things. To monitor our compliance, the franchise agreements specify that we must make the hotel available for quality inspections by the franchisor.

Term

Our franchise agreements contain an initial term of between 13 and 20 years and require the franchisor's consent to be extended.

Fees

Our franchise agreements require that we pay a royalty fee on gross rooms revenue at rates ranging from 4.5% to 6%, plus a percentage of food and beverage revenue for certain hotels, which in most cases is 3%. We must also pay certain marketing, reservation, program and other customary fees. In addition, the franchisor has the right to require that we renovate guest rooms and public facilities from time to time to comply with then-current brand standards.

Termination Events

Our franchise agreements provide for termination at the franchisor's option upon the occurrence of certain events, including, among others: the failure to maintain brand standards; the failure to pay royalties and fees or to perform other obligations under the franchise license; bankruptcy; and abandonment of the franchise or a change of control, and in the event of such termination, we are required to pay liquidated damages.

SPIN-OFF RELATED AGREEMENTS

On January 3, 2017, Hilton Parent completed the spin-off that resulted in our establishment as an independent, publicly traded company.

Distribution Agreement

We entered into a distribution agreement ("Distribution Agreement") with Hilton Parent regarding the principal actions taken or to be taken in connection with the spin-off. The Distribution Agreement provided for certain transfers of assets and assumptions of liabilities by us and Hilton Parent and the settlement or extinguishment of certain liabilities and other obligations among Hilton Parent and us. In particular, the Distribution Agreement provided that, subject to the terms and conditions contained in the Distribution Agreement:

■ all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the separated real estate business were retained by or transferred to us;

■ all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the timeshare business were retained by or transferred to HGV Parent or its subsidiaries;

■ all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton were retained by or transferred to Hilton Parent or its subsidiaries;

■ liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Hilton that were previously terminated or divested were allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

■ each of Park Parent and HGV Parent assumed or retained any liabilities (including under applicable U.S. federal and state securities laws) relating to, arising out of or resulting from the Form 10 registering its common stock to be distributed by Hilton Parent in the spin-off and from any disclosure documents that offered for sale securities in transactions related to the spin-off, subject to exceptions for certain information for which Hilton Parent retained liability; and

■ except as otherwise provided in the Distribution Agreement or any ancillary agreement, we retained responsibility for any costs or expenses incurred by us following the distribution in connection with the transactions contemplated by the Distribution Agreement, including costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the distribution.

In addition, notwithstanding the allocation described above, we, HGV and Hilton have agreed that losses related to certain contingent liabilities (and related costs and expenses), which generally are not specifically attributable to any of the separated real estate business, the timeshare business or the retained business of Hilton ("Shared Contingent Liabilities"), will be apportioned among the parties according to fixed percentages of 65%, 26% and 9% for each of Hilton, us and HGV, respectively. Examples of Shared Contingent Liabilities may include uninsured losses arising from actions (including derivative actions) against current or former directors or officers of Hilton in respect of acts or omissions occurring prior to the distribution date, or against current or former directors or officers of any of Hilton, HGV or us, arising out of, in connection with, or otherwise relating to, the spin-offs and the distribution, subject to certain exceptions described in the Distribution Agreement. In addition, costs and expenses of, and indemnification obligations to, third party professional advisors arising out of the foregoing actions may also be subject to these provisions. Subject to certain limitations and exceptions, Hilton shall generally be vested with the exclusive management and control of all matters pertaining to any such Shared Contingent Liabilities, including the prosecution of any claim and the conduct of any defense.

The Distribution Agreement also provides for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of each business with the appropriate company.

Tax Matters Agreement

We entered into a tax matters agreement ("Tax Matters Agreement") with Hilton Parent, HGV Parent and Hilton Domestic Operating Company that governs the respective rights, responsibilities and obligations of us, Hilton Parent and HGV Parent after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. Although binding between the parties, the Tax Matters Agreement is not binding on the IRS. We and HGV Parent have joint and several liability with Hilton Parent to the IRS for the consolidated U.S. federal income taxes of the Hilton consolidated group relating to the taxable periods in which we were part of that group. The Tax Matters Agreement specifies the portion, if any, of this tax liability for which we bear responsibility, and each party has agreed to indemnify the other against any amounts for which they are not responsible. The Tax Matters Agreement also provides special rules for allocating tax liabilities in the event that the spin-off is not tax-free. In general, under the Tax Matters Agreement, each party is responsible for any taxes imposed on Hilton that arise from the failure of the spin-off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as applicable, and certain other relevant provisions of the Code, to the extent that the failure to qualify is attributable to actions taken by such party (or with respect to such party's stock). The parties share responsibility in accordance with sharing percentages for any such taxes imposed on Hilton that are not attributable to actions taken by a particular party.

The Tax Matters Agreement also provides for cross-indemnities with respect to tax matters that, except as otherwise provided in the Tax Matters Agreement, are principally designed to place financial responsibility for the tax-related obligations and liabilities of each business with the appropriate company.

GROUND LEASES

The following table summarizes the remaining primary term, renewal rights and purchase rights as of February 23, 2023, associated with land underlying our hotels and meeting facilities that we lease from third parties:

Property	Rooms	Current Lease Term Expiration	Renewal Rights / Purchase Rights
Leases of Wholly-Owned Properties			
Embassy Suites Phoenix Airport	182	November 30, 2031	None
Portfolio of Five Hotels[1]	2,053	December 31, 2025	2 x 5 years[2]
Embassy Suites Austin Downtown South Congress	262	February 28, 2029	1 x 10 years[3]
Hilton Oakland Airport	360	January 19, 2034	None
Hilton Orlando Lake Buena Vista	814	January 31, 2034	1 x 25 years
Hilton Boston Logan Airport	604	September 30, 2044	2 x 20 years
Hilton Seattle Airport & Conference Center	396	December 31, 2046	Purchase Rights[4] Renewal Rights 2 x 10 years; 1 x 5 years
Hyatt Regency Mission Bay Spa and Marina	438	January 31, 2056	None
Embassy Suites Kansas City Plaza	266	January 30, 2076[5]	Renewal Rights[5] 2 x 25 years
JW Marriott San Francisco Union Square	344	January 14, 2083	None
Leases of Properties by Joint Ventures			
Hilton La Jolla Torrey Pines	394	June 30, 2067	1 x 10 years; 1 x 20 years[6]

(1) Reflects the terms of a master lease agreement pursuant to which we lease the following five hotels: the Hilton Salt Lake City Center; the DoubleTree Hotel Seattle Airport; the DoubleTree Hotel San Diego—Mission Valley; the DoubleTree Hotel Sonoma Wine Country; and the DoubleTree Hotel Durango.
(2) The renewal option may be exercised for less than all 5 of the hotels. Minimum rent is reduced if the renewal option is exercised for less than all of the 5 hotels.
(3) The term of this renewal option exceeds the expiration of the underlying master ground lease in 2031. No extension rights are available, and it is unlikely that the land-lord under the master ground lease will grant a term past 2031.
(4) Tenant has a right of first offer with respect to the property.
(5) Lease expires on January 30, 2026; however, the renewal rights are included in the current lease term expiration as the landlord has the option to renew the lease.
(6) Renewal rights are dependent on the amount of capital expenditures invested in the hotel during the term.

We (or certain joint ventures in which we own an interest) are also party to certain leases for facilities related to certain hotels owned by us (or such joint ventures).

COMPETITION

The lodging industry is highly competitive. Our hotels compete with other hotels for guests on the basis of several factors, including the attractiveness of the facility, location, level of service, quality of accommodations, amenities, food and beverage options and outlets, public and meeting spaces and other guest services, consistency of service, room rate, brand reputation and the ability to earn and redeem loyalty program points through a global system. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands primarily in the upper upscale chain scale segments. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and RevPAR of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability. We believe our hotels enjoy certain competitive advantages as a result of being flagged with globally recognized brands, including access to centralized reservation systems and national advertising, marketing and promotional services, strong hotel management expertise and guest loyalty programs.

Our principal competitors include hotel operating companies, ownership companies (including other lodging REITs) and national and international hotel brands. We face increased competition from providers of less expensive accommodations, such as select-service hotels or independently managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. Increasingly, we also face competition from peer-to-peer inventory sources that allow travelers to stay at homes and apartments booked from owners, thereby providing an alternative to hotel rooms. We face competition for the acquisition of hotels from other REITs, private equity investors, institutional pension funds, sovereign wealth funds and numerous local, regional and national owners, including franchisors, in each of our markets. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During the recovery phase of the lodging cycle, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

SEASONALITY

The lodging industry is seasonal in nature, which can be expected to cause fluctuations in our hotel rooms revenues, occupancy levels, room rates, operating expenses and cash flows. The periods during which our hotels experience higher or lower levels of demand vary from property to property, depending principally upon location, type of property and competitive mix within the specific location.

CYCLICALITY

The lodging industry is cyclical and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in room rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given segments of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners of hotel properties. As a result, in a negative economic environment the rate of decline in earnings can be higher than the rate of decline in revenues.

GOVERNMENT REGULATIONS

Our business is subject to various federal and state laws and regulations. In particular, we are subject to the Americans with Disabilities Act ("ADA"). Under the ADA, all public accommodations are required to meet certain U.S. federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993. Public accommodations built before January 26, 1993 are required to remove architectural barriers to disabled access where such removal is "readily achievable." The regulations also mandate certain operational requirements that hotel operators must observe. The failure of a property to comply with the ADA could result in injunctive relief, fines, an award of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could result in reputational harm or otherwise materially and negatively affect our performance and results of operations.

In addition, a number of states regulate the activities of hospitality properties and restaurants, including safety and health standards, as well as the sale of liquor at such properties, by requiring licensing, registration, disclosure statements and compliance with specific standards of conduct. We are also subject to privacy and data security laws. Compliance with, or changes in, these laws could reduce the revenue and profitability of our properties and could otherwise adversely affect our operations.

ENVIRONMENTAL MATTERS

We are subject to certain requirements and potential liabilities under various federal, state and local environmental, health and safety laws and regulations and incur costs in complying with such requirements. These laws and regulations govern our operations including any associated air emissions; the use, storage and disposal of hazardous and toxic substances and petroleum projects; and waste-water disposal. In addition, as a current and former owner of property, we could be subject to investigation and remediation liabilities that could arise under local, state and federal environmental laws, as well as personal injury, property damage, fines or other claims by third parties associated with environmental compliance or the presence of contamination. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and we generate certain wastes in connection with our operations. From time to time, we may also be required to manage, abate, remove or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our properties. We have implemented an on-going operations and maintenance plan that seeks to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification, management,

and remediation of hazardous materials or petroleum products known or discovered to exist at our properties, as well as costs of complying with various local, state and federal environmental, health and safety laws, those costs have not had, and are not expected to have, a material adverse effect on our financial condition, results of operations or cash flow.

REIT QUALIFICATION

We are a REIT for U.S. federal income tax purposes. We have been organized and operated, and we expect to continue to be organized and operated, in a manner to qualify as a REIT. To qualify as a REIT, we must satisfy requirements related to, among other things, the real estate qualification of sources of our income, the real estate composition and values of our assets, the amounts we distribute to our stockholders annually and the diversity of ownership of our stock. To the extent we continue to remain qualified as a REIT, we generally will not be subject to U.S. federal income tax on taxable income generated by our REIT activities that we distribute annually to our stockholders. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. Refer to "Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items."

INSURANCE

We maintain insurance coverage for general liability, property, including business interruption, terrorism, and other risks with respect to our business for all of our hotels. We also maintain workers' compensation insurance for our corporate employees, while our managers maintain workers' compensation insurance for their employees at our hotels. Most of our insurance policies are written with self-insured retentions or deductibles that are common in the insurance market for similar risks. These policies provide coverage for claim amounts that exceed our self-insured retentions or deductibles. Our insurance provides coverage related to any claims or losses arising out of the design, development and operation of our hotels.

HUMAN CAPITAL

Employees

Through ongoing employee development programs, comprehensive and competitive compensation and benefits, and a focus on our employees' health and well-being, we strive to help our employees in all aspects of their lives. As of December 31, 2022, we had 91 employees. We believe relations are positive between us and our employees. Our hotel managers are generally responsible for hiring and maintaining the labor force at each of our hotels. Although we do not employ the employees at our hotels, we still are subject to the costs and risks generally associated with the hotel labor force, particularly those hotels with unionized labor. We believe relations are positive between our third-party hotel managers and their employees. For a discussion of these relationships, refer to "Risk Factors—Risks Related to Our Business and Industry—We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability."

Diversity, Equity and Inclusion

We value the unique perspectives that a workforce with diverse cultures, ages, genders, and ethnicities brings to our process, and we are committed to enhancing diversity, equity and inclusion at Park. We have a skilled and highly diverse board of eight independent directors, two of whom are gender diverse. It is Park's policy to consider diversity in Board nominations. In addition, our executive team is comprised of six members, two of whom are gender diverse and three of whom are racially diverse. The following charts summarize the gender and ethnic diversity of our workforce as of December 31, 2022:



43%
Male
57%
Female
Corporate

2%
Other
1%
Native American or Pacific Islander
58%
White
22%
Asian
Corporate
14%
Black or African-American
3%
Hispanic

Our commitment to enhancing diversity, equity and inclusion is reflected both in the actions we take within our Company and our efforts in our larger community, such as through recruitment, employee development, mentorship, education, advocacy and community outreach. We have established a Diversity & Inclusion Steering Committee, which is comprised of members of executive leadership and employees from all corporate departments across a broad assortment of levels, genders, ages and races. The committee is dedicated to enhancing our focus on activities that increase awareness and take actions in support of equality, and it seeks to develop partnerships and adopt new initiatives that support systematic change related to racism and diversity. As a result, Park's Diversity & Inclusion Steering Committee works in concert with our Park Cares Committee to partner with local organizations that provide services and resources to underserved populations and those in need of social, economic, educational, mental and physical support in our community. The committee has also spent significant time focusing on actions and commitments that impact Park internally such as recruitment and retention practices, policy and process updates, training and increased communication and awareness programs. All our employees are encouraged to take part in initiatives implemented by the Diversity & Inclusion Steering Committee.

Additionally, our Chief Executive Officer, Thomas J. Baltimore, Jr. serves as one of the three co-chairs of NAREIT's Dividends Through Diversity, Equity & Inclusion CEO Council, which supports the recruitment, inclusion, development, and advancement of women, Black professionals, other people of color, ethnically diverse individuals, and members of other under-represented groups in REITs and the publicly traded real estate industry.

We continually evaluate our practices related to diversity, equity and inclusion through internal and external resources. For example, since 2021, we have included a gender and ethnic diversity analysis to our annual corporate compensation review, which continues to reflect no pay disparity based on any gender or ethnic group.

Training and Development

Human capital development underpins our efforts to successfully execute our Company-wide strategy. We continually invest in our employees' career growth and provide employees with a wide range of development opportunities. We also seek to increase awareness and understanding through Company-wide trainings on diversity and inclusion, unconscious bias and other social issues, as well as an annual anti-bribery/anti-corruption training. We require a separate, mandatory training on diversity, equity, inclusion and unconscious bias for corporate employees, as well as training on social issues to include modern slavery/human trafficking awareness. All employees also participate in anti-harassment and compliance training at least once a year.

Additionally, we provide employees at corporate headquarters with leadership development programs, management development series programs, corporate technical "lunch and learn" trainings, REIT tax training, executive coaching and emotional intelligence training. Our leadership team encourages employees to continue education and professional certifications with time away from work and training budgets. Our Corporate Strategy and Design & Construction departments also participate in sustainability training, including Nareit's ESG JumpStart workshop and REITworks conference.

To support employee development, we provide regular and consistent feedback to our corporate employees through our continuous feedback performance management model. Regular one-on-one feedback sessions are conducted to ensure feedback is current and to reinforce positive performance. We encourage our employees to participate in our employee engagement survey, which is administered by a third party, and undertake initiatives to improve areas identified in the survey. As a direct result of the survey, each department Executive Committee leader conducts feedback sessions with their respective teams, and Company-wide action plans are created and implemented by our Human Resources department. In addition, each department also creates departmental action plans and implements them accordingly.

Also, in 2022 we conducted two pulse surveys, in addition to our annual engagement survey, to ensure we are providing programs and initiatives that support our culture of communication and collaboration and ensure our employees feel valued and heard through our rewards and recognition programs.

Our Board receives regular reports on these initiatives to ensure that we continue to demonstrate our strong commitment to our employees, diversity and inclusion and other human capital matters.

Health, Safety and Well-being

We provide benefits to support our corporate employees and their families, including but not limited to medical, vision and dental insurance, gym memberships, a 401(k) match program, paid parental leave, and an employee assistance program. We also provide numerous initiatives focused on physical, mental and spiritual well-being including booster clinics, mindfulness training with dedicated coaches and leaders and emotional intelligence workshops.

Together with our hotel managers, we also aim to ensure the health, safety and well-being of all employees and guests at our properties. For example, in 2020, we committed to the American Hotel & Lodging Association's 5-Star Promise, which enhances policies, trainings and resources related to the safety of hotel employees and guests. We aim to promote health and well-being measures in our design and construction projects through the use of natural ventilation, daylighting and air and water quality monitoring. Hotel employee health and safety factors are designed into projects, which include alarm systems cameras, first aid locations and personal alert devices. Additionally, we have developed standardized procedures to be undertaken during and immediately following an extreme weather event or other emergency, including communication guidance, life safety and foreseen event preparedness instructions and guidance on how to manage environmental hazards, among other risk-related topics.

Community Engagement

Our Park Cares Committee, a committee comprised of employees at our corporate headquarters, focuses on engagement with local communities and spearheads volunteer work. In 2022, Park Cares sponsored two community service initiatives where employees were invited to participate with in-kind donations or by volunteering their time, of which 85 of our employees participated. In 2022, we supported 15 organizations and/or programs through charitable contributions, sponsorships and scholarships contributing a total of $303,000 in cash donations. The hotels within our portfolio are also extremely involved with their respective communities, raising money or donating supplies, food or services as well as contributing countless hours to many worthwhile causes.

For additional information on the above matters, please review our 2022 Annual Corporate Responsibility Report on our website.

CORPORATE INFORMATION

Our principal executive offices are currently located at 1775 Tysons Boulevard, 7th Floor, Tysons, Virginia 22102. Our telephone number is (571) 302-5757. Our website is located at *www.pkhotelsandresorts.com*. The information that is found on or accessible through our website is not incorporated into, and does not form a part of, this Annual Report on Form 10-K or any other report or document that we file with or furnish to the Securities and Exchange Commission ("SEC"). We have included our website address in this Annual Report on Form 10-K as an inactive textual reference and do not intend it to be an active link to our website.

We make available on our website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make our Code of Conduct, and any amendments or waivers thereto, for our directors, officers and employees available on our website on the Corporate Governance – Governance Documents page under the Investors section of our website.

AVAILABILITY OF REPORTS

The SEC maintains a website (*http://www.sec.gov*) that contains reports, proxy statements, information statements, and other information regarding issuers that file electronically with the SEC.

ITEM lA. RISK FACTORS.

Owning our common stock involves a number of significant risks. You should consider carefully the following risk factors. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and you could lose all or a part of the value of your ownership in our common stock. In addition, the statements in the following risk factors include forward-looking statements. See "Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

Continued economic disruptions, including from the COVID-19 pandemic and the impact from inflation, has significantly adversely impacted and disrupted, and may continue to adversely impact and disrupt, our business, financial performance and condition, operating results and cash flows.

The outbreak of COVID-19 and its aftermath have had and continue to have, and another pandemic in the future could similarly have, significant repercussions across regional and global economies and financial markets. The global impact of the outbreak and resulting control measures, including states of emergency, mandatory quarantines, border closures, and other travel and large gatherings restrictions, as well as declines in overall willingness to travel due to the risk of COVID-19 transmission, significantly decreased the demand for travel to our hotel properties. We were negatively affected by these and other governmental regulations and travel advisories to fight the pandemic, including recommendations by the U.S. Department of State, the Center for Disease Control and Prevention and the World Health Organization. As vaccination rates across the country increased and COVID-19 related restrictions were eased or removed, travel and hospitality spending increased beginning the second quarter of 2021; however, the COVID-19 pandemic triggered a global economic contraction, which was followed by other economic challenges that affected discretionary spending and travel, including supply chain disruptions and increased inflation. Inflationary concerns have been counteracting the lodging industry's recovery from the COVID-19 pandemic and may affect consumer sentiment and decrease demand for travel, which can cause fluctuations in hotel revenues or earnings at our hotels. Our labor or other costs may also rise due to inflation, and there can be no assurance that we will be able to pass cost increases on to travelers through higher rates.

COVID-19 and its aftermath have disrupted and have had a significant adverse effect on, and may continue to adversely impact and disrupt, our business, financial performance and condition, operating results and cash flows. The effects of the pandemic on the hotel industry were unprecedented. Global demand for lodging was drastically reduced and occupancy levels reached historic lows in 2020. Beginning in late February 2020, we experienced a significant decline in occupancy and RevPAR associated with COVID-19 disruption throughout our portfolio. Travel, especially business and leisure travel in the United States, where all of our hotels are located, was adversely affected as a result of COVID-19. Although we were able to recommence operations at all previously suspended hotels as of May 2022, there can be no assurances that we will not experience further fluctuations in hotel revenues or earnings at our hotels due to the uncertainty of COVID-19 and other macroeconomic factors, such as inflation, increases in interest rates, potential economic slowdown or a recession and geopolitical conflicts.

Additional factors that would negatively impact our ability to successfully operate during or following another pandemic, or that could otherwise significantly adversely impact and disrupt our business, financial performance and condition, operating results and cash flows, include:

- sustained negative consumer or business sentiment, economic metrics (including inflation, unemployment levels, discretionary spending and declines in personal wealth) or demand for travel, which could further adversely impact demand for lodging;

- limited opportunities to acquire new properties or the need to dispose of properties to meet liquidity needs;

- the scaling back or delay of a significant amount of planned capital expenditures, including planned renovation projects, which could adversely affect the value of our properties and guest experience at our properties;

- our ability to obtain bank lending or access the capital markets could deteriorate, or declines in our business performance or the general economy;

- our increased indebtedness, including increases in interest rates as a response to increased inflation, and decreased operating revenues, which could increase our risk of default on our loans;

- we may require additional indebtedness, which may contain even more restrictive covenants than our existing indebtedness or may require incremental collateral;

- our dependence on our hotel managers, who may be facing similar challenges;

- disruptions as a result of corporate employees working remotely, including risk of cybersecurity incidents and disruptions to internal control procedures; and

- benefits of government action to provide financial support to affected industries, including the travel and hospitality industry, may not be available to us or our operators.

We face various risks posed by our acquisition activities.

A key element of our business strategy is identifying and consummating acquisitions of additional hotels and portfolios. We can provide no assurances that we will be successful in identifying attractive hotels in the future or that, once identified, we will be successful in consummating future acquisitions. We also face significant competition for attractive investment opportunities, which may impact our ability acquire certain hotels or portfolios that we deem attractive at a favorable price, pursuant to acceptable terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially increase our costs or impede our growth.

We may continue to seek to sell certain hotels as we seek to pursue growth and diversification through prudent capital allocation. However, investments in real estate are illiquid, and it may not be possible to dispose of assets in a timely manner or on favorable terms, which could adversely affect our financial condition, operation results and cash flows.

Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers, and we cannot predict whether we will be able to sell any hotel we desire to for the price or on the terms set by us or acceptable to us, or the length of time needed to find a willing buyer and to close the sale of the hotel. Upon sales of properties or assets, we may become subject to contractual indemnity obligations, incur unusual or extraordinary distribution requirements, be required to expend funds to correct defects or make capital improvements or, as a result of required debt repayment, face a shortage of liquidity. In addition, many of our hotel management and franchise agreements generally contain restrictive covenants that limit or restrict our ability to sell a hotel free of the management or franchise encumbrance other than to permitted transferees, and as a result we may be prohibited from taking disposition actions that would otherwise be in our and our stockholders' best interests.

Moreover, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In addition, our ability to dispose of some of our hotels could be constrained by their tax attributes. Many of our hotels, including related ancillary personal property, may have low tax bases. If we dispose of these hotels in taxable transactions, we may be required to pay tax on the sale and will be required distribute the after-tax gain to our stockholders under the requirements of the Code applicable to REITs, which, in turn, would impact our cash flow. Therefore, as a result of the foregoing events or circumstances, we may not be able to adjust the composition of our portfolio promptly, on favorable terms or at all in response to changing economic, financial and investment conditions, which may adversely affect our cash flows and our ability to make distributions to stockholders.

We are subject to risks associated with the concentration of our portfolio in the Hilton family of brands. Any deterioration in the quality or reputation of the Hilton brands could have an adverse effect on our reputation, business, financial condition or results of operations.

A majority of our properties currently utilize brands owned by Hilton and participate in the Hilton Honors guest loyalty and rewards program. As a result, our ability to attract and retain guests depends, in part, on the public recognition of the Hilton brands and their associated reputation. Changes in ownership or management practices, the occurrence of accidents or injuries, force majeure events, crime, individual guest notoriety or similar events at our hotels or other properties managed, owned or leased by Hilton can harm our reputation, create adverse publicity, subject us to legal claims and cause a loss of consumer confidence in our business. If the Hilton brands become obsolete or consumers view them as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels, which could adversely affect our business, financial condition or results of operations. In addition, any adverse developments in Hilton's business and affairs, reputation or financial condition could impair its ability to manage our properties and could have a material adverse effect on us.

Hilton Honors guest loyalty program allows program members to accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits, including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value of a majority of our hotels. Changes to the Hilton Honors loyalty program, which we do not control, or our access to it could negatively impact our business. If the program deteriorates or materially changes in an adverse manner, or if currently tax-exempt program benefits become subject to taxation such that a material number of Hilton Honors members choose to no longer participate in the program, our business, financial condition or results of operations could be materially adversely affected.

Contractual and other disagreements with or involving our current and future third-party hotel managers and franchisors could make us liable to them or result in litigation costs or other expenses.

Our management and franchise agreements require us and our managers to comply with operational and performance conditions that are subject to interpretation and could result in disagreements, and we expect this will be true of any management and franchise agreements that we enter into with future third-party hotel managers or franchisors. We cannot predict the outcome of any arbitration or litigation related to such agreements, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third-party. In the event we terminate a management or franchise agreement early and the hotel manager or franchisor considers such termination to have been wrongful, they may seek damages. Additionally, we may be required to indemnify our third-party hotel managers and franchisors against disputes with third parties pursuant to our management and franchise agreements. An adverse result in any of these proceedings could materially and adversely affect our revenues and profitability.

We are dependent on the performance of our managers and could be materially and adversely affected if our managers do not properly manage our hotels or otherwise act in our best interests or if we are unable to maintain a good relationship with our third-party hotel managers.

In order for us to continue to qualify as a REIT, independent third parties must operate our hotels. We lease substantially all of our hotels to our TRS lessees. Our TRS lessees and the TRSs that own our hotels, in turn, have entered into management agreements with independent third-party managers to operate our hotels. We could be materially and adversely affected if any third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.

The success of our properties largely depends on our ability to establish and maintain good relationships with our hotel managers and other third-party hotel managers and franchisors that we may engage in the future. If we are unable to maintain good relationships with our third-party hotel managers and franchisors, we may be unable to renew existing management or franchise agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers or franchisors may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy. In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.

Cyber threats and the risk of data breaches or disruptions of our hotel managers' or our own information technology systems could materially adversely affect our business.

Our hotel managers are dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, including personally identifiable information of hotel guests, including credit card numbers.

These information networks and systems can be vulnerable to threats such as system, network or internet failures; computer hacking or business disruption, including through network- and email-based attacks as well as social engineering; cyber-terrorism; cyber extortion; viruses, worms or other malicious software programs; and employee error, negligence or fraud. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We rely on our hotel managers to protect proprietary and customer information from these threats. Any compromise of our own network or hotel managers' networks could result in a disruption to our booking or sales systems or other operations, in increased costs (e.g., related to response, investigation, and notification) or in potential litigation and liability. In addition, public disclosure or loss of customer or proprietary information could result in damage to the hotel manager's reputation, a loss of confidence among hotel guests, reputational harm for our hotels, potential litigation and increased regulatory oversight, including governmental investigations, enforcement actions, and regulatory fines, any of which may have a material adverse effect on our business, financial condition and results of operations. In the conduct of our business, we rely on relationships with third parties, including cloud data storage and other information technology service providers, suppliers, distributors, contractors, and other external business partners, for certain functions or for services in support of key portions of our operations. These third-party entities are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems and employee failures and an attack against such third-party service provider or partner could have a material adverse effect on our business.

In addition to the information technologies and systems our hotel managers use to operate our hotels, we have our own corporate technologies and systems that are used to access, store, transmit, and manage or support a variety of business processes and employee personally identifiable information. We may be required to expend significant attention and financial resources to protect these technologies and systems against physical or cybersecurity incidents and even then, our security measures may subsequently be deemed to have been inadequate by regulators or courts given the lack of prescriptive measures in data security and cybersecurity laws. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies or interruptions in system services or that system security will not be compromised through system or user error, physical or electronic break-ins, computer viruses, or attacks by hackers. Any such compromise could have a material adverse effect on our business, our financial reporting and compliance, and could subject us to or result in liability claims, litigation, monetary losses or regulatory oversight, investigations or penalties which could be significant. In addition, the cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures could be significant.

Like many corporations, our information networks and systems are a target of attacks. In addition, third-party providers of data hosting or cloud services may experience cybersecurity incidents that may involve data we share with them. Although the incidents that we have experienced to date have not had a material effect on our business, financial condition or results of operations, such incidents could have a material adverse effect on us in the future.

While we have purchased cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyberattacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

In addition, increased regulation of data collection, use and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm the Company.

Costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.

The terms of our franchise and brand management agreements generally require us to meet specified operating standards and other terms and conditions, and compliance with such standards may be costly. Failure by us, or any hotel management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise license is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which could materially and adversely affect our results of operations and profitability.

If we were to lose a brand license, the underlying value of a particular hotel could decline significantly (including from the loss of brand name recognition, marketing support, guest loyalty programs, brand manager or franchisor central reservation systems or other systems), which could require us to recognize an impairment on the hotel. Furthermore, the loss of a franchise license at a particular hotel could harm our relationship with the franchisor or brand manager and cause us to incur significant costs to obtain a new franchise license or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise licenses or brand management agreements, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Our efforts to develop, redevelop or renovate our properties, in connection with our active asset management strategy, could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

If not maintained, the condition of certain of our properties could negatively affect our ability to attract guests or result in higher operating and capital costs. These factors could reduce revenues or profits from these properties. There can be no assurance that our planned replacements and repairs will occur, or even if completed, will result in improved performance. In addition, these efforts are subject to a number of risks, including the following: construction delays or cost overruns; delays in obtaining, or failure to obtain, zoning, occupancy and other required permits or authorizations; government restrictions on the size or kind of development; changes in economic conditions that may result in weakened or lack of demand for improvements that we make or negative project returns; and lack of availability of rooms or meeting spaces for revenue-generating activities during construction, modernization or renovation projects. If our properties are not updated to meet guest preferences or brand standards under our management and franchise agreements, if properties under development or renovation are delayed in opening as scheduled, or if renovation investments adversely affect or fail to improve performance, our operations and financial results could be negatively affected.

Our hotels are geographically concentrated in a limited number of markets and, accordingly, we could be disproportionately harmed by adverse changes to these markets, natural disasters, climate change and related regulations, or terrorist attacks.

A significant portion of our room count is located in a concentrated number of markets that exposes us to greater risk to local economic or business conditions, changes in hotel supply in these markets, and other conditions than more geographically diversified hotel companies. As of December 31, 2022, hotels in Florida, San Francisco, Hawaii, Chicago, New York City, New Orleans and Boston represented approximately 66% of our room count, with our hotels in Florida, San Francisco and Hawaii alone each representing greater than 12% of our room count and 48% of our total revenue in 2022. An economic downturn, an increase in hotel supply, a force majeure event, a natural disaster, changing weather patterns and other physical effects of climate change (including supply chain disruptions), a terrorist attack or similar event in any one of these markets likely would cause a decline in the hotel market and adversely affect occupancy rates, the financial performance of our hotels in these markets and our overall results of operations, which could be material, and could significantly increase our costs.

Over time, our hotel properties located in coastal markets and other areas that may be impacted by climate change are expected to experience increases in storm intensity and rising sea-levels causing damage to our hotel properties, while hotels in other markets may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotel properties, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to repair and protect our hotels against such risks. The effects of climate change may also affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events. There can be no assurance that climate change will not have a material adverse effect on our hotels, operations or business.

If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities involving our properties, including as a result of terrorism and climate change, our profits could be reduced.

Because certain types of losses are uncertain, including natural disaster, the effects of climate change or other catastrophic losses, they may be uninsurable or prohibitively expensive. There are also other risks that may fall outside the general coverage terms and limits of our policies. Market forces beyond our control could limit the scope of the insurance coverage that we can obtain or may otherwise restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations, our liabilities or the replacement cost of any lost investment or property. Furthermore, certain of our properties may qualify as legally permissible nonconforming uses and improvements, including certain of our iconic and most profitable properties, and we may not be permitted to rebuild such properties as they exist now or at all, regardless of insurance proceeds, if such properties are destroyed. Any loss of this nature, whether insured or not, could materially adversely affect our results of operations and prospects.

In addition, we carry insurance to respond to both first-party and third-party liability losses related to terrorism under a program authorized by Congress following the September 11, 2001 terrorist attacks, which is set to expire in 2027. If the program is not extended or renewed upon its expiration in 2027, or if there are changes to the program that would negatively affect insurance carriers, premiums for terrorism insurance coverage will likely increase and/or the terms of such insurance may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available, perhaps to the point where it is effectively unavailable.

We have investments in joint venture projects, which limit our ability to manage third-party risks associated with these projects.

In certain cases, we are minority participants and do not control the decisions of the joint ventures in which we are involved. Consequently, actions by a co-venturer or other third-party outside of our control could expose us to claims for damages, financial penalties and reputational harm, any of which could adversely affect our business and operations. In addition, we may be unable to take action without the approval of our joint venture partners (including approving distributions even from joint ventures with positive cash flow), or our joint venture partners could take actions binding on the joint venture without our consent (including actions taken that are inconsistent with our business interest or goals). Moreover, we may agree to guarantee indebtedness incurred by a joint venture or co-venturer or provide standard indemnifications to lenders for loss liability or damage occurring as a result of our actions or actions of the joint venture or other co-venturers. Such a guarantee or indemnity may be on a joint and several basis with a co-venturer, in which case we may be liable in the event that our co-venturer defaults on its guarantee obligation. The non-performance of a co-venturer's obligations (including due to bankruptcy or inability of such party to meet their capital contribution or other financial obligations) may cause losses to us in excess of the capital we initially may have invested or committed.

In addition, preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our joint ventures. Any deficiencies in our joint ventures' internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of,

or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if our joint ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports, which could have a material adverse impact on our business, growth or liquidity, including our ability to access external sources of capital and our cost of capital.

We depend on external sources of capital for future growth. Any disruption to our ability to access capital at times and on terms reasonably acceptable to us may affect adversely our business and results of operations.

Ownership of hotels is a capital-intensive business that requires significant capital expenditures to acquire, operate, maintain and renovate properties. To continue to qualify as a REIT, we are required to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gain), including taxable income recognized for U.S. federal income tax purposes but with regard to which we do not receive cash. As a result, we must finance our growth, fund debt repayments and fund significant capital expenditures largely with external sources of capital. Our ability to access external capital could be hampered by a number of factors, including, but not limited to, macroeconomic changes, changes in market perceptions of our growth potential, fluctuations in the market price of our common stock, and changes in the terms of our indebtedness, any of which may be outside of our control, and which, individually or in combination, could prevent us from being able to obtain the external capital we require on terms that are acceptable to us, or at all, which could have a material adverse effect on our ability to finance our future growth, our cost of capital, our liquidity and our financial condition and results of operations.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.

While our hotel managers are responsible for hiring and maintaining the labor force at our hotels, we are subject to the costs and risks generally associated with the hotel labor force, and increased labor costs due to factors like labor shortages and resulting increases in wages, additional taxes or requirements to incur additional employee benefits costs may adversely impact our operating costs. Labor costs, including wages, can be particularly challenging at those of our hotels with unionized labor, and additional hotels may be subject to new collective bargaining agreements in the future.

From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our hotels, negatively impact our reputation or the reputation of our brands, or harm relationships with the labor forces at our hotels. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our hotel managers have collective bargaining agreements with employees are more highly affected by labor force activities than others. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. As we do not directly employ the employees at our hotels, we do not have the ability to control the outcome of these negotiations.

We could be materially and adversely affected if we are found to be in breach of a ground lease or are unable to renew a ground lease.

Unless we purchase a fee interest in the land and improvements at our properties subject to our ground leases or extend the terms of these leases before their expiration, we will lose our right to operate these properties and we will not have any economic interest in the land or improvements at the expiration of our ground leases; therefore, we generally will not share in any increase in value of the land or improvements beyond the term of a ground lease, notwithstanding our capital outlay to purchase our interest in the hotel or fund improvements thereon, and will lose our right to use the hotel. We can provide no assurances that we will be able to renew any ground lease upon its expiration at all or on favorable terms. In addition, if we are found to be in breach of certain of our third-party ground leases, we could lose the right to use the applicable hotel. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options. Additionally, if a governmental authority seizes a hotel subject to a ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure. If we were to lose the right to use a hotel, we would be unable to derive income from such hotel, which could adversely affect us.

Heightened focus on corporate responsibility, specifically related to environmental, social and governance ("ESG") factors, may constrain our business operations, impose additional costs and expose us to new risks that could adversely impact our results of operations, financial condition and the price of our securities.

We are committed to sustainability and corporate responsibility, specifically related to ESG factors. Some investors may use ESG factors to guide their investment strategies, and potential and current employees, business partners and vendors may consider these factors when considering relationships with us, and guests may consider these factors when deciding whether to stay at our properties. Certain organizations that provide corporate risk and corporate governance advisory services to investors have developed scores and ratings to evaluate companies based upon ESG metrics. Many investors focus on ESG-related business practices and scores when choosing where to allocate their investments and may consider a company's score as a factor in making an investment decision. The focus and activism related to ESG and related matters may constrain our business operations or increase expenses. Additionally, we may face reputational damage in the event our corporate responsibility initiatives do not meet the standards set by various constituencies, including those of third-party providers of corporate responsibility ratings and reports. Furthermore, should peer companies outperform us in such metrics, potential or current investors may elect to invest with our competitors and employees, vendors and business partners may choose not to do business with us, or potential guests may choose to stay at competitor hotels, which could have an adverse impact on us or the price of our securities.

RISKS RELATED TO OUR INDUSTRY

We operate in a highly competitive industry.

The lodging industry is highly competitive. Our principal competitors are other owners and investors in upper upscale, full-service hotels, including other lodging REITs, as well as major hospitality chains with well-established and recognized brands. Our hotels face competition for individual guests, group reservations and conference business. We also compete against smaller hotel chains and independent and local hotel owners and operators. Additionally, we face competition from peer-to-peer inventory sources that allow travelers to stay at homes and apartments booked from owners. New hotels may be constructed, and these additions create new competitors, in some cases without corresponding increases in demand for hotel rooms. Our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively and adversely affect our revenues and profitability as well as limit or slow our future growth.

The growth of internet reservation channels is another source of competition that could adversely affect our business. A significant percentage of hotel rooms for individual customers are booked through internet travel intermediaries. As intermediary bookings increase, they may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the brands and hotel management companies managing and operating our hotels. While internet travel intermediaries traditionally have competed to attract transient business rather than group and convention business, in recent years they have expanded their business to include marketing to large group and convention business. If that expansion continues, it could both divert group and convention business away from our hotels and increase our cost of sales for group and convention business and materially adversely affect our revenues and profitability.

We also face competition for the acquisition of hotels from other REITs, private equity investors, institutional pension funds, sovereign wealth funds and numerous local, regional and national owners, including franchisors, in each of our markets. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage, which may reduce the number of suitable investment opportunities available to us or increase pricing.

The lodging industry is subject to seasonal volatility, which is expected to contribute to fluctuations in our financial condition and results of operations.

The lodging industry is typically seasonal in nature. The periods during which our properties experience higher revenues vary from property to property, depending principally upon location and the customer base served. This seasonality can be expected to cause periodic fluctuations in a hotel's rooms revenues, occupancy levels, room rates and operating expenses. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. Consequently, volatility in our financial performance resulting from the seasonality of the lodging industry could adversely affect our financial condition and results of operations.

Governmental regulation may adversely affect the operation of our properties and our Company as a whole.

The hotel industry is subject to extensive U.S. federal, state and local governmental regulations, including those relating to the service of alcoholic beverages, the preparation and sale of food, building and zoning requirements and data protection, cybersecurity and privacy. We and our hotel managers are also subject to licensing and regulation by U.S. state and local departments relating to health, sanitation, fire and safety standards, and to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Our existing systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time to do so. We are also subject to certain environmental compliance costs, including associated air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. Our failure to comply with any such laws, including any required permits or licenses, or publicity resulting from actual or alleged compliance failures, could result in substantial fines or possible revocation of our authority to conduct some of our operations or otherwise have an adverse effect on our business.

Environmental laws may also impose potential liability on a current or former owner or operator of real property for, among other things, investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned or leased real property, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances at our currently or formerly owned or leased properties could result in limitations on or interruptions to our operations or in third-party claims for personal injury, property or natural resource damages, business interruption or other losses, including liens in favor of the government for costs the government incurs in cleaning up contamination. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. In addition, we also may be liable for the costs of remediating contamination at off-site waste disposal facilities to which we have arranged for the disposal, transportation or treatment of hazardous substances without regard to whether we complied with environmental laws in doing so. Environmental, health and safety requirements have also become, and may continue to become, increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and operating restrictions on us or our hotel managers.

Further, failure of a property to comply with the ADA could result in injunctive relief, fines, an award of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely impact our business or results of operations. If we fail to comply with the requirements of the ADA, we could be subject to fines, penalties, injunctive action, reputational harm and other business effects which could materially and negatively affect our performance and results of operations.

RISKS RELATED TO OUR INDEBTEDNESS

Our indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations for debt payments.

Our outstanding debt and other contractual obligations could have important consequences, including requiring a substantial portion of cash flow from operations to be dedicated to debt service payments, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, distributions to stockholders and to pursue future business opportunities and limiting our flexibility in planning for, or reacting to, changes in our business or market conditions, increasing our vulnerability to adverse economic, industry or competitive developments and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities or could result in foreclosure of our hotels.

The debt agreements and instruments that govern our outstanding indebtedness, including our senior unsecured credit facility and senior notes, impose significant financial and operating restrictions on us, including covenants that may restrict our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions, mergers or asset sales or transactions with affiliates. In addition, if we fail to satisfy the covenants contained in the credit facility, our ability to borrow additional funds under the credit facility may be restricted. Furthermore, the credit agreements that govern our senior unsecured credit facility and senior notes contain certain affirmative covenants that require us to be in compliance with certain leverage, liquidity and other financial ratios, and the mortgage-backed loans of our subsidiaries also require them to maintain certain debt service coverage ratios and minimum net worth requirements. We cannot assure you that we will be able to comply with our financial or other covenants and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive covenants described above, as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our financial condition and results of operations could be adversely affected. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will also risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligation.

For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable gain on foreclosure, but we would not receive any cash proceeds, which could impact our ability to meet the REIT distribution requirements imposed by the Code. In addition, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our hotels. When we give a guarantee on behalf of an entity that owns one of our hotels, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any of our hotels are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

We may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above. The use of debt to finance future acquisitions could restrict operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.

We may be able to incur significant additional indebtedness in the future. We may also incur significant additional obligations, such as trade payables, without restrictions under our debt instruments. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels that we own or acquire. To the extent we incur additional debt, the substantial leverage risks described in the preceding two risk factors would increase.

RISKS RELATED TO THE SPIN-OFF

We may be responsible for U.S. federal income tax liabilities that relate to the spin-off.

Hilton Parent received a ruling ("IRS Ruling") from the U.S. Internal Revenue Service ("IRS") regarding certain U.S. federal income tax aspects of the spin-off. The IRS Ruling received is binding on the IRS, however, the validity of the IRS Ruling is based upon and subject to the accuracy of factual statements and representations made to the IRS by Hilton Parent. As a result of the IRS's ruling policy at the time of Hilton Parent's submission, with respect to transactions under Section 355 of the Code, the IRS Ruling is limited to specified aspects of the spin-off under Section 355 of the Code and does not represent a determination by the IRS that all of the requirements necessary to obtain tax-free treatment to holders of Hilton Parent's common stock and to Hilton have been satisfied. Moreover, if any statement or representation upon which the IRS Ruling is based is incorrect or untrue in any material respect, or if the facts upon which the IRS Ruling is based are materially different from the facts that prevailed at the time of the spin-off, the IRS Ruling could be invalidated.

If all or a portion of the spin-off does not qualify as a tax-free transaction for any reason, Hilton Parent may recognize a substantial gain for U.S. federal income tax purposes. In such case, under U.S. Treasury regulations, each member of the Hilton consolidated group at the time of the spin-off (including us) would be jointly and severally liable for the resulting entire amount of any U.S. federal income tax liability. Additionally, if the distribution of HGV Parent common stock and/or the distribution of Park Parent common stock do not qualify as tax-free under Section 355 of the Code, Hilton Parent stockholders will be treated as having received a taxable dividend to the extent of Hilton Parent's current and accumulated earnings and profits and then would have a tax-free basis recovery up to the amount of their tax basis in their shares and then would have taxable gain from the sale or exchange of the shares to the extent of any excess.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. federal income tax purposes, the distribution would be taxable to us, Hilton Parent and HGV Parent (but not to Hilton Parent stockholders) pursuant to Section 355(e) of the Code if there were one or more acquisitions (including issuances) of our stock, the stock of HGV Parent or the stock of Hilton Parent, representing 50% or more, measured by vote or value, of the stock of any such corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. The distribution occurred on January 3, 2017. Any acquisition of our common stock within the two-year period before or after January 3, 2017 (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally would be presumed to have been part of such a plan; however, that presumption is rebuttable. The resulting tax liability would be substantial, and under U.S. Treasury regulations, each member of the Hilton consolidated group at the time of the spin-off (including us) would be jointly and severally liable for the resulting U.S. federal income tax liability. We do not believe that there have been acquisitions of 50% or more of our stock pursuant to a plan that would cause the distribution to be taxable pursuant to Section 355(e) of the Code. This determination relies in part upon factual statements and representations by Hilton Parent, HGV Parent and certain of our shareholders. The rules for determining whether our shares have been acquired pursuant to the requisite plan are not clear in all cases. Accordingly, the IRS or a court could disagree with our view.

Pursuant to the Tax Matters Agreement, we agreed to indemnify Hilton Parent and HGV Parent for any tax liabilities resulting from certain actions we take, or fail to take, and Hilton Parent and HGV Parent agreed to indemnify us for any tax liabilities resulting from transactions entered into, or actions not taken, by Hilton Parent or HGV Parent. For additional detail, see "Spin-off Related Agreements—Tax Matters Agreement."

We could be required to assume responsibility for obligations allocated to Hilton Parent or HGV Parent under the Distribution Agreement or Tax Matters Agreement or could have indemnification obligations under such agreements.

Under the Distribution Agreement and related ancillary agreements, from and after the spin-offs, each of Hilton Parent, Park Parent and HGV Parent are generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Distribution Agreement, a court could disregard the allocation agreed to between the parties and require that we assume responsibility for obligations allocated to Hilton Parent or HGV (for example, tax and/or environmental liabilities), particularly if Hilton Parent or HGV Parent were to refuse or were unable to pay or perform the allocated obligations. See "Spin-off Related Agreements—Distribution Agreement."

In addition, the Distribution Agreement and Tax Matters Agreement provide for cross-indemnities that, except as provided in such agreements, are principally designed to place financial responsibility for the obligations and liabilities of each business with the appropriate company. As well, losses in respect of certain shared contingent liabilities, which generally are not specifically attributable to our business, HGV business or the retained business of Hilton, were determined on the date on which the Distribution Agreement was entered into. The percentage of shared contingent liabilities for which we are responsible was fixed in a manner that is intended to approximate our estimated enterprise value on the distribution date relative to the estimated enterprise values of HGV and Hilton. Subject to certain limitations and exceptions, Hilton will generally be vested with the exclusive management and control of all matters pertaining to any such shared contingent liabilities, including the prosecution of any claim and the conduct of any defense. Any of the foregoing indemnification obligations or shared contingent liabilities could negatively affect our business, financial condition, results of operations and cash flows. See "Spin-off Related Agreements—Distribution Agreement" and "—Tax Matters Agreement."

In connection with the spin-offs, Hilton and HGV indemnified us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of the liabilities assumed by Hilton and HGV, and Hilton and HGV may be unable to satisfy their indemnification obligations to us in the future.

In connection with the spin-offs, each of Hilton and HGV indemnified us with respect to such parties' assumed or retained liabilities pursuant to the Distribution Agreement and breaches of the Distribution Agreement or other agreements related to the spin-offs. There can be no assurance that the indemnities from each of Hilton and HGV will be sufficient to protect us against the full amount of these and other liabilities. Third parties also could seek to hold us responsible for any of the liabilities that Hilton and HGV have agreed to assume. Even if we ultimately succeed in recovering from Hilton or HGV any amounts for which we are held liable, we may be temporarily required to bear those losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

RISKS RELATED TO OUR REIT STATUS AND CERTAIN OTHER TAX ITEMS

If we do not maintain our qualification as a REIT, we will be subject to tax as a C corporation and could face a substantial tax liability.

We have been taxed as a REIT for U.S. federal income tax purposes beginning January 4, 2017. We believe we have been organized and operated, and expect to continue to be organized and operate, in a manner to qualify as a REIT. However, qualification as a REIT involves the interpretation and application of highly technical and complex Code provisions for which no or only a limited number of judicial or administrative interpretations may exist. Notwithstanding the availability of cure provisions in the Code, we could fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

■ we would be taxed as a C corporation, which under current laws, among other things, means being unable to deduct dividends paid to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at corporate income tax rates;

■ any resulting tax liability could be substantial and could have a material adverse effect on our value and financial condition;

■ unless we were entitled to relief under applicable statutory provisions, we would be required to pay income taxes, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT; and

■ we generally would not be eligible to requalify as a REIT for the subsequent four taxable years.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to execute our business and growth strategies, as well as make it more difficult for us to raise capital and service our indebtedness. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders.

Park would incur adverse tax consequences if Chesapeake or any of Park or Chesapeake's subsidiary REITs failed to qualify as a REIT for U.S. federal income tax purposes.

Park accepted that Chesapeake qualified as a REIT for U.S. federal income tax purposes prior to the Merger and that Park will be able to continue to qualify as a REIT following the Merger. However, if Chesapeake has failed to qualify as a REIT, Merger Sub would succeed to significant tax liabilities (including the significant tax liability that would result from the deemed sale of assets by Chesapeake pursuant to the Merger) the economic burden of which would be borne by PK Domestic and Park, and Park could possibly lose its REIT status if disqualifying activities continued after the Merger. Park's REIT status is also dependent upon the ongoing qualification of subsidiary entities qualifying as REITs or TRSs, as applicable, as a result of its substantial ownership interest in those entities.

We may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and property and transfer taxes. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. We are subject to U.S. federal and state income tax on the income earned by our TRSs. Any of these taxes would decrease cash available for distributions to stockholders. Finally, we have operations and assets in Puerto Rico that are subject to tax. Any of these taxes decrease cash available for distribution to our stockholders.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

From time to time, our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Code. In addition, we may be subject to limitations on the ability to use our net operating loss carryovers to offset taxable income that we do not distribute. Thus, we could be required to borrow funds, raise additional equity capital, sell a portion of our assets at disadvantageous prices, issue securities or find another alternative to make distributions to stockholders. These options could increase our costs or reduce our equity.

Our transactions with our TRSs may cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

The Code imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. The 100% tax may apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm's-length rent. It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as would have been the case if they were unrelated parties. As a result, we believe that all material transactions between and among us and the entities in which we own a direct or indirect interest have been and will be negotiated and structured with the intention of achieving an arm's-length result and that the potential application of the 100% excise tax will not have a material effect on us. There can be no assurance, however, that we will be able to comply with the TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

To continue to qualify as a REIT, we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rents paid to us by our TRS lessees pursuant to the leases of our hotels will constitute substantially all of our rents from real property gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. We have structured our leases, and intend to structure any future leases, so that the leases will be respected as true leases for U.S. federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization, not challenge this treatment or that a court would not sustain such a challenge. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If any third-party hotel managers do not qualify as "eligible independent contractors" or if our hotels are not "qualified lodging facilities," we will fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of "qualified lodging facilities" to a TRS so long as the hotels are operated by an "eligible independent contractor" and certain other requirements are satisfied. Substantially all of our hotels are leased to our TRS lessees which have engaged third-party hotel managers (including Hilton, which manages a majority of our hotels) that we believe qualify as "eligible independent contractors." Among other requirements, an operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into a property management contract with a TRS or its TRS lessee with respect to one of our properties, the operator is actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRSs. No assurances can be provided that any of our current and future hotel managers will in fact comply with this requirement. Failure to comply with this requirement would require us to find other hotel managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. We believe that the properties that are leased to our TRS lessees are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide no or only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that stockholders might consider favorable.

Our amended and restated certificate of incorporation and bylaws contains provisions that may make the merger or acquisition of our company more difficult without the approval of our Board. Among other things, the provisions:

■ include a restriction on ownership and transfer of our stock to prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% (in value or by number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock without the approval of our Board (the "Ownership Limitation");

■ would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock (although we do not have a stockholder rights plan, and our policy is to either submit any such plan to stockholders for ratification or cause such plan to expire within a year);

■ provide that our Board is expressly authorized to make, alter or repeal our bylaws; and

■ establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

The stock ownership limits imposed by the Code for REITs and our amended and restated certificate of incorporation restrict stock transfers and/or business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year. Our amended and restated certificate of incorporation also contains other limitations, including the Ownership Limitation, and prohibits any person from: (1) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, our stock if that would result in us being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; (2) beneficially or constructively owning shares of our stock that would cause any person, including Hilton Parent, to fail to qualify as our eligible independent contractor; (3) transferring stock if such transfer would result in our stock being owned by fewer than 100 persons; and (4) beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a "domestically controlled qualified investment entity" within the meaning of Section 897(h) of the Code. In addition, there can be no assurances that our Board, as permitted in the charter, will not decrease the Ownership Limitation to lower than 9.8% in the future. These stock ownership limits, including the Ownership Limitation, might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

ITEM IB. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

OUR PROPERTIES

The following table provides a list of our portfolio as of February 23, 2023:

Location	Type[1]	Ownership Percentage	Rooms
Arizona			
Embassy Suites Phoenix Airport	GL	100%	182
California			
Hilton San Francisco Union Square	FS	100%	1,921
Parc 55 San Francisco – a Hilton Hotel	FS	100%	1,024
DoubleTree Hotel San Jose	FS	100%	505
DoubleTree Hotel Ontario Airport	FS	67%	482
Hyatt Regency Mission Bay Spa and Marina	GL	100%	438
Hilton La Jolla Torrey Pines	JV, GL	25%	394
Hilton Santa Barbara Beachfront Resort	FS	50%	360
Hilton Oakland Airport	GL	100%	360
JW Marriott San Francisco Union Square	GL	100%	344
Hyatt Centric Fisherman's Wharf	FS	100%	316
DoubleTree Hotel San Diego – Mission Valley	GL	100%	300
DoubleTree Hotel Sonoma Wine Country	GL	100%	245
Juniper Hotel Cupertino, Curio Collection	FS	100%	224
Hilton Checkers Los Angeles	FS	100%	193
Colorado			
Hilton Denver City Center	FS[2]	100%	613
DoubleTree Hotel Durango	GL	100%	159
District of Columbia			
Capital Hilton	JV, FS	25%	550
Florida			
Hilton Orlando	JV, FS	20%	1,424
Signia by Hilton Orlando Bonnet Creek	FS	100%	1,009
Hilton Orlando Lake Buena Vista	GL	100%	814
Waldorf Astoria Orlando	FS	100%	502
Royal Palm South Beach Miami – a Tribute Portfolio Resort	FS	100%	393
Casa Marina Key West, Curio Collection	FS	100%	311
The Reach Key West, Curio Collection	FS	100%	150
Hawaii			
Hilton Hawaiian Village Waikiki Beach Resort	FS[2]	100%	2,860
Hilton Waikoloa Village	FS[2]	100%	647

Location	Type[1]	Ownership Percentage	Rooms
Illinois			
Hilton Chicago	FS	100%	1,544
W Chicago – Lakeshore	FS	100%	520
W Chicago – City Center	FS	100%	403
Louisiana			
Hilton New Orleans Riverside	FS[2]	100%	1,622
Massachusetts			
Hilton Boston Logan Airport	GL	100%	604
Hyatt Regency Boston	FS	100%	502
Boston Marriott Newton	FS	100%	430
Missouri			
Embassy Suites Kansas City Plaza	GL	100%	266
New Jersey			
Hilton Short Hills	FS	100%	314
New York			
New York Hilton Midtown	FS[2]	100%	1,878
Puerto Rico			
Caribe Hilton	FS[2]	100%	652
Texas			
Embassy Suites Austin Downtown South Congress	GL	100%	262
Utah			
Hilton Salt Lake City Center	GL	100%	499
Virginia			
DoubleTree Hotel Washington DC – Crystal City	FS	100%	627
Hilton McLean Tysons Corner	FS	100%	458
Embassy Suites Alexandria Old Town	JV, FS[2]	50%	288
Washington			
DoubleTree Hotel Seattle Airport	GL	100%	850
Hilton Seattle Airport & Conference Center	GL	100%	396
DoubleTree Hotel Spokane City Center	FS	10%	375
Total			**29,210**

(1) "FS" refers to fee simple ownership interest; "GL" refers to ground lease; "JV" refers to unconsolidated joint venture.

(2) Certain portions of land or facilities are subject to lease.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various claims and lawsuits arising in the ordinary course of business, some of which include claims for substantial sums, including proceedings involving tort and other general liability claims, employee claims and consumer protection claims. Most occurrences involving liability, claims of negligence and employees are covered by insurance with solvent insurance carriers. For those matters not covered by insurance, which include commercial matters, we recognize a liability when we believe the loss is probable and can be reasonably estimated. The ultimate results of claims and litigation cannot be predicted with certainty. We believe we have adequate reserves against such matters. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations in a particular period.

Additionally, the Distribution Agreement and Tax Matters Agreement provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement and Tax Matters Agreement, are principally designed to place financial responsibility for the obligations and liabilities of Hilton, HGV and the Company with the appropriate company. See "Spin-off Related Agreements – Distribution Agreement" and "– Tax Matters Agreement" and Note 15: "Commitments and Contingencies" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the NYSE under the symbol "PK".

Shareholder Information

At February 17, 2023, we had 13 holders of record of our common stock. However, because our common stock is held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock than record holders.

In order to comply with certain requirements related to our qualification as a REIT, subject to certain exceptions, our amended and restated certificate of incorporation provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% (in value or by number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock.

Distribution Information

In order to maintain our qualification for taxation as a REIT, we intend to distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, to our stockholders on an annual basis. Therefore, as a general matter, we intend to make distributions of all, or substantially all, of our REIT taxable income (including net capital gains) to our stockholders, and as a result, we will not be required to pay tax on our income. After the payment of the first quarter dividend in 2020, we suspended our quarterly dividend as a precautionary measure in light of COVID-19. In March 2022, our Board approved and reinstated our quarterly cash dividend.

Our future distributions will be at the sole discretion of our Board. When determining the amount of future distributions, we expect that our Board will consider, among other factors, (1) the amount required to be distributed to maintain our status as a REIT, (2) limitations on our ability to make distributions contained in the indentures for our senior notes and credit facility, which restrict our ability to make distributions subject to limited exceptions, (3) the amount of cash generated from our operating activities, (4) our expectations of future cash flows, (5) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (6) the timing of significant capital investments and expenditures and the establishment of any cash reserves, (7) our ability to continue to access additional sources of capital, and (8) the sufficiency of legally available assets.

Share Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2017 against the cumulative total returns of the National Association of Real Estate Investment Trust ("Nareit") Equity Index and the Standard and Poor's MidCap 400 Index ("S&P 400 Index"). The graph assumes an initial investment of $100 in our common stock and each of the indexes on December 31, 2017, and that all dividends and other distributions were reinvested.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Park Hotels and Resorts Inc.............	$ 100.00	$ 97.54	$ 105.68	$ 75.70	$ 83.34	$ 52.15
S&P 400 Index	100.00	87.50	108.55	121.36	149.53	127.88
Nareit Equity Index.....................	100.00	95.38	120.17	110.56	158.36	119.78

This performance graph shall not be deemed "filed" for the purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing by us under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

Unregistered Sales of Equity Securities and Use of Proceeds

We did not sell any equity securities during the fiscal year ended December 31, 2022 that were not registered under the Securities Act of 1933, as amended.

Use of Proceeds from Registered Securities

We did not receive any proceeds from registered securities during the fiscal year ended December 31, 2022.

Purchases of Equity Securities by the Issuer and Affiliate Purchasers

Period	Total number of shares purchased[1]	Weighted average price paid per share[2]	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs[3] *(in millions)*
January 1, 2022 through January 31, 2022..........	—	$ —	—	N/A
February 1, 2022 through February 28, 2022........	106,694	$ 19.38	—	$ 300
March 1, 2022 through March 31, 2022.............	3,409,949	$ 17.99	3,409,949	$ 239
April 1, 2022 through April 30, 2022	230	$ 19.52	—	$ 239
May 1, 2022 through May 31, 2022	8,542,542	$ 18.33	8,542,542	$ 82
June 1, 2022 through June 30, 2022...............	20	$ 18.45	—	$ 82
July 1, 2022 through July 31, 2022	189	$ 13.57	—	$ 82
August 1, 2022 through August 31, 2022...........	44	$ 15.31	—	$ 82
September 1, 2022 through September 30, 2022....	92	$ 13.94	—	$ 82
October 1, 2022 through October 31, 2022.........	—	$ —	—	$ 82
November 1, 2022 through November 30, 2022.....	30	$ 12.39	—	$ 82
December 1, 2022 through December 31, 2022	795,584	$ 11.64	795,584	$ 73
Total	12,855,374		12,748,075	

(1) The number of shares purchased represents shares of common stock repurchased under the stock repurchase program authorized in February 2022 as well as shares of common stock surrendered by certain of our employees to satisfy their federal and state tax obligations associated with the vesting of restricted common stock.

(2) The weighted average price paid per share for shares of common stock surrendered by certain employees is based on the closing price of our common stock on the trading date immediately prior to the date of delivery of the shares. The weighted average price paid per share for shares repurchased excludes commissions paid.

(3) The stock repurchase program authorized on February 25, 2022 allowing for the repurchase of up to $300 million of our common stock, which was set to expire on February 23, 2024, was terminated on February 17, 2023 upon the authorization of a new $300 million stock repurchase program, which expires on February 21, 2025.

Stock Repurchase Program

In February 2022, our Board authorized and approved a stock repurchase program allowing us to repurchase up to $300 million of our common stock over a 24-month period, ending in February 2024 (the "February 2022 Stock Repurchase Program"). During the year ended December 31, 2022, we repurchased approximately 12.7 million shares of our common stock for a total purchase price of $227 million, and as of December 31, 2022, $73 million remained available for stock repurchases under the February 2022 Stock Repurchase Plan.

Additionally, in January 2023, we repurchased approximately 2.5 million shares of our common stock for a total purchase price of $30 million under the February 2022 Stock Repurchase Plan.

On February 17, 2023, our Board terminated the February 2022 Stock Repurchase Program and authorized and approved a new stock repurchase program allowing us to repurchase up to $300 million of our common stock over a two-year period, starting on February 21, 2023 and ending on February 21, 2025, subject to any applicable limitations or restrictions set forth in our credit facility and indentures related to our senior notes. Stock repurchases may be made through open market purchases, including through Rule 10b5-1 trading programs, in privately negotiated transactions, or in such other manner that would comply with applicable securities laws. The timing of any future stock repurchases and the number of shares to be repurchased will depend upon prevailing market conditions and other factors, and we may suspend the repurchase program at any time. No stock repurchases have been made to date under the new program.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements, related notes included thereto and Item 1A., "Risk Factors," appearing elsewhere in this Annual Report on Form 10-K. For the discussion and analysis of our 2020 financial condition and results of operations compared to 2021, refer to Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021.

OVERVIEW

We have a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. We currently hold investments in entities that have ownership or leasehold interests in 46 hotels, consisting of premium-branded hotels and resorts with over 29,000 rooms, of which approximately 88% are luxury and upper upscale and are located in prime U.S. markets and its territories. Our high-quality portfolio includes hotels mostly in major urban and convention areas, such as New York City, Washington, D.C., Chicago, San Francisco, Boston, New Orleans and Denver; and premier resorts in key leisure destinations, including Hawaii, Orlando, Key West and Miami Beach; as well as hotels in select airport and suburban locations.

Our objective is to be the preeminent lodging real estate investment trust ("REIT"), focused on consistently delivering superior, risk-adjusted returns to stockholders through active asset management and a thoughtful external growth strategy while maintaining a strong and flexible balance sheet. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to implement compelling return on investment initiatives within our portfolio represents a significant embedded growth opportunity. Finally, given our scale and investment expertise, we believe we will be able to successfully execute single-asset and portfolio acquisitions and dispositions to further enhance the value and diversification of our assets throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the lodging REIT industry.

We operate our business through two operating segments, our consolidated hotels and unconsolidated hotels. Our consolidated hotels operating segment is our only reportable segment. Refer to Note 14: "Business Segment Information" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information regarding our operating segments.

Basis of Presentation

The consolidated financial statements reflect our financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Refer to Note 2: "Basis of Presentation and Summary of Significant Accounting Policies" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information.

Outlook

The novel strain of coronavirus and the disease it causes ("COVID-19") have continued to affect the hospitality industry and our business. The increase in vaccination rates and easing or removal of COVID-19 restrictions have increased travel and hospitality spending, improving occupancy, Average Daily Rate ("ADR") and Revenue per Available Room ("RevPAR") at our hotels, resulting in the reopening of all our previously suspended hotels as of May 2022. The COVID-19 pandemic triggered economic challenges that affected discretionary spending and travel, including supply chain disruptions and increased inflation. Inflationary concerns have been counteracting the lodging industry's recovery from the COVID-19 pandemic and may affect consumer sentiment and decrease demand for travel. Inflation may also increase labor or other costs to maintain or operate hotels that cannot be reduced without adversely affecting business growth or hotel value. However, we have relied on the performance of our hotels and active asset management to mitigate the effects of inflation and current macroeconomic uncertainty. During 2022, we have continued to experience improvements in leisure, group and business transient demand, including our urban hotels. While there can be no assurances that we will not experience further fluctuations in hotel revenues or earnings at our hotels due to inflation and other macroeconomic factors, such as increases in interest rates, potential economic slowdown or a recession and geopolitical conflicts, we expect to continue to recover through 2023 based on current demand trends.

Recent Events

In December 2022, we amended and restated our revolving credit facility ("Revolver"), which extended its maturity date to December 2026 and increased our aggregate commitments to $950 million, of which $50 million, together with cash on hand, was used to fully repay the $78 million balance on our unsecured delayed draw term loan facility ("2019 Term Facility").

In February 2023, we sold the 508-room Hilton Miami Airport for gross proceeds of $118.25 million, or $233,000 per key, and utilized a portion of the net proceeds to fully repay the $50 million outstanding under our Revolver.

PRINCIPAL COMPONENTS OF AND FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Revenues

Revenues from our hotels are primarily derived from two categories of customers: transient and group, which historically have accounted for approximately two thirds and one third, respectively, of our rooms revenue. Transient guests are individual travelers who are traveling for business or leisure. Group guests are traveling for group events that reserve rooms for meetings, conferences or social functions sponsored by associations, corporate, social, military, educational, religious or other organizations. Group business usually includes a block of room accommodations, as well as other ancillary services, such as meeting facilities, catering and banquet services. A majority of our food and beverage sales and other ancillary services are provided to customers who also are occupying rooms at our hotels. As a result, occupancy affects all components of revenues from our hotels.

Principal Components

Rooms. Represents the sale of room rentals at our hotels and accounts for a substantial majority of our total revenue.

Food and beverage. Represents revenue from group functions, which may include both banquet revenue and audio and visual revenue, as well as revenue from outlets such as restaurants and lounges at our hotels.

Ancillary hotel. Represents revenue for guest services provided at our hotels, including parking, telecommunications, golf course and spa. Also includes tenant leases and other rental revenue.

Other. Primarily related to support services we provide to Hilton Grand Vacations ("HGV") timeshare properties that have a presence within or adjacent to certain of our hotels, which include cost reimbursements for the costs of providing housekeeping, landscaping, general maintenance and other services plus a fee representing a percentage of cost reimbursements.

Factors Affecting our Revenues

Consumer demand. Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Leading indicators of demand include gross domestic product, non-residential fixed investment and the consumer price index. Declines in consumer demand due to adverse general economic conditions, reductions in travel patterns, lower consumer confidence, outbreaks of pandemic or contagious diseases, and adverse political conditions can lower the revenues and profitability of our hotels. Further, competition for guests and the supply of services at our hotels affect our ability to sustain or increase rates charged to customers at our hotels. As a result, changes in consumer demand and general business cycles have historically subjected and could in the future subject our revenues to significant volatility. In addition, leisure travelers currently make up the majority of our transient demand. Therefore, we will be significantly more affected by trends in leisure travel than trends in business travel.

Supply. New room supply is an important factor that can affect the lodging industry's performance. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. The addition of new competitive hotels and resorts affects the ability of existing hotels and resorts to sustain or grow RevPAR, and thus profits. New development is determined largely by construction costs, the availability of financing and expected performance of existing hotels and resorts.

Expenses

Principal Components

Rooms. These costs include housekeeping, reservation systems, room supplies, laundry services at our hotels and front desk costs.

Food and beverage. These costs primarily include food, beverage and the associated labor and will correlate closely with food and beverage revenues.

Other departmental and support. These costs include labor and other costs associated with other ancillary revenue, such as parking, telecommunications, golf course and spa, as well as labor and other costs associated with administrative departments, sales and marketing, repairs and minor maintenance and utility costs. Additionally, these costs include franchise fees and are generally computed as a percentage of rooms revenues. Refer to Item 1: "Business – Our Principal Agreements," included elsewhere in this Annual Report on Form 10-K for additional information on franchise fees.

Other property-level. These costs consist primarily of real and personal property taxes, other local taxes, ground rent, equipment rent and property insurance.

Management fees. Base management fees are computed as a percentage of gross revenue. Incentive management fees generally are paid if specified financial performance targets are achieved. Refer to Item 1: "Business – Our Principal Agreements," included elsewhere in this Annual Report on Form 10-K for additional information.

Casualty and impairment loss, net. Casualty losses are expenses that represent losses incurred resulting from property damage or destruction caused by any sudden, unexpected or unusual event such as a hurricane. Casualty gains are insurance proceeds for property damage claims that are in excess of any associated impairment loss recognized and clean-up and recovery costs incurred, less any insurance deductible. Impairment losses are non-cash expenses that are recognized when circumstances indicate that the carrying value of a long-lived asset is not recoverable. An impairment loss is recognized for the excess of the carrying value over the fair value of the asset.

Depreciation and amortization. These are non-cash expenses that primarily consist of depreciation of fixed assets such as buildings, furniture, fixtures and equipment at our hotels, as well as amortization of finite lived intangible assets.

Corporate general & administrative. These costs include general and administrative expenses, including costs associated with the potential disposition of hotels. General and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our business, professional fees, travel and entertainment expenses, and office administrative and related expenses.

Other. These costs include costs to provide support services to certain HGV timeshare properties located at some of our hotel properties.

Factors Affecting our Costs and Expenses

Variable expenses. Expenses associated with our room expense and food and beverage expense are mainly affected by occupancy and correlate closely with their respective revenues. These expenses can increase based on increases in salaries and wages, as well as on the level of service and amenities that are provided. Additionally, food and beverage expense is affected by the mix of business between banquet, catering and outlet sales.

Fixed expenses. Many of the other expenses associated with our hotels are relatively fixed. These expenses include portions of rent expense, property taxes and insurance. Since we generally are unable to decrease these costs significantly or rapidly when demand for our hotels decreases, any resulting decline in our revenues can have a greater adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. The effectiveness of any cost-cutting efforts is limited by the amount of fixed costs inherent in our business. As a result, we may not be able to successfully offset revenue reductions through cost cutting. The individuals employed at certain of our hotels are party to collective bargaining agreements with our hotel managers that may also limit the manager's ability to make timely staffing or labor changes in response to declining revenues. In addition, any efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our hotels. We have taken steps to reduce our fixed costs to levels we believe are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our hotels.

Changes in depreciation and amortization expense. Changes in depreciation expense are due to renovations of existing hotels, acquisition or development of new hotels, the disposition of existing hotels through sale or closure or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to recognize additional depreciation expense on those assets.

KEY BUSINESS METRICS USED BY MANAGEMENT

Occupancy

Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels. Occupancy measures the utilization of our hotels' available capacity. We use occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for rooms increases or decreases.

Average Daily Rate

ADR represents rooms revenue divided by total number of room nights sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the hotel industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a more pronounced effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Revenue per Available Room

RevPAR represents rooms revenue divided by the total number of room nights available to guests for a given period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two primary and key factors of operations at a hotel or group of hotels: occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods.

Non-GAAP Financial Measures

We also evaluate the performance of our business through certain other financial measures that are not recognized under U.S. GAAP. Each of these non-GAAP financial measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and net income.

EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA

EBITDA, presented herein, reflects net income (loss) excluding depreciation and amortization, interest income, interest expense, income taxes and also interest expense, income tax and depreciation and amortization included in equity in earnings (losses) from investments in affiliates.

Adjusted EBITDA, presented herein, is calculated as EBITDA, further adjusted to exclude the following items that are not reflective of our ongoing operating performance or incurred in the normal course of business, and thus, excluded in management's analysis in making day-to-day operating decisions and evaluations of our operating performance against other companies within our industry:

- Gains or losses on sales of assets for both consolidated and unconsolidated investments;

- Costs associated with hotel acquisitions or dispositions expensed during the period;

- Severance expense;

- Share-based compensation expense;

- Impairment losses and casualty gains or losses; and

- Other items that we believe are not representative of our current or future operating performance.

Hotel Adjusted EBITDA measures hotel-level results before debt service, depreciation and corporate expenses for our consolidated hotels, which excludes hotels owned by unconsolidated affiliates, and is a key measure of our profitability. We present Hotel Adjusted EBITDA to help us and our investors evaluate the ongoing operating performance of our consolidated hotels.

EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA are not recognized terms under U.S. GAAP and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definitions of EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe that EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA are among the measures used by our management team to make day-to-day operating decisions and evaluate our operating performance between periods and between REITs by removing the effect of our capital structure (primarily interest expense) and asset base (primarily depreciation and amortization) from our operating results; and (ii) EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss) or other methods of analyzing our operating performance and results as reported under U.S. GAAP. Some of these limitations are:

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect our interest expense;

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect our income tax expense;

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations; and

- other companies in our industry may calculate EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA differently, limiting their usefulness as comparative measures.

We do not use or present EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA as measures of our liquidity or cash flow. These measures have limitations as analytical tools and should not be considered either in isolation or as a substitute for cash flow or other methods of analyzing our cash flows and liquidity as reported under U.S. GAAP. Some of these limitations are:

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect the cash requirements necessary to service interest or principal payments, on our indebtedness;

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect the cash requirements to pay our taxes;

- EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA do not reflect any cash requirements for such replacements.

Because of these limitations, EBITDA, Adjusted EBITDA and Hotel Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of Net income (loss) to Hotel Adjusted EBITDA:

	Year Ended December 31,	
	2022	**2021**
	(in millions)	
Net income (loss)	$ 173	$ (452)
Depreciation and amortization expense.	269	281
Interest income.	(13)	(1)
Interest expense	247	258
Income tax expense.	—	2
Interest expense, income tax and depreciation and amortization included in equity in earnings from investments in affiliates.	9	11
EBITDA.	685	99
(Gain) loss on sales of assets, net[1]	(22)	5
Gain on sale of investments in affiliates[2]	(92)	—
Share-based compensation expense	17	19
Casualty and impairment loss, net	6	9
Other items.	12	10
Adjusted EBITDA	606	142
Less: Adjusted EBITDA from investments in affiliates	(25)	(7)
Add: All other[3].	49	42
Hotel Adjusted EBITDA.	$ 630	$ 177

(1)   For the year ended December 31, 2022, includes a gain of $9 million on the sale of the DoubleTree Las Vegas Hotel included in *equity in earnings (losses) from investments in affiliates.*

(2)   Included in *other gain (loss), net.*

(3)   Includes *other revenues* and *other expenses,* non-income taxes on TRS leases included in *other property-level expenses and corporate general and administrative expenses.*

Nareit FFO attributable to stockholders and Adjusted FFO attributable to stockholders

We present Nareit FFO attributable to stockholders and Nareit FFO per diluted share (defined as set forth below) as non-GAAP measures of our performance. We calculate funds from (used in) operations ("FFO") attributable to stockholders for a given operating period in accordance with standards established by the National Association of Real Estate Investment Trusts ("Nareit"), as net income (loss) attributable to stockholders (calculated in accordance with U.S. GAAP), excluding depreciation and amortization, gains or losses on sales of assets, impairment, and the cumulative effect of changes in accounting principles, plus adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect our pro rata share of the FFO of those entities on the same basis. As noted by Nareit in its December 2018 "Nareit Funds from Operations White Paper – 2018 Restatement," since real estate values historically have risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, Nareit adopted the FFO metric in order to promote an industry-wide measure of REIT operating performance. We believe Nareit FFO provides useful information to investors regarding our operating performance and can facilitate comparisons of operating performance between periods and between REITs. Our presentation may not be comparable to FFO reported by other REITs that do not define the terms in accordance with the current Nareit definition, or that interpret the current Nareit definition differently than we do. We calculate Nareit FFO per diluted share as our Nareit FFO divided by the number of fully diluted shares outstanding during a given operating period.

We also present Adjusted FFO attributable to stockholders and Adjusted FFO per diluted share when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance. Management historically has made the adjustments detailed below in evaluating our performance and in our annual budget process. We believe that the presentation of Adjusted FFO provides useful supplemental information that is beneficial to an investor's complete understanding of our operating performance. We adjust Nareit FFO attributable to stockholders for the following items, which may occur in any period, and refer to this measure as Adjusted FFO attributable to stockholders:

■ Costs associated with hotel acquisitions or dispositions expensed during the period;

■ Severance expense;

■ Share-based compensation expense;

■ Casualty gains or losses; and

■ Other items that we believe are not representative of our current or future operating performance.

The following table provides a reconciliation of net income (loss) attributable to stockholders to Nareit FFO attributable to stockholders and Adjusted FFO attributable to stockholders:

| | Year Ended December 31, | |
| | 2022 | 2021 |
	(in millions, except per share amounts)	
Net income (loss) attributable to stockholders	$ 162	$ (459)
Depreciation and amortization expense	269	281
Depreciation and amortization expense attributable to noncontrolling interests	(4)	(4)
(Gain) loss on sales of assets, net	(13)	5
Gain on sale of investments in affiliates[1]	(92)	—
Impairment loss	—	5
Equity investment adjustments:		
Equity in (earnings) losses from investments in affiliates	(15)	7
Pro rata FFO of investments in affiliates	12	2
Nareit FFO attributable to stockholders	319	(163)
Casualty loss, net	6	4
Share-based compensation expense	17	19
Other items	10	4
Adjusted FFO attributable to stockholders	$ 352	$ (136)
Nareit FFO per share - Diluted[2]	$ 1.40	$ (0.69)
Adjusted FFO per share - Diluted[2]	$ 1.54	$ (0.57)

(1) Included in *other gain (loss), net.*
(2) Per share amounts are calculated based on unrounded numbers.

RESULTS OF OPERATIONS

The following items have had a significant effect on the year-over-year comparability of our operations and are illustrated further in the table of Hotel Revenues and Operating Expenses below:

■ *Property Dispositions:* Since January 1, 2021, we have disposed of ten consolidated hotels. The results of operations of these hotels are included in our consolidated results only during our period of ownership. As a result of these dispositions, our revenues and operating expenses decreased for the year ended December 31, 2022 as compared to the same period in 2021.

■ *Ongoing COVID-19 Recovery:* Travel and hospitality spending began to improve beginning in the second quarter of 2021 as vaccination rates increased, which resulted in improved occupancy and ADR, and we reopened additional previously suspended hotels throughout 2021 and into the second quarter of 2022. Consequently, the results of our portfolio during the year ended December 31, 2022 will not be comparable to the same period in 2021.

Hotel Revenues and Operating Expenses

	Year Ended December 31,			Change from Property Dispositions	Change from Other Factors[1]
	2022	2021	Change		
	(in millions)				
Rooms revenue	$ 1,559	$ 870	$ 689	$ (21)	$ 710
Food and beverage revenue	606	251	355	(1)	356
Ancillary hotel revenue	261	190	71	(2)	73
Rooms expense	408	254	154	(7)	161
Food and beverage expense	449	208	241	(1)	242
Other departmental and support expense	613	423	190	(11)	201
Other property-level expense	223	191	32	(6)	38
Management fees expense	115	59	56	(1)	57

(1) Change from other factors primarily relates to the effects of our ongoing COVID-19 recovery, including the market-specific conditions discussed below.

Group, transient, contract and other rooms revenue for the year ended December 31, 2022, as well as the change for each segment compared to 2021 are as follows:

	Year Ended December 31,			Change from Property Dispositions	Change from Other Factors[1]
	2022	2021	Change		
	(in millions)				
Group rooms revenue	$ 403	$ 114	$ 289	$ —	$ 289
Transient rooms revenue	1,052	690	362	(20)	382
Contract rooms revenue	71	50	21	(1)	22
Other rooms revenue	33	16	17	—	17
Rooms revenue	$ 1,559	$ 870	$ 689	$ (21)	$ 710

(1) Change from other factors primarily relates to the effects of our ongoing COVID-19 recovery, including the market-specific conditions discussed below.

Market-Specific Conditions

The increases in hotel revenues and operating expenses from other factors were primarily a result of significant occupancy increases in certain of our largest markets combined with the resumption of operations at our remaining hotels during 2021 and 2022.

Combined occupancy at our two Hawaii hotels increased 26.3 percentage points for the year ended December 31, 2022 compared to same period in 2021 as a result of an increase in domestic transient demand and the return of group demand, while ADR for the same period increased 15.9%. Increases in both group and transient demand at our Florida hotels resulted in an increase in combined occupancy of 13.4 percentage points for the year ended December 31, 2022 compared to the same period in 2021, while ADR for the same period increased 7.5%. Our Boston hotels also benefited from an increase in both group and transient demand, with combined occupancy and ADR increasing 23.4 percentage points and 30.4%, respectively, for the year ended December 31, 2022 compared to the same period in 2021. Occupancy and ADR at the Hilton New Orleans Riverside increased 10.4 percentage points and 68.5%, respectively, for the year ended December 31, 2022 compared to the same period in 2021 primarily due to an increase in group demand with the return of city-wide events such as Mardi Gras and the NCAA Final Four Tournament.

Several of our more significant hotels had suspended operations until various points throughout 2021 and 2022. As those hotels resumed operating, we saw increases in hotel revenues and operating expenses for the year ended December 31, 2022 compared to the same period in 2021. These include the New York Hilton Midtown, where operations were suspended until October 2021, the Hilton San Francisco Union Square and the Parc 55 San Francisco - a Hilton Hotel, where operations were suspended until May 2021 and May 2022, respectively, and the Hilton Chicago and the W Chicago - City Center, where operations were suspended until June 2021 and May 2021, respectively.

Other revenue and Other operating expense

During the year ended December 31, 2022, *other revenue* increased by $24 million and *other operating expense* increased by $23 million primarily due to increases in support services revenue and expense from the reopening of our hotels that have service arrangements with HGV to full capacity following their suspension of operations during 2020.

Corporate general and administrative

	Year Ended December 31,		
	2022	**2021**	**Percent Change**
	(in millions)		
General and administrative expenses	$ 43	$ 40	7.5%
Share-based compensation expense	17	19	(10.5)%
Other items[1]	3	3	—%
Total corporate general and administrative	$ 63	$ 62	1.6%

(1) Consists primarily of disposition costs and amortization of upfront cloud-computing costs.

Casualty and impairment loss, net

In September 2022, Hurricanes Ian and Fiona caused minimal damage and disruption at our hotels in Florida and Puerto Rico, respectively, and we recognized a casualty loss of approximately $5 million for costs to repair and remediate damage at these hotels for the year ended December 31, 2022.

During the year ended December 31, 2021, we recognized an impairment loss of $5 million related to one of our hotels classified as held for sale as of June 30, 2021. We also recognized $4 million of casualty losses as a result of damage caused by Hurricane Ida at one of our hotels.

Gain (loss) on sales of assets, net

During the year ended December 31, 2022, we recognized a net gain of $13 million primarily as a result of the sales of our consolidated hotels.

During the year ended December 31, 2021, we recognized a net loss of $5 million primarily as a result of the sales of our consolidated hotels.

Non-operating Income and Expenses

Interest income

Interest income increased $12 million during the year ended December 31, 2022 compared to the same period in 2021 as a result of an increase in cash coupled with an increase in interest rates.

Interest expense

Interest expense decreased during the year ended December 31, 2022 compared to the same period in 2021 primarily as a result of (i) the partial repayment of our 2019 Term Facility during the second and third quarters of 2021, (ii) the full repayment of our 2019 Term Facility in December 2022, (iii) the full repayment of the then outstanding balance under our Revolver during 2021, partially offset by the issuance of $750 million of 4.875% senior notes due 2029 ("2029 Senior Notes") in May 2021 and (iv) $50 million of borrowings under our Revolver in December 2022. Interest expense associated with our debt for the years ended December 31, 2022 and 2021 were as follows:

	Year ended December 31,		
	2022	**2021**	**Percent Change**
	(in millions)		
SF and HHV Mortgage Loans[1]	$ 85	$ 85	—%
Other mortgage loans	21	24	(12.5)%
Revolver	3	10	(70.0)%
2019 Term Facility[2]	3	12	(75.0)%
2025 Senior Notes[3]	49	49	—%
2028 Senior Notes[3]	43	43	—%
2029 Senior Notes[3]	36	23	56.5%
Other	7	12	(41.7)%
Total interest expense	$ 247	$ 258	(4.3)%

[1] In October 2016, we entered into a $725 million CMBS loan secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco ("SF Mortgage Loan") and a $1.275 billion CMBS loan secured by the Hilton Hawaiian Village Waikiki Beach Resort ("HHV Mortgage Loan").

[2] In December 2022, we fully repaid our 2019 Term Facility.

[3] In May and September 2020, Park Intermediate Holdings LLC (our "Operating Company"), PK Domestic Property LLC, an indirect subsidiary of the Company ("PK Domestic"), and PK Finance Co-Issuer Inc. ("PK Finance") issued an aggregate of $650 million of senior notes due 2025 ("2025 Senior Notes") and an aggregate of $725 million of senior notes due 2028 ("2028 Senior Notes"), respectively (collectively with the 2029 Senior Notes, the "Senior Notes").

Our current debt outstanding is approximately $4.6 billion at a weighted average interest rate of 5.1%, of which approximately 99% is fixed-rate debt, refer to Item 7A: "Interest Rate Risk" and Note 7: "Debt" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information.

Other gain (loss), net

During the year ended December 31, 2022, we recognized a gain of $96 million, which is primarily due to the sale of our ownership interests in the joint ventures that own and operate the Hilton San Diego Bayfront. Refer to Note 3: "Dispositions and Acquisitions" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information.

During the year ended December 31, 2021, we recognized a net loss of $7 million, which is primarily due to $5 million related to the loss on extinguishment of debt during the year.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We seek to maintain sufficient amounts of liquidity with an appropriate balance of cash, debt and equity to provide financial flexibility. As of December 31, 2022, we had total cash and cash equivalents of $906 million and $33 million of restricted cash. Restricted cash primarily consists of cash restricted as to use by our debt agreements and reserves for capital expenditures in accordance with certain of our management agreements.

Throughout 2022, we continued to experience improvements in leisure, group and business transient demand across our portfolio and expect to continue to recover through 2023 based on current demand trends. During 2022, we mitigated the effects of macroeconomic and inflationary pressures through active asset management.

In December 2022, we amended and restated our Revolver, which extended its maturity date to December 2026 and increased our aggregate commitments to $950 million, of which $50 million, together with cash on hand, was used to fully repay the $78 million balance on our 2019 Term Facility. The amended agreement adjusted certain financial covenants to revised levels through the end of the first quarter of 2024, allows us to conduct share repurchases, subject to compliance with the financial covenants, and released all collateral securing the Revolver and Senior Notes. It also placed restrictions on the Company, including our ability to grant liens on certain properties, mergers, affiliate transactions, asset sales and the payment of dividends and distributions (except to the extent required to maintain REIT status and certain other agreed exceptions). With approximately $950 million of availability under our Revolver and existing cash and cash equivalents, we have sufficient liquidity to pay our debt maturities and to fund other liquidity obligations over the next year and beyond. We have no significant maturities in 2023, except for the $725 million mortgage loan secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco due in November 2023, which we expect to address before the third quarter of 2023. We fully repaid the $26 million mortgage loan secured by the Hilton Checkers Los Angeles in December 2022 and expect to fully repay the $75 million mortgage loan secured by the W Chicago – City Center due in August 2023 in May 2023 with available cash on hand. Additionally, in February 2023, we fully repaid the $50 million outstanding under our Revolver with net proceeds from the sale of the Hilton Miami Airport, which was sold for gross proceeds of $118.25 million, with the remaining proceeds to be used for general corporate purposes. We may also take actions to improve our liquidity, such as the issuance of additional debt, equity or equity-linked securities, if we determine that doing so would be beneficial to us. However, there can no assurance as to the timing of any such issuance, which may be in the near term, or that any such additional financing will be completed on favorable terms, or at all.

Our known short-term liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including reimbursements to our hotel manager for payroll and related benefits, costs associated with the operation of our hotels, interest and contractually due principal payments on our outstanding indebtedness, capital expenditures for in-progress renovations and maintenance at our hotels, corporate general and administrative expenses and dividends to our stockholders. After suspending our quarterly dividend in 2020, we declared dividends of $0.28 during 2022 and expect to declare a first quarter dividend of $0.15 per share in March 2023, subject to approval by our Board. Many of the other expenses associated with our hotels are relatively fixed, including portions of rent expense, property taxes and insurance. Since we generally are unable to decrease these costs significantly or rapidly when demand for our hotels decreases, the resulting decline in our revenues can have a greater adverse effect on our net cash flow, margins and profits. Our long-term liquidity requirements primarily consist of funds necessary to pay for scheduled debt maturities, capital improvements at our hotels, and costs associated with potential acquisitions.

Our commitments to fund capital expenditures for renovations and maintenance at our hotels will be funded by cash and cash equivalents, restricted cash to the extent permitted by our lending agreements and cash flow from operations. We have construction contract commitments of approximately $121 million for capital expenditures at our properties, of which $57 million relates to projects at the Bonnet Creek complex, including the meeting space expansion project and renovating guestrooms, existing meeting space, lobbies and golf course. Our contracts contain clauses that allow us to cancel all or some portion of the work. Additionally, we have established reserves for capital expenditures ("FF&E reserve") in accordance with our management and certain debt agreements. Generally, these agreements require that we fund 4% of hotel revenues into an FF&E reserve, unless such amounts have been incurred.

Our cash management objectives continue to be to maintain the availability of liquidity, minimize operational costs, make debt payments and fund our capital expenditure programs and future acquisitions. Further, we have an investment policy that is focused on the preservation of capital and maximizing the return on new and existing investments.

Stock Repurchase Program

In February 2022, our Board authorized and approved a stock repurchase program allowing us to repurchase up to $300 million of our common stock over a 24-month period, ending in February 2024 (the "February 2022 Stock Repurchase Program"). During the year ended December 31, 2022, we repurchased approximately 12.7 million shares of our common stock for a total purchase price of $227 million, and as of December 31, 2022, $73 million remained available for stock repurchases under the February 2022 Stock Repurchase Plan.

Additionally, in January 2023, we repurchased approximately 2.5 million shares of our common stock for a total purchase price of $30 million under the February 2022 Stock Repurchase Plan.

On February 17, 2023, our Board terminated the February 2022 Stock Repurchase Program and authorized and approved a new stock repurchase program allowing us to repurchase up to $300 million of our common stock over a two-year period, starting on February 21, 2023 and ending on February 21, 2025, subject to any applicable limitations or restrictions set forth in our credit facility and indentures related to our Senior Notes. Stock repurchases may be made through open market purchases, including through Rule 10b5-1 trading programs, in privately negotiated transactions, or in such other manner that would comply with applicable securities laws. The timing of any future stock repurchases and the number of shares to be repurchased will depend upon prevailing market conditions and other factors, and we may suspend the repurchase program at any time. No stock repurchases have been made to date under the new program.

Sources and Uses of Our Cash and Cash Equivalents

The following tables summarize our net cash flows and key metrics related to our liquidity:

	Year Ended December 31,		
	2022	**2021**	**Percent Change**
	(in millions)		
Net cash provided by (used in) operating activities	$ 409	$ (137)	398.5%
Net cash provided by investing activities.	87	394	(77.9)%
Net cash used in financing activities.	(320)	(475)	(32.6)%

Operating Activities

Cash flow from operating activities are primarily generated from the operating income generated at our hotels.

The $546 million increase in net cash provided by operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to an increase in cash from operations as a result of the increase in occupancy as our hotels continue to recover from the effects of COVID-19.

Investing Activities

The $87 million in net cash provided by investing activities for the year ended December 31, 2022 was primarily attributable to $244 million of net proceeds from the sale of five of our consolidated hotels and our ownership interests in the joint ventures that own and operate one hotel in addition to $11 million in distributions from the joint venture that sold one of our unconsolidated hotels, partially offset by $168 million in capital expenditures.

The $394 million in net cash provided by investing activities for the year ended December 31, 2021 was primarily attributable to $454 million of net proceeds from the sale of five of our consolidated hotels, partially offset by $54 million in capital expenditures.

Financing Activities

The $320 million in net cash used in financing activities for the year ended December 31, 2022 was primarily attributable to the repurchase of approximately 12.7 million shares of our common stock for $227 million and $142 million of debt repayments, partially offset by $50 million of borrowings under our Revolver and $30 million of proceeds from refinanced mortgage debt for one of our consolidated joint ventures.

The $475 million in net cash used in financing activities for the year ended December 31, 2021 was primarily attributable to $1.2 billion of debt repayments and $15 million of debt issuance costs, partially offset by the issuance of $750 million of 2029 Senior Notes.

Dividends

As a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders on an annual basis. Therefore, as a general matter, we intend to make distributions of all, or substantially all, of our REIT taxable income (including net capital gains) to our stockholders, and, as a result, we will not be required to pay tax on our income. Consequently, before consideration of the use of any NOL carryforward, it is unlikely that we will be able to retain substantial cash balances that could be used to meet our liquidity needs from our annual taxable income. Instead, we will need to meet these needs from external sources of capital and amounts, if any, by which our cash flow generated from operations exceeds taxable income. After the payment of the first quarter dividend in 2020, we suspended our quarterly dividend as a precautionary measure in light of COVID-19. In March 2022, our Board approved and reinstated our quarterly cash dividend.

We declared the following dividends to holders of our common stock during 2022:

Record Date	Payment Date	Dividend per Share
March 31, 2022	April 15, 2022	$ 0.01
June 30, 2022	July 15, 2022	$ 0.01
September 30, 2022	October 17, 2022	$ 0.01
December 30, 2022	January 17, 2023	$ 0.25

Debt

As of December 31, 2022, our total indebtedness was approximately $4.6 billion, including approximately $2.1 billion of our Senior Notes, as disclosed above, and excluding approximately $169 million of our share of debt from investments in affiliates. Substantially all the debt of such unconsolidated affiliates is secured solely by the affiliates' assets or is guaranteed by other partners without recourse to us. Refer to Note 7: "Debt" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K for additional information.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of our financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our historical consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2: "Basis of Presentation and Summary of Significant Accounting Policies" in our audited consolidated financial statements included elsewhere within this Annual Report on Form 10-K, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material effect on our financial position or results of operations.

Acquisitions

We evaluate each of our acquisitions to determine if it is as an asset acquisition or a business combination. An asset acquisition occurs when substantially all the fair value of an acquisition is concentrated in a single identifiable asset or a group of similar identifiable assets. In an acquisition of assets, the total cash consideration, including transaction costs is allocated to the individual assets acquired and liabilities assumed, respectively, on a relative fair value basis. In a business combination, the assets acquired and liabilities assumed are measured at fair value. We evaluate several factors, including market data for similar assets, expected future cash flows discounted at risk-adjusted rates and replacement cost for the assets to determine an appropriate fair value of the assets. Changes to these factors could affect the measurement of assets and liabilities.

Impairment of Long-Lived Assets with Finite Lives

We evaluate the carrying value of our property and equipment and intangible assets with finite lives by comparing the expected undiscounted future cash flows to the net book value of the assets if we determine there are indicators of potential impairment. If it is determined that the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is recorded in our consolidated statements of comprehensive income (loss) as an impairment loss.

As part of the process described above, we exercise judgment to:

- determine if there are indicators of impairment present. Factors we consider when making this determination include assessing the overall effect of trends in the hospitality industry and the general economy, historical experience, capital costs and other asset-specific information;

- determine the projected undiscounted future cash flows when indicators of impairment are present. Judgment is required when developing projections of future revenues and expenses based on estimated growth rates over the expected hold period of the asset group. These estimated growth rates are based on historical operating results, as well as various internal projections and external sources; and

- determine the asset fair value when required. In determining the fair value, we often use internally-developed discounted cash flow models. Assumptions used in the discounted cash flow models include estimating cash flows, which may require us to adjust for specific market conditions, as well as capitalization rates, which are based on location, property or asset type, market-specific dynamics and overall economic performance. The discount rate takes into account our weighted average cost of capital according to our capital structure and other market specific considerations.

Changes in estimates and assumptions used in our impairment testing of property and equipment and intangible assets with finite lives could result in future impairment losses, which could be material.

We did not identify any additional property and equipment and intangible assets with finite lives with indicators of impairment for which an additional 10% change in our estimates of undiscounted future cash flows or other significant assumptions would result in material impairment losses.

Income Taxes

We use a prescribed more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return if there is uncertainty in income taxes recognized in the financial statements. Assumptions and estimates are used to determine the more-likely-than-not designation. Changes to these assumptions and estimates can lead to an additional income tax expense (benefit), which can materially change our consolidated financial statements.

Consolidations

We use judgment when evaluating whether we have a controlling financial interest in an entity, including the assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests in an entity that are not controllable through voting interests. If the entity is considered to be a variable interest entity ("VIE"), we use judgment determining whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interest in the entity. Changes to judgments used in evaluating our partnerships and other investments could materially affect our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk primarily from changes in interest rates, which may affect our future income, cash flows and fair value, depending on changes to interest rates. In certain situations, we may seek to reduce cash flow volatility associated with changes in interest rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility.

INTEREST RATE RISK

We are exposed to interest rate risk on our variable-rate debt. The interest rate on our variable-rate debt discussed below is based on the secured overnight financing rate ("SOFR"), so we are most vulnerable to changes in this rate.

The following table sets forth the contractual maturities and the total fair values as of December 31, 2022 for our financial instruments that are materially affected by interest rate risk:

	Maturities by Period						Carrying Value	Fair Value
	2023	2024	2025	2026	2027	Thereafter		
	(in millions, excluding average interest rate)							
Liabilities:								
Fixed-rate debt	$ 863	$ 7	$ 657	$ 1,563	$ 30	$ 1,474	$ 4,594	$ 4,217
Average interest rate	4.18%	4.21%	7.47%	4.20%	5.37%	5.37%	5.04%	
Variable-rate debt	$ —	$ —	$ —	$ 50	$ —	$ —	$ 50	$ 50
Average interest rate	—%	—%	—%	6.22%	—%	—%	6.22%	

Refer to Note 7: "Debt" in our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Park Hotels & Resorts Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2022.

Ernst & Young LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2022. The report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Park Hotels & Resorts Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Park Hotels & Resorts Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), cash flows and equity for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Property and Equipment

Description of the Matter

At December 31, 2022, the Company's property and equipment, net balance was $8,301 million. As discussed in Note 2 of the consolidated financial statements, property and equipment is evaluated for recoverability based on expected future cash flows if there are indicators of potential impairment.

Auditing management's assessment of potential impairment of property and equipment was complex and highly judgmental due to the significant estimation required in determining the estimated hold period, expected future cash flows, and capitalization rates for the properties subject to a recoverability test and/or a fair value measurement. In particular, the expected future cash flows are based on assumptions, including the projections of revenues and expenses based on estimated growth rates that are forward looking, could be affected by future economic and market conditions, and sensitive to capitalization rate changes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's review process over impairment testing of property and equipment, including controls over management's review of the significant assumptions described above.

Our testing of the Company's impairment assessment included, among other procedures, evaluating the significant assumptions and testing the completeness and accuracy of the underlying data used by the Company to develop the expected future cash flows, if applicable, for their properties. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company's strategy and other relevant factors. For example, we compared estimates of future income growth and capitalization rates used in the undiscounted cash flow models to market data. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate changes in the expected undiscounted future cash flows that would result from changes in the assumptions. We held discussions with management about the current status of potential transactions and about management's judgments to understand the probability of future events that could affect the hold period and other cash flow assumptions for the properties. We searched for and evaluated information that corroborates and/or contradicts the Company's assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

Tysons, Virginia
February 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Park Hotels & Resorts Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Park Hotels & Resorts Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Park Hotels & Resorts Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), cash flows and equity for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
February 23, 2023

PARK HOTELS & RESORTS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)

		December 31,		
		2022		**2021**
ASSETS				
Property and equipment, net.	$	8,301	$	8,511
Investments in affiliates		1		15
Intangibles, net		43		44
Cash and cash equivalents		906		688
Restricted cash		33		75
Accounts receivable, net of allowance for doubtful accounts of $2 and $2		129		96
Prepaid expenses		58		35
Other assets		46		69
Operating lease right-of-use assets.		214		210
TOTAL ASSETS (variable interest entities – $237 and $237)	$	9,731	$	9,743
LIABILITIES AND EQUITY				
Liabilities				
Debt.	$	4,617	$	4,672
Accounts payable and accrued expenses		220		156
Due to hotel managers.		141		111
Other liabilities		228		174
Operating lease liabilities		234		227
Total liabilities (variable interest entities – $219 and $219).		5,440		5,340
Commitments and contingencies – refer to Note 15				
Stockholders' Equity				
Common stock, par value $0.01 per share, 6,000,000,000 shares authorized, 224,573,858 shares issued and 224,061,745 shares outstanding as of December 31, 2022 and 236,888,804 shares issued and 236,483,990 shares outstanding as of December 31, 2021		2		2
Additional paid-in capital.		4,321		4,533
Retained earnings (accumulated deficit).		16		(83)
Total stockholders' equity		4,339		4,452
Noncontrolling interests.		(48)		(49)
Total equity		4,291		4,403
TOTAL LIABILITIES AND EQUITY.	$	9,731	$	9,743

Refer to the notes to the consolidated financial statements.

PARK HOTELS & RESORTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues			
Rooms	$ 1,559	$ 870	$ 526
Food and beverage	606	251	189
Ancillary hotel	261	190	108
Other	75	51	29
Total revenues	2,501	1,362	852
Operating expenses			
Rooms	408	254	193
Food and beverage	449	208	173
Other departmental and support	613	423	359
Other property-level	223	191	258
Management fees	115	59	30
Casualty and impairment loss, net	6	9	696
Depreciation and amortization	269	281	298
Corporate general and administrative	63	62	63
Acquisition costs	—	—	10
Other	72	49	36
Total expenses	2,218	1,536	2,116
Gain (loss) on sales of assets, net	13	(5)	62
Operating income (loss)	296	(179)	(1,202)
Interest income	13	1	2
Interest expense	(247)	(258)	(213)
Equity in earnings (losses) from investments in affiliates	15	(7)	(22)
Other gain (loss), net	96	(7)	(15)
Income (loss) before income taxes	173	(450)	(1,450)
Income tax (expense) benefit	—	(2)	6
Net income (loss)	173	(452)	(1,444)
Net (income) loss attributable to noncontrolling interests	(11)	(7)	4
Net income (loss) attributable to stockholders	$ 162	$ (459)	$ (1,440)
Other comprehensive income (loss), net of tax expense:			
Currency translation adjustment, net of tax expense of $0	$ —	$ —	$ 4
Change in fair value of interest rate swap, net of tax expense of $0	—	2	(5)
Loss from interest rate swap reclassified into earnings	—	2	—
Total other comprehensive income (loss)	—	4	(1)
Comprehensive income (loss)	173	(448)	(1,445)
Comprehensive (income) loss attributable to noncontrolling interests	(11)	(7)	4
Comprehensive income (loss) attributable to stockholders	$ 162	$ (455)	$ (1,441)
Earnings (loss) per share:			
Earnings (loss) per share – Basic	$ 0.71	$ (1.95)	$ (6.11)
Earnings (loss) per share – Diluted	$ 0.71	$ (1.95)	$ (6.11)
Weighted average shares outstanding – Basic	228	236	236
Weighted average shares outstanding – Diluted	228	236	236

Refer to the notes to the consolidated financial statements.

PARK HOTELS & RESORTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating Activities:			
Net income (loss)	$ 173	$ (452)	$ (1,444)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	269	281	298
(Gain) loss on sales of assets, net	(13)	5	(62)
Casualty and impairment loss, net	6	9	696
Equity in (earnings) losses from investments in affiliates	(15)	7	22
Other (gain) loss, net	(90)	7	15
Share-based compensation expense	17	19	20
Amortization of deferred financing costs	10	12	9
Distributions from unconsolidated affiliates	7	—	5
Deferred income taxes	(2)	(1)	(30)
Changes in operating assets and liabilities:			
Accounts receivable, net	(33)	(70)	152
Prepaid expenses	(23)	4	44
Other assets	32	(12)	(22)
Accounts payable and accrued expenses	44	—	(51)
Due to hotel managers	30	23	(71)
Other liabilities	(4)	27	(21)
Other	1	4	2
Net cash provided by (used in) operating activities	409	(137)	(438)
Investing Activities:			
Capital expenditures for property and equipment	(168)	(54)	(86)
Proceeds from asset dispositions, net	143	454	207
Proceeds from the sale of investments in affiliates, net	101	—	1
Insurance proceeds for property damage claims	—	4	1
Distributions from unconsolidated affiliates	11	—	—
Contributions to unconsolidated affiliates	—	(6)	(4)
Purchase of investment security, net	—	(4)	—
Net cash provided by investing activities	87	394	119
Financing Activities:			
Proceeds from issuance of Senior Notes	—	750	1,376
Borrowings from credit facilities	50	—	1,000
Repayments of credit facilities	(78)	(1,193)	(1,099)
Proceeds from issuance of mortgage debt	30	14	—
Repayments of mortgage debt	(64)	(20)	(6)
Debt issuance costs	(11)	(15)	(39)
Dividends paid	(7)	—	(241)
Distributions to noncontrolling interests, net	(10)	(6)	(1)
Tax withholdings on share-based compensation	(3)	(5)	(10)
Repurchase of common stock	(227)	—	(66)
Net cash (used in) provided by financing activities	(320)	(475)	914
Net increase (decrease) in cash and cash equivalents and restricted cash	176	(218)	595
Cash and cash equivalents and restricted cash, beginning of period	763	981	386
Cash and cash equivalents and restricted cash, end of period	$ 939	$ 763	$ 981

For supplemental disclosures, refer to Note 16: "Supplemental Disclosures of Cash Flow Information"

Refer to the notes to the consolidated financial statements.

PARK HOTELS & RESORTS INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total
	Shares	Amount					
Balance as of December 31, 2019	239	$ 2	$ 4,575	$ 1,922	$ (3)	$ (45)	$ 6,451
Share-based compensation, net	1	—	10	—	—	—	10
Net loss	—	—	—	(1,440)	—	(4)	(1,444)
Other comprehensive loss	—	—	—	—	(1)	—	(1)
Dividends and dividend equivalents[1] . .	—	—	—	(106)	—	—	(106)
Repurchase of common stock.	(4)	—	(66)	—	—	—	(66)
Distributions to noncontrolling interests.	—	—	—	—	—	(1)	(1)
Balance as of December 31, 2020	236	2	4,519	376	(4)	(50)	4,843
Share-based compensation, net	—	—	14	—	—	—	14
Net (loss) income	—	—	—	(459)	—	7	(452)
Other comprehensive income.	—	—	—	—	4	—	4
Distributions to noncontrolling interests.	—	—	—	—	—	(6)	(6)
Balance as of December 31, 2021.	236	2	4,533	(83)	—	(49)	4,403
Share-based compensation, net	—	—	15	—	—	—	15
Net income	—	—	—	162	—	11	173
Dividends and dividend equivalents[1] . .	—	—	—	(63)	—	—	(63)
Repurchase of common stock.	(12)	—	(227)	—	—	—	(227)
Distributions to noncontrolling interests.	—	—	—	—	—	(10)	(10)
Balance as of December 31, 2022	224	$ 2	$ 4,321	$ 16	$ —	$ (48)	$ 4,291

(1) Dividends declared per common share were $0.45 and $0.28 for the years ended December 31, 2020 and December 31, 2022, respectively.

Refer to the notes to the consolidated financial statements.

PARK HOTELS & RESORTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Recent Events

Organization

Park Hotels & Resorts Inc. ("we," "us," "our" or the "Company" and, exclusive of any subsidiaries, "Park Parent") is a Delaware corporation that owns a portfolio of premium-branded hotels and resorts primarily located in prime city center and resort locations. On January 3, 2017, Hilton Worldwide Holdings Inc. ("Hilton" or "Parent") completed the spin-off of a portfolio of hotels and resorts that established Park Hotels & Resorts Inc. as an independent, publicly traded company.

On May 5, 2019, the Company, PK Domestic Property LLC, an indirect subsidiary of the Company ("PK Domestic"), and PK Domestic Sub LLC, a wholly owned subsidiary of PK Domestic ("Merger Sub") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Chesapeake Lodging Trust ("Chesapeake"). On September 18, 2019, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Chesapeake merged with and into Merger Sub (the "Merger") and each of Chesapeake's common shares of beneficial interest, $0.01 par value per share, was converted into $11.00 in cash and 0.628 of a share of our common stock. No fractional shares of our common stock were issued in the Merger. The value of any fractional interests to which a Chesapeake shareholder would otherwise have been entitled was paid in cash.

We are a real estate investment trust ("REIT") for United States ("U.S.") federal income tax purposes. We have been organized and operated, and we expect to continue to be organized and operate, in a manner to qualify as a REIT. From the date of our spin-off from Hilton, Park Intermediate Holdings LLC (our "Operating Company"), directly or indirectly, has held all our assets and has conducted all of our operations. Park Parent owned 100% of the interests of our Operating Company until December 31, 2021 when the business undertook an internal reorganization transitioning our structure to a traditional umbrella partnership REIT structure ("UPREIT"). Effective January 1, 2022, Park Parent became the managing member of our Operating Company and PK Domestic REIT Inc., a direct subsidiary of Park Parent, became a member of our Operating Company. We may, in the future, issue interests in (or from) our Operating Company in connection with acquiring hotels, financings, issuance of equity compensation or other purposes.

The novel strain of coronavirus and the disease it causes ("COVID-19") presented ongoing challenges in 2022; however, we have witnessed widespread improvements across our portfolio throughout the year. The increase in vaccination rates and easing or removal of COVID-19 restrictions have increased travel and hospitality spending, improving occupancy, Average Daily Rate ("ADR") and Revenue per Available Room ("RevPAR") at our hotels, resulting in the reopening of all our previously suspended hotels as of May 2022. We have relied on the performance of our hotels and active asset management to mitigate the effects of inflation and continued to experience improvements in leisure, group and business transient demand, including improvement in our urban hotels during 2022.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, our wholly owned subsidiaries and entities in which we have a controlling financial interest, including variable interest entities ("VIEs") where we are the primary beneficiary. The consolidated financial statements reflect our financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). All significant intercompany transactions and balances within these consolidated financial statements have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain line items on the condensed consolidated balance sheets as of December 31, 2021 have been reclassified to conform to the current period presentation.

Summary of Significant Accounting Policies

Property and Equipment

Property and equipment are recorded at cost, and interest applicable to major construction or development projects is capitalized. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred.

Depreciation is recorded using the straight-line method over the assets' estimated useful lives, which are generally as follows: buildings and improvements (8 to 40 years); furniture and equipment (3 to 8 years); and computer equipment and acquired software (3 years). Leasehold improvements are depreciated over the shorter of the estimated useful life, based on the estimates above, or the lease term.

We evaluate the carrying value of our property and equipment if there are indicators of potential impairment. We perform an analysis to determine the recoverability of the asset's carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset, the excess of the net book value over the estimated fair value is recorded in our consolidated statements of comprehensive income (loss) within impairment losses. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset using discount and capitalization rates deemed reasonable for the type of asset, as well as prevailing market conditions, appraisals, recent similar transactions in the market and, if appropriate and available, current estimated net sales proceeds from pending offers.

If sufficient information exists to reasonably estimate the fair value of a conditional asset retirement obligation, including environmental remediation liabilities, we recognize the fair value of the obligation when the obligation is incurred, which is generally upon acquisition, construction or development and/or through the normal operation of the asset.

Assets Held for Sale

We classify a property as held for sale when we commit to a plan to sell the asset, the sale of the asset is probable within one year, and it is unlikely that action to complete the sale will change or that the sale will be withdrawn. When we determine that classification of an asset as held for sale is appropriate, we cease recording depreciation for the asset and value the property at the lower of depreciated cost or fair value, less costs to dispose. Further, the related assets and liabilities of the held for sale property will be classified as assets held for sale in our consolidated balance sheets. Any gains on sales of properties are recognized at the time of sale or deferred and recognized in *net income (loss)* in subsequent periods as any relevant conditions requiring deferral are satisfied.

Investments in Affiliates

The consolidated financial statements include entities in which we have a controlling financial interest, including VIEs where we are the primary beneficiary. The determination of a controlling financial interest is based upon the terms of the governing agreements of the respective entities, including the evaluation of rights held by other interests. If the entity is considered to be a VIE, we determine whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interests in the entity. We consolidate entities when we own more than 50 percent of the voting shares of a company or otherwise have a controlling financial interest. References in these financial statements to *net income (loss) attributable to stockholders* do not include non-controlling interests, which represent the outside ownership interests of our consolidated, non-wholly owned entities and are reported separately.

We hold investments in affiliates that primarily own or lease hotels. Investments in affiliates over which we exercise significant influence, but lack a controlling financial interest, are accounted for using the equity method. We account for investments using the equity method when we have the ability to exercise significant influence over the entity, typically through a more than minimal investment.

Our proportionate share of earnings (losses) from our equity method investments is presented as *equity in earnings (losses) from investments in affiliates* in our consolidated statements of comprehensive income (loss). Distributions from investments in affiliates are presented as an operating activity in our consolidated statements of cash flows when such distributions are a return on investment. Distributions from investments in affiliates are recorded as an investing activity in our consolidated statements of cash flows when such distributions are a return of investment.

We assess the recoverability of our equity method investments if there are indicators of potential impairment. If an identified event or change in circumstances requires an evaluation to determine if an investment may have an other-than-temporary impairment, we assess the fair value of the investment based on accepted valuation methodologies, which include discounted cash flows, estimates of sales proceeds and external appraisals. If an investment's fair value is below its carrying value and the decline is considered to be other-than-temporary, we will recognize an impairment loss in *equity in earnings (losses) from investments in affiliates* in our consolidated statements of comprehensive income (loss).

Non-controlling Interests

We present the portion of any equity that we do not own in entities that we have a controlling financial interest (and thus consolidate) as non-controlling interests and classify those interests as a component of total equity, separate from total stockholders' equity, on our consolidated balance sheets. For consolidated joint ventures with pro rata distribution allocations, net income or loss is allocated between the joint venture partners based on their respective stated ownership percentages. In addition, we include net income (loss) attributable to the noncontrolling interest in *net income (loss)* in our consolidated statements of comprehensive income (loss).

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We do not amortize goodwill, but rather evaluate goodwill for potential impairment on an annual basis or at other times during the year if events or circumstances indicate that the carrying amount may not be recoverable. We typically evaluate the carrying value of our goodwill annually. However, due to the effects of COVID-19, including (i) the significant decline in our common stock price, (ii) negative operating cash flows in the first quarter of 2020, (iii) the suspension of operations at certain of our hotels, and (iv) significant declines in occupancy and demand, we assessed goodwill during the first quarter of 2020.

We had two reporting units, consolidated and unconsolidated hotels, to which goodwill had been allocated. Certain of the entities that are included in our consolidated financial statements were consolidated subsidiaries of our Parent at the time of its predecessor's merger with an affiliate of The Blackstone Group L.P. ("Blackstone Merger"). Our Parent allocated goodwill to us based on the relative fair value of our properties compared to that of Parent's ownership segment as of the date of the Blackstone Merger. We reviewed the carrying value of goodwill by comparing the carrying value of a reporting unit to its fair value, as determined by us. The valuation was based on internal projections of expected future cash flows and operating plans, as well as market conditions relative to the operations of our reporting unit. We determined that the carrying value of our consolidated and unconsolidated hotel reporting units exceeded their respective estimated fair value and fully impaired our remaining goodwill balance, recognizing an impairment loss of $607 million in the first quarter of 2020 included within *casualty and impairment loss, net* in our consolidated statements of comprehensive income (loss).

Intangible Assets

Intangible assets with finite useful lives primarily include an air rights contract. The air rights contract value is based on the present value of the difference between the contractual rental amounts and the market rental rates for similar contracts, measured over a period equal to the remaining non-cancellable term of the contract. Intangible assets are amortized using the straight-line method over the remaining term of the contract.

We review all finite lived intangible assets for impairment when circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess of the carrying value over the fair value in our consolidated statements of comprehensive income (loss).

Asset Acquisitions

We consider an asset acquisition to occur when substantially all the fair value of an acquisition is concentrated in a single identifiable asset or a group of similar identifiable assets. In an acquisition of assets, we are not required to expense our acquisition-related costs, and goodwill is not assigned. We will account for the properties purchased as asset acquisitions by allocating the total cash consideration, including transaction costs, to the individual assets acquired and liabilities assumed, respectively, on a relative fair value basis.

Business Combinations

We consider a business combination to occur when we take control of a business by acquiring its net assets or equity interests. We record the assets acquired, liabilities assumed and non-controlling interests at fair value as of the acquisition date, including any contingent consideration. We evaluate factors, including market data for similar assets, expected future cash flows discounted at risk-adjusted rates and replacement cost for the assets to determine an appropriate fair value of the assets. Acquisition-related costs, such as due diligence, legal and accounting fees, are expensed in the period incurred and are not capitalized or applied in determining the fair value of the acquired assets.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

Restricted Cash

Restricted cash includes cash balances established as lender reserves required by our debt agreements and reserves for capital expenditures in accordance with certain of our management agreements.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided on accounts receivable when losses are probable based on historical collection activity and current business conditions.

Leases

We consider an arrangement to contain a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for compensation. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent the present value of our fixed payment obligations. Leases with a term of 12 months or less are not recorded on the balance sheet. We use our estimated incremental borrowing rate to determine the present value of our lease obligations. Our operating leases may require fixed payments, variable payments based on a percentage of revenue or income, or payments equal to the greater of a fixed or variable payment. Variable payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation is incurred. Operating lease expense is recognized on a straight-line basis over the lease term. Our lease terms include renewal options that we are reasonably certain to exercise, and renewal options controlled by the lessor.

Fair Value Measurements—Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price). We use the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-level hierarchy of inputs is summarized below:

- Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

- Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety at the end of each reporting period.

Derivative Instruments

We may use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates. We will regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. Under the terms of certain loan agreements, we may be required to maintain derivative financial instruments to manage interest rates. We do not enter into derivative financial instruments for trading or speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered, we designate the derivative as one of the following: a hedge of a forecasted transaction or the variability of cash flows to be paid ("cash flow hedge"); a hedge of the fair value of a recognized asset or liability ("fair value hedge"); or an undesignated hedge instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge or net investment hedge are recorded in *other comprehensive income (loss)* in the consolidated statements of comprehensive income (loss) until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the consolidated statements of cash flows. Cash flows from undesignated derivative financial instruments are included as an investing activity in our consolidated statements of cash flows.

If we determine that we qualify for and will designate a derivative as a hedging instrument, at the designation date we formally document all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions and linking all derivatives designated as fair value hedges to specific assets and liabilities in our consolidated balance sheets.

To the extent we have designated a derivative as a hedging instrument, each reporting period we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations using the Hypothetical Derivative Method. This method compares the cumulative change in fair value of each hedging instrument to the cumulative change in fair value of a hypothetical hedging instrument, which has terms that identically match the critical terms of the respective hedged transactions. Thus, the hypothetical hedging instrument is presumed to perfectly offset the hedged cash flows. Ineffectiveness results when the cumulative change in the fair value of the hedging instrument exceeds the cumulative change in the fair value of the hypothetical hedging instrument. We discontinue hedge accounting prospectively, when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, is sold, terminated or exercised.

Revenue Recognition

Our results of operations primarily consist of room rentals, food and beverage sales and other ancillary goods and services from hotel properties. Other revenues primarily relate to support services we provide to Hilton Grand Vacations ("HGV"), in addition to revenue from our laundry business prior to permanently suspending operations in 2020. Hotel operating revenues are disaggregated into room revenue, food and beverage revenue, ancillary hotel revenue and other revenue on the consolidated statements of comprehensive income (loss) to illustrate how economic factors affect the nature, amount and timing, and uncertainty of revenue and cash flows. Rooms revenue is recognized over time when rooms are occupied and food and beverage revenue is recognized at a point in time when goods and services have been delivered or rendered. Ancillary hotel revenue and other revenue is generally recognized at a point in time as goods and services are delivered or rendered.

We assess if we are the principal or agent for certain ancillary services provided by third parties. If we are the principal, we recognize revenue based on the gross sales price. If we are the agent, we recognize revenue net of costs paid to service providers. Payment received for a future stay or event is recognized as an advance deposit, which is included in *other liabilities* on our consolidated balance sheet. Advance deposits are recognized as revenue when rooms are occupied or goods or services have been delivered or rendered to our customer. Our advance deposit balance as of December 31, 2022 and 2021 was $103 million and $87 million, respectively, and are generally recognized as revenue within a one-year period. Additionally, we collect sales, use, occupancy and similar taxes at our hotels, which we present on a net basis (excluded from revenues) in our consolidated statements of comprehensive income (loss).

Share-based Compensation

We recognize the cost of services received in share-based payment transactions with employees and non-employee directors as services are received and recognize a corresponding increase in additional paid-in capital for equity classified awards. We account for any forfeitures when they occur.

The measurement objective for these equity awards is the estimated fair value at the grant date of the equity instruments that we will be obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation expense for an award classified as an equity instrument is recognized ratably over the requisite service period. The requisite service period is the period during which an employee is required to provide service in exchange for an award.

Income Taxes

We are a REIT for U.S. federal income tax purposes. We have been organized and operated, and we expect to continue to be organized and operate, in a manner to qualify as a REIT. To qualify as a REIT, we must satisfy requirements related to, among other things, the real estate qualification of sources of our income, the real estate composition and values of our assets, the amounts we distribute to our stockholders annually and the diversity of ownership of our stock. To the extent we continue to remain qualified as a REIT, we generally will not be subject to U.S. federal income tax on taxable income generated by our REIT activities that we distribute annually to our stockholders. Accordingly, no provision for U.S. federal income taxes has been included in our accompanying consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 related to our REIT activities other than taxes related to our sale of built-in gain property (representing property held by us with an excess of fair value over tax basis on January 4, 2017). We were subject to U.S. federal income tax on taxable sales of built-in gain property during the five-year period following the date of our spin-off, which ended in January 2022. In addition, we are subject to non-U.S. income tax on foreign held REIT activities and certain sales of foreign investments. Further, our taxable REIT subsidiaries ("TRSs") are generally subject to U.S. federal, state and local, and foreign income taxes (as applicable).

We account for income taxes using the asset and liability method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year, to recognize the deferred tax assets and liabilities that relate to tax consequences in future years, which result from differences between the respective tax basis of assets and liabilities and their financial reporting amounts, and to recognize tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the respective temporary differences or operating loss or tax credit carry forwards are expected to be recovered or settled. The realization of deferred tax assets and tax loss and tax credit carry forwards is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

We use a prescribed recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. For all income tax positions, we first determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If it is determined that a position meets the more-likely-than-not recognition threshold, the benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Note 3: Dispositions and Acquisitions

Dispositions

During the year ended December 31, 2022, we sold the five consolidated hotels listed in the table below and received total gross proceeds of approximately $149 million. We recognized a net gain of approximately $15 million, which is included in *gain (loss) on sales of assets, net* in our consolidated statements of comprehensive income (loss).

Hotel	Location	Month Sold
Hampton Inn & Suites Memphis – Shady Grove	Memphis, Tennessee	April 2022
Hilton Chicago/Oak Brook Suites	Chicago, Illinois	May 2022
Homewood Suites by Hilton Seattle Convention Center Pike Street	Seattle, Washington	June 2022
Hilton Garden Inn Chicago/Oakbrook Terrace	Chicago, Illinois	July 2022
Hilton Garden Inn LAX/El Segundo	El Segundo, California	September 2022

In June 2022, we sold our ownership interests in the joint ventures that own and operate the Hilton San Diego Bayfront for gross proceeds of $157 million. Our gross proceeds were reduced by $55 million for our share of the mortgage debt in the joint venture. We recognized a gain of approximately $92 million, net of selling costs, which is included in *other gain (loss), net* in our consolidated statements of comprehensive income (loss). Additionally, in October 2022, the joint ventures that own and operate the DoubleTree Hotel Las Vegas Airport sold the hotel for gross proceeds of approximately $22 million, and our pro-rata share of the gross proceeds was approximately $11 million. We recognized a gain of approximately $9 million, which is included in *equity in earnings (losses) from investments in affiliates* in our consolidated statements of comprehensive income (loss).

During the year ended December 31, 2021, we sold the five consolidated hotels listed in the table below, received total gross proceeds of approximately $477 million and recognized a net $5 million loss due to selling costs, which is included in *gain (loss) on sale of assets, net* in our consolidated statements of comprehensive income (loss). In addition, we recognized a $5 million impairment loss from the classification of the Hotel Adagio, Autograph Collection, as held for sale at June 30, 2021, as the selling costs reduced the gross proceeds to less than the net book value of the property, which is included in *casualty and impairment loss, net* in our consolidated statements of comprehensive income (loss).

Hotel	Location	Month Sold
W New Orleans – French Quarter	New Orleans, Louisiana	April 2021
Hotel Indigo San Diego Gaslamp Quarter[1]	San Diego, California	June 2021
Courtyard Washington Capitol Hill Navy Yard[1]	Washington, D.C.	June 2021
Hotel Adagio, Autograph Collection	San Francisco, California	July 2021
Le Meridien San Francisco	San Francisco, California	August 2021

(1) Sold as a portfolio in the same transaction.

In February 2020, we sold the Embassy Suites Washington DC Georgetown and our interests in the entity that owns the Hilton São Paulo Morumbi for total gross proceeds of $208 million and recognized a gain, net of selling costs, of $63 million on these hotels, which is included in *gain (loss) on sales of assets, net* in our consolidated statements of comprehensive income (loss). Additionally, the net gain includes the reclassification of a currency translation adjustment of $7 million from accumulated other comprehensive loss into earnings concurrent with the sale of the Hilton São Paulo Morumbi.

Acquisitions

Merger with Chesapeake

For the year ended December 31, 2020, we incurred an additional $9 million in acquisition costs in connection with the Merger, primarily related to transfer taxes based on new information received during 2020 which is included in *acquisition costs* in our consolidated statements of comprehensive income (loss).

Note 4: Property and Equipment

Property and equipment were:

	December 31,			
	2022		**2021**	
	(in millions)			
Land	$	3,317	$	3,333
Buildings and leasehold improvements		6,512		6,606
Furniture and equipment		994		1,005
Construction-in-progress		201		82
		11,024		11,026
Accumulated depreciation and amortization		(2,723)		(2,515)
	$	8,301	$	8,511

Depreciation of property and equipment was $268 million, $281 million and $297 million during the years ended December 31, 2022, 2021 and 2020, respectively.

For the year ended December 31, 2021, we recognized $5 million of impairment losses related to one of our hotels classified as held for sale as of June 30, 2021, which was subsequently sold in July 2021, as the estimated selling costs were expected to reduce the gross proceeds below the net book value of the property.

For the year ended December 31, 2020, we recognized $90 million of impairment losses, primarily related to one of our hotels, which was triggered based on the effects of COVID-19 and our forecasted cash flows were insufficient to cover the carrying value of the asset.

Note 5: Consolidated Variable Interest Entities ("VIEs") and Investments in Affiliates

Consolidated VIEs

We consolidate VIEs that own three hotels in the U.S. We are the primary beneficiary of these VIEs as we have the power to direct the activities that most significantly affect their economic performance. Additionally, we have the obligation to absorb their losses and the right to receive benefits that could be significant to them. The assets of our VIEs are only available to settle the obligations of these entities. Our consolidated balance sheets include the following assets and liabilities of these entities:

	December 31,			
	2022		**2021**	
	(in millions)			
Property and equipment, net	$	208	$	209
Cash and cash equivalents		21		18
Restricted cash		2		6
Accounts receivable, net		4		3
Prepaid expenses		2		1
Debt		205		208
Accounts payable and accrued expenses		8		7
Due to hotel manager		2		1
Other liabilities		4		3

Unconsolidated Entities

Investments in affiliates were:

	Ownership %	December 31, 2022	December 31, 2021
		(in millions)	
Hilton San Diego Bayfront[1]	25%	—	11
All others (4 and 5 hotels)[2]	20% - 50%	1	4
		$ 1	$ 15

(1) In June 2022, we sold our ownership interests in the joint ventures that own and operate the Hilton San Diego Bayfront. Refer to Note 3: "Dispositions and Acquisitions" for additional information.

(2) In October 2022, the joint ventures that own and operate the DoubleTree Hotel Las Vegas Airport sold the hotel. Refer to Note 3: "Dispositions and Acquisitions" for additional information.

The affiliates in which we own investments accounted for under the equity method had total debt of approximately $721 and $943 million as of December 31, 2022 and 2021, respectively. Substantially all the debt is secured solely by the affiliates' assets or is guaranteed by other partners without recourse to us.

Note 6: Goodwill and Intangibles

Due to the effects of COVID-19, we assessed goodwill for impairment during the first quarter of 2020. We determined that the carrying value of our consolidated and unconsolidated hotel reporting units exceeded their respective estimated fair value. As a result, we fully impaired our remaining goodwill balance, recognizing an impairment loss of $607 million in the first quarter of 2020.

Intangible assets were:

	December 31, 2022	December 31, 2021
	(in millions)	
Air rights contract	45	45
Other	7	8
Accumulated amortization	(9)	(9)
	$ 43	$ 44

As of December 31, 2022, we estimated our future amortization expense for our intangible assets to be:

Year	(in millions)
2023	$ 1
2024	1
2025	1
2026	1
2027	1
Thereafter	38
	$ 43

Note 7: Debt

Debt balances and associated interest rates as of December 31, 2022 were:

	Interest Rate at December 31, 2022	Maturity Date	Principal balance as of	
			December 31, 2022	December 31, 2021
			(in millions)	
SF Mortgage Loan	4.11%	November 2023	$ 725	$ 725
HHV Mortgage Loan	4.20%	November 2026	1,275	1,275
Other mortgage loans[1]	Average rate of 4.35%	2023 to 2027[2]	469	503
Revolver[3]	SOFR + 2.10%	December 2026	50	—
2019 Term Facility[4]	N/A	August 2024	—	78
2025 Senior Notes	7.50%	June 2025	650	650
2028 Senior Notes	5.88%	October 2028	725	725
2029 Senior Notes	4.88%	May 2029	750	750
			4,644	4,706
Add: unamortized premium			3	4
Less: unamortized deferred financing costs and discount			(30)	(38)
			$ 4,617	$ 4,672

(1) In December 2022, we fully repaid the $26 million mortgage loan secured by the Hilton Checkers Los Angeles.

(2) Assumes the exercise of all extensions that are exercisable solely at our option. The mortgage loan for Hilton Denver City Center matures in 2042 but is callable by the lender with six months of notice. As of December 31, 2022, Park had not received notice from the lender.

(3) As of December 31, 2022, we had approximately $900 million of available capacity under our revolving credit facility ("Revolver").

(4) In December 2022, the 2019 Term Facility was fully repaid.

Mortgage Loans

In October 2016, we entered into a $725 million CMBS loan secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco ("SF Mortgage Loan") and a $1.275 billion CMBS loan secured by the Hilton Hawaiian Village ("HHV Mortgage Loan"). Both the SF Mortgage Loan and the HHV Mortgage Loan bear interest at a fixed-rate and require interest-only payments through their respective maturity dates. The SF Mortgage Loan is currently able to be partially or fully repaid, without penalty, and the HHV Mortgage Loan may be partially or fully prepaid, subject to prepayment penalties.

Our mortgage loans, which are associated with our three consolidated VIEs and mortgage loans acquired through the Merger, bear interest at either a fixed-rate or variable rate. Certain of our mortgage loans require interest-only loan payments through their respective maturity dates, and the remaining mortgage loans require payments of both principal and interest on a monthly basis.

We are required to deposit with lenders certain cash reserves for restricted uses. As of December 31, 2022 and December 31, 2021, our consolidated balance sheets included $6 million and $60 million of restricted cash, respectively, related to our mortgage loans. The $92 million held by the lenders of the HHV Mortgage Loan and the mortgage loan secured by the Hilton Denver City Center was released to us during the third quarter upon submission of the certificates reflecting compliance with financial ratios of these loans.

Credit Facilities

2016 Term Loan and Revolver

In December 2016, we entered into a credit agreement ("Original Credit Agreement") with Wells Fargo Bank, National Association as administrative agent, and certain others financial institutions party thereto as lenders. The facility included a $1 billion Revolver, which was increased to $1.075 billion in September 2020, and a term loan due December 2021 ("2016 Term Loan"). In March 2020, we fully drew down our $1 billion Revolver as a precautionary measure to increase liquidity and preserve financial flexibility in connection with the economic effect of COVID-19. We subsequently fully repaid the then outstanding balance under our Revolver using proceeds from: (i) the issuance of $2.1 billion of senior notes, (ii) the sales of consolidated hotels and (iii) existing cash. We also used proceeds from the issuance of the $725 million of senior notes due 2028 ("2028 Senior Notes") to repay all of the amounts outstanding under our 2016 Term Loan. In September 2020, we extended $901 million of the commitments under the Revolver to December 2023, and the remaining $174 million of commitments under the Revolver matured in December 2021.

In December 2022, we amended and restated the Original Credit Agreement ("Credit Agreement"). The Credit Agreement provides aggregate commitments of $950 million for the Revolver, which can be increased by up to $500 million with lender approval, and matures on December 1, 2026, with the ability to extend its maturity by one year as (i) a one-year extension or (ii) two six-month extensions. Borrowings under the Revolver bear interest based upon the secured overnight financing rate ("SOFR") plus a credit spread adjustment of 0.1%, plus an applicable margin based on our leverage ratio. We incur an unused facility fee on the Revolver of between 0.2% and 0.3%, based on our level of usage. The Credit Agreement also contains certain financial covenants including a maximum leverage ratio, minimum fixed charge coverage ratio, maximum secured leverage ratio, maximum unsecured indebtedness to unencumbered asset value ratio and minimum unencumbered adjusted net operating income to unsecured interest coverage ratio, certain of which were adjusted to revised levels through the end of the first quarter of 2024. The Credit Agreement allows us to conduct share repurchases, subject to compliance with the financial covenants, and released all collateral securing the Revolver and Senior Notes. The Credit Agreement restricts activities of the Company, including our ability to grant liens on certain properties, mergers, affiliate transactions, asset sales and the payment of dividends and distributions (except to the extent required to maintain REIT status and certain other agreed exceptions). Additionally, the Revolver permits one or more standby letters of credit, up to a maximum aggregate outstanding balance of $50 million, to be issued on behalf of us. Any outstanding standby letters of credit reduce the available borrowings on the Revolver by a corresponding amount. As of December 31, 2022, we had approximately $4 million outstanding on a standby letter of credit. We used $50 million of the Revolver, together with cash on hand, to fully repay the $78 million balance on our 2019 Term Facility. We capitalized $9 million of issuance costs during the year ended December 31, 2022.

2019 Term Facility

In advance of the Merger, in August 2019, the Company, our Operating Company and PK Domestic entered into the 2019 Term Facility with Bank of America, N.A. as administrative agent, and certain other financial institutions party thereto as lenders. The 2019 Term Facility provided for $950 million unsecured delayed draw term loan commitments to fund the Merger. The 2019 Term Facility included a $100 million two-year delayed draw term loan tranche, which was unfunded and the commitments thereunder terminated on September 18, 2019, and a $850 million five-year delayed draw term loan tranche, which has a scheduled maturity date of August 2024. On September 18, 2019, the five-year tranche was fully drawn to fund the Merger of which $180 million was prepaid in December 2019. During the year ended December 31, 2021, we repaid $592 million of the 2019 Term Facility using proceeds from the issuance of $750 million of senior notes due 2029 ("2029 Senior Notes") and from the sales of consolidated hotels during 2021. In December 2022, we used $50 million of the Revolver, together with cash on hand, to fully repay the $78 million balance on our 2019 Term Facility.

In connection with the Merger, we assumed an interest rate swap from Chesapeake, which was designated as a cash flow hedge, to hedge the interest rate risk on a portion of the 2019 Term Facility. The interest rate swap, which matured on April 2022, required us to pay fixed interest of 1.86% per annum on a notional amount of $225 million, in exchange for floating rate interest equal to one-month LIBOR. In September 2021, following partial repayments of the 2019 Term Facility, we partially terminated the swap to reduce the notional amount to $78 million (the then outstanding balance of the 2019 Term Facility) and removed the designation of the swap as a cash flow hedge.

Senior Notes

2025 Senior Notes

In May 2020, our Operating Company, PK Domestic and PK Finance issued an aggregate of $650 million of senior notes due 2025 ("2025 Senior Notes"). We used $219 million of the net proceeds to repay a portion of the then outstanding balance under our Revolver, $69 million to partially repay the 2016 Term Loan and the remainder was used for general corporate purposes. The 2025 Senior Notes bear interest at a rate of 7.500% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2020. The 2025 Senior Notes will mature on June 1, 2025. We capitalized $13 million of issuance costs during the year ended December 31, 2020.

We may redeem the 2025 Senior Notes, in whole or in part, at the applicable redemption prices set forth in the indenture. On or after June 1, 2024, we may redeem the 2025 Senior Notes at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

2028 Senior Notes

In September 2020, our Operating Company, PK Domestic LLC and the PK Finance issued an aggregate of $725 million of 2028 Senior Notes. The 2028 Senior Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning April 1, 2021. Net proceeds were used to repay the 2016 Term Loan in full and to repay $80 million of the then outstanding balance under our Revolver. We capitalized $13 million of issuance costs during the year ended December 31, 2020.

We may redeem the 2028 Senior Notes at any time prior to October 1, 2023, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date plus a make-whole premium. On or after October 1, 2023, we may redeem the 2028 Senior Notes, in whole or in part, at the applicable redemption prices set forth in the indenture. On or after October 1, 2025, we may redeem the 2028 Senior Notes at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, before October 1, 2023, we may redeem up to 40% of the 2028 Senior Notes with the net cash proceeds from certain equity offerings at a redemption price of 105.875% of the principal amount redeemed.

2029 Senior Notes

In May 2021, our Operating Company, PK Domestic and PK Finance issued an aggregate of $750 million of 2029 Senior Notes. Net proceeds were used to repay $564 million of the then outstanding balance under our Revolver and $173 million of the 2019 Term Facility. The 2029 Senior Notes bear interest at a rate of 4.875% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2021. The 2029 Senior Notes will mature on May 15, 2029. We capitalized $13 million of issuance costs during the year ended December 31, 2021.

We may redeem the 2029 Senior Notes at any time prior to May 15, 2024, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date plus a make-whole premium. On or after May 15, 2024, we may redeem the 2029 Senior Notes, in whole or in part, at the applicable redemption prices set forth in the indenture. On or after May 15, 2026, we may redeem the 2029 Senior Notes at 100% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, before May 15, 2024, we may redeem up to 40% of the 2029 Senior Notes with the net cash proceeds from certain equity offerings at a redemption price of 104.875% of the principal amount redeemed.

Indentures

The 2025 Senior Notes, 2028 Senior Notes and 2029 Senior Notes (collectively, the "Senior Notes") are guaranteed by us and by the subsidiaries of our Operating Company that also guarantee indebtedness under our credit facility. The guarantees are full and unconditional and joint and several. The Senior Notes are no longer secured following the amendment and restatement of the Original Credit Agreement in December 2022, at which time all collateral securing the Revolver and Senior Notes was released. The indentures governing the Senior Notes contain customary covenants that limit the issuers' ability and, in certain instances, the ability of the issuers' subsidiaries, to borrow money, create liens on assets, make distributions and pay dividends on or redeem or repurchase stock, make certain types of investments, sell stock in certain subsidiaries, enter into agreements that restrict dividends or other payments from subsidiaries, enter into transactions with affiliates, issue guarantees of indebtedness, and sell assets or merge with other companies. These covenants are subject to a number of exceptions and qualifications, including the ability to declare or pay any cash dividend or make any cash distribution to us to the extent necessary for us to fund a dividend or distribution by us that we believe is necessary to maintain our status as a REIT or to avoid payment of any tax for any calendar year that could be avoided by reason of such distribution, and the ability to make certain restricted payments not to exceed $100 million, plus 95% of our cumulative Funds From Operations (as defined in the indentures), plus the aggregate net proceeds from (i) the sale of certain equity interests in, (ii) capital contributions to, and (iii) certain convertible indebtedness of the Operating Company. In addition, the indentures require our Operating Company to maintain total unencumbered assets as of each fiscal quarter of at least 150% of total unsecured indebtedness, in each case calculated on a consolidated basis.

Debt Maturities

The contractual maturities of our debt, assuming the exercise of all extensions that are exercisable solely at our option, as of December 31, 2022 were:

Year		(in millions)
2023	$	863
2024		7
2025		657
2026		1,613
2027		30
Thereafter[1]		1,474
	$	4,644

(1) Assumes the exercise of all extensions that are exercisable solely at our option.

Note 8: Fair Value Measurements

We did not elect the fair value measurement option for our financial assets or liabilities. The fair values of our other financial instruments not included in the table below are estimated to be equal to their carrying amounts.

The fair value of our debt and the hierarchy level we used to estimate fair values are shown below:

	Hierarchy Level	December 31, 2022		December 31, 2021	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(in millions)			
Liabilities:					
SF Mortgage Loan	3	$ 725	$ 692	$ 725	$ 733
HHV Mortgage Loan	3	1,275	1,142	1,275	1,282
Other mortgage loans	3	469	435	503	491
2019 Term Facility	3	—	—	78	76
Revolver	3	50	50	—	—
2025 Senior Notes	1	650	652	650	688
2028 Senior Notes	1	725	661	725	761
2029 Senior Notes	1	750	635	750	771

Note 9: Leases

We lease hotel properties, land and equipment under operating and financing leases. We are subject to ground leases on 14 of our consolidated properties. Our leases expire, including options under lessor control, at various dates through 2083, with varying renewal options, and the majority expire before 2032.

Our operating leases may require minimum rent payments, variable rent payments based on a percentage of revenue or income or rent payments equal to the greater of a minimum rent or variable rent. In addition, we may be required to pay some, or all, of the capital costs for property and equipment in the hotel during the term of the lease.

The future minimum rent payments under our current leases, due in each of the next five years and thereafter as of December 31, 2022, were:

Year	Operating Leases
	(in millions)
2023	$ 24
2024	24
2025	27
2026	18
2027	19
Thereafter	345
Total minimum rent payments	457
Less: imputed interest	223
Total operating lease liabilities	$ 234

As of December 31, 2022 and 2021, the weighted average remaining operating lease term was 26.0 years and 26.9 years, respectively, and the weighted average discount rate used to determine the operating lease liabilities was 5.6% and 5.3%, respectively.

The components of rent expense, which are primarily included in *other property-level expenses* in our consolidated statements of comprehensive income (loss), as well as supplemental cash flow and non-cash information for all operating leases were:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	(in millions)		
Operating lease expense	$ 28	$ 29	$ 30
Variable lease expense	13	4	2
Operating cash flows for operating leases	29	30	28
Operating lease right-of-use asset reassessment[1]	(4)	—	—

(1) For the year ended December 31, 2022, amount represents a reduction to our right-of-use assets and lease liability due to a change in discount rate upon a lease remeasurement.

Note 10: Income Taxes

We are a REIT for U.S. federal income tax purposes. We have been organized and operated, and we expect to continue to be organized and operate in a manner to qualify as a REIT. To qualify as a REIT, we must satisfy requirements related to, among other things, the real estate qualification of sources of our income, the real estate composition and values of our assets, the amounts we distribute to our stockholders annually and the diversity of ownership of our stock. To the extent we continue to remain qualified as a REIT, we generally will not be subject to U.S. federal income tax on taxable income generated by our qualifying REIT activities that we distribute annually to our stockholders. Accordingly, no provision for U.S. federal income taxes has been included in our accompanying consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 related to our REIT activities other than taxes related to our sale of built-in gain property (representing property held by us with an excess of fair value over tax basis on January 4, 2017).

We were subject to U.S. federal income tax on taxable sales of built-in gain property during the five-year period following the date of our spin-off, which expired on January 3, 2022. In addition, we are subject to non-U.S. income tax on foreign held REIT activities and certain sales of foreign investments. Further, our taxable REIT subsidiaries ("TRSs") are generally subject to U.S. federal, state and local, and foreign income taxes (as applicable).

Our tax provision includes U.S. federal, state and foreign income taxes payable. The domestic and foreign components of income (loss) before income taxes were:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
U.S. income (loss) before tax	$ 173	$ (450)	$ (1,449)
Foreign loss before tax	—	—	(1)
Income (loss) before income taxes	$ 173	$ (450)	$ (1,450)

The components of our provision (benefit) for income taxes were:

| | Year Ended December 31, | | |
	2022	2021	2020
	(in millions)		
Current:			
U.S. Federal	$ 1	$ 5	$ 1
State	1	(2)	3
Foreign	—	—	20
Total current	2	3	24
Deferred:			
U.S. Federal	—	(1)	(29)
State	(2)	—	—
Foreign	—	—	(1)
Total deferred	(2)	(1)	(30)
Total provision (benefit) for income taxes	$ —	$ 2	$ (6)

Reconciliations of our tax provision at the U.S. statutory rate to the provision (benefit) for income taxes were:

| | Year Ended December 31, | | |
	2022	2021	2020
	(in millions)		
Statutory U.S. federal income tax provision (benefit)	$ 36	$ (94)	$ (306)
State income taxes, net of U.S. federal tax benefit	1	—	1
Foreign income tax expense, net	—	—	19
Change in deferred tax asset valuation allowance	4	(22)	71
Tax rate change	—	—	(7)
REIT income not subject to tax	(39)	116	221
Derecognition and remeasurement of deferred taxes	(2)	(1)	(35)
Recognized built-in gain tax	—	—	29
Other	—	3	1
Provision (benefit) for income taxes	$ —	$ 2	$ (6)

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carry-forward items. The composition of net deferred tax balances were as follows:

| | December 31, | |
	2022	2021
	(in millions)	
Deferred income tax assets[1]	$ —	$ 1
Deferred income tax liabilities[2]	(9)	(9)
Net deferred tax liability	$ (9)	$ (8)

(1) Included within *other assets* in our consolidated balance sheets, net of valuation allowance.

(2) Included within *other liabilities* in our consolidated balance sheets.

The tax effects of the temporary differences and carryforwards that give rise to our net deferred tax liability were:

	December 31,			
	2022		**2021**	
	(in millions)			
Deferred tax assets:				
Net operating loss carryforwards	$	53	$	51
Deferred income		4		5
Accrued compensation		2		2
Other		7		7
Total gross deferred tax assets		66		65
Less: valuation allowance		(59)		(55)
Deferred tax assets		7		10
Deferred tax liabilities:				
Property and equipment		(3)		(4)
Investments		(9)		(9)
Accrued compensation		(4)		(5)
Deferred tax liabilities		(16)		(18)
Net deferred tax liability	$	(9)	$	(8)

As of December 31, 2022, we had U.S. federal and state net operating loss carryforwards of approximately $1.8 billion, which resulted in deferred tax assets of $53 million. Our U.S. federal net operating loss carryforwards of approximately $696 million are not subject to expiration. Our U.S. state net operating loss carryforwards of approximately $1.1 billion will begin to expire in 2025.

For periods ended prior to January 4, 2017, Hilton filed income tax returns for us, with U.S. federal, state and foreign jurisdictions. Hilton is under regular and recurring audit by the Internal Revenue Service on open tax positions. The timing of the resolution of tax audits is highly uncertain, as are the amounts, if any, that may ultimately be paid upon such resolution. Changes may result from the conclusion of ongoing audits, appeals or litigation in U.S. federal, state, local, and foreign tax jurisdictions or from the resolution of various proceedings between the U.S. and foreign tax authorities. As of December 31, 2022, Hilton remains subject to U.S. federal examinations from 2005 through 2017. Various income tax returns for Hilton filed with state, local and foreign jurisdictions remain subject to examination by the applicable taxing authorities. We may be subject to U.S. federal, state and foreign examinations for periods ending after January 4, 2017.

We made no cash distributions to our stockholders in 2021. The cash distributions to stockholders in 2022 and 2020 are characterized, for U.S. federal income tax purposes, as follows:

	Year Ended December 31,			
	2022		**2020**	
Common distributions (per share):				
Ordinary dividends	$	0.000000	$	0.244571
Capital gain distributions[(1)]		0.280000		0.205429

(1) Capital gain distribution disclosure pursuant to Treasury Regulation §1.1061-6(c). The following additional information relates to the capital gain distributions for calendar year 2022 and 2020, as reported on Park Hotels & Resorts Inc. Form 1099-DIV, Box 2a. For purposes of Internal Revenue Code Section 1061, which is generally applicable to direct and indirect holders of "applicable partnership interests": (i) the "One Year Amounts" are $0.000000 and $0.205429 per share, and (ii) the "Three Year Amounts" are $0.000000 and $0.205429 per share, with respect to the 2022 and 2020 capital gain distributions, respectively.

Note 11: Share-Based Compensation

We issue equity-based awards to our employees pursuant to the 2017 Omnibus Incentive Plan ("2017 Employee Plan") and our non-employee directors pursuant to the 2017 Stock Plan for Non-Employee Directors (as amended and restated from time to time, the "2017 Director Plan"). The 2017 Employee Plan provides that a maximum of 8,000,000 shares of our common stock may be issued, and as of December 31, 2022, 2,312,448 shares of common stock remain available for future issuance. The 2017 Director Plan provides that a maximum of 950,000 shares of our common stock may be issued, and as of December 31, 2022, 395,081 shares of common stock remain available for future issuance. For the years ended December 31, 2022, 2021 and 2020, we recognized $17 million, $19 million and $20 million of share-based compensation expense, respectively. As of December 31, 2022, unrecognized compensation expense was $17 million, which is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested (calculated as the number of shares multiplied by the vesting date share price) during the years ended December 31, 2022, 2021 and 2020 was $7 million, $18 million and $27 million, respectively.

Restricted Stock Awards

Restricted Stock Awards ("RSAs") generally vest in annual installments between one and three years from each grant date. The following table provides a summary of RSAs for the years ended December 31, 2022, 2021 and 2020:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2020	557,245	$ 29.10
Granted	672,689	18.18
Vested	(333,685)	25.67
Forfeited	(61,991)	28.97
Unvested at December 31, 2020	834,258	21.68
Granted	434,486	20.52
Vested	(456,357)	19.08
Forfeited	(23,065)	22.45
Unvested at December 31, 2021	789,322	22.52
Granted	471,614	18.16
Vested	(378,605)	22.51
Forfeited	(38,485)	20.28
Unvested at December 31, 2022	843,846	$ 20.19

Performance Stock Units

Performance Stock Units ("PSUs") generally vest at the end of a three-year performance period and are subject to the achievement of a market condition based on a measure of our total shareholder return relative to the total shareholder return of the companies that comprise the FTSE Nareit Lodging Resorts Index (that have a market capitalization in excess of $1 billion as of the first day of the applicable performance period). The number of PSUs that may become vested ranges from zero to 200% of the number of PSUs granted to an employee, based on the level of achievement of the foregoing performance measure.

Additionally, in November 2020, we granted special awards with vesting of these awards subject to the achievement of eight increasing levels of our average closing sales price per share, from $11.00 to $25.00, over a consecutive 20 trading day period ("Share Price Target"). One-eighth of PSUs will vest at each date a Share Price Target is achieved and any PSUs remaining after a four-year performance period will be forfeited. As of December 31, 2022, six of the eight Share Price Targets were achieved and thus 75% of the awards granted were vested.

The following table provides a summary of PSUs for the years ended December 31, 2022, 2021 and 2020:

	Number of Shares		Weighted-Average Grant Date Fair Value
Unvested at January 1, 2020	574,797	$	32.82
Granted	1,641,117		14.39
Vested	(973,891)		20.00
Forfeited	(163,468)		17.34
Unvested at December 31, 2020	1,078,555		18.70
Granted	327,416		27.16
Vested	(428,255)		16.33
Forfeited	(5,642)		20.29
Unvested at December 31, 2021	972,074		22.59
Granted	393,225		21.93
Forfeited	(166,974)		34.47
Unvested at December 31, 2022	1,198,325	$	20.71

The grant date fair values of the awards that are subject to the achievement of market conditions based on total shareholder return were determined using a Monte Carlo simulation valuation model with the following assumptions:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected volatility[1]	57.5%	60.0%	22.0% - 65.0%
Dividend yield[2]	—	—	—
Risk-free rate	1.7%	0.2% - 0.3%	0.3% - 1.5%
Expected term	3 years	3 years	1 - 4 years

(1) The weighted average expected volatility for the years ended December 31, 2022, 2021 and 2020 was 57.5%, 60.0% and 46.2%, respectively.

(2) Dividends are assumed to be reinvested in shares of our common stock and dividends will not be paid unless shares vest.

Note 12: Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share ("EPS"):

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions, except per share amounts)		
Numerator:			
Net income (loss) attributable to stockholders, net of earnings allocated to participating securities	$ 162	$ (459)	$ (1,440)
Denominator:			
Weighted average shares outstanding – basic	228	$ 236	$ 236
Unvested restricted shares	—	$ —	$ —
Weighted average shares outstanding – diluted	228	$ 236	$ 236
Earnings (loss) per share – Basic[1]	$ 0.71	$ (1.95)	$ (6.11)
Earnings (loss) per share – Diluted[1]	$ 0.71	$ (1.95)	$ (6.11)

(1) Per share amounts are calculated based on unrounded numbers and are calculated independently for each period presented.

Certain of our outstanding equity awards were excluded from the above calculation of EPS for the years ended December 31, 2022, 2021 and 2020 because their effect would have been anti-dilutive.

Note 13: Hotel Management Operating and License Agreements

Management and Franchise Fees

We have management agreements, whereby we pay a base fee equal to a percentage of total revenues, as defined, as well as an incentive fee if specified financial performance targets are achieved. Our managers generally have sole responsibility for all activities necessary for the operation of the hotels, including establishing room rates, processing reservations and promoting and publicizing the hotels. Our managers also generally provide all employees for the hotels, prepare reports, budgets and projections, and provide other administrative and accounting support services to the hotels. We have consultative and limited approval rights with respect to certain actions of our managers, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel.

Our management agreements have initial terms ranging from 5 to 30 years and allow for one or more renewal periods. Assuming all renewal periods are exercised by our hotel managers, the total term of our management agreements range from 5 to 70 years.

We also have franchise agreements for 4 hotels. The franchise agreements have an initial term of 13 to 20 years and cannot be extended without the franchisor's consent.

Marketing Fees

Additionally, the management and franchise agreements generally require a marketing fee equal to a percentage of rooms revenues. Total marketing fees were $45 million, $26 million and $15 million for the years ended December 31, 2022, 2021 and 2020, respectively, and were included in *other departmental and support expense* in our consolidated statements of comprehensive income (loss).

Employee Cost Reimbursements

We are responsible for reimbursing our managers for certain employee related costs outside of payroll. These costs include contributions to a defined contribution 401(k) Retirement Savings Plan administered by our managers, union-sponsored pension plans and other post-retirement plans. All of these plans are the responsibility of our managers and our obligation is only for the reimbursement of these costs for individuals who work at our hotel properties. Total employee cost reimbursements were $117 million, $55 million and $57 million for the years ended December 31, 2022, 2021 and 2020, respectively, and were included in the respective operating expenses line item in our consolidated statements of comprehensive income (loss) based upon the nature of services provided by such employees.

Note 14: Business Segment Information

As of December 31, 2022, we have two operating segments, our consolidated hotels and unconsolidated hotels. Our unconsolidated hotels operating segment does not meet the definition of a reportable segment, thus our consolidated hotels is our only reportable segment. We evaluate our consolidated hotels primarily based on hotel adjusted earnings (loss) before interest expense, taxes and depreciation and amortization ("EBITDA"). Hotel Adjusted EBITDA, presented herein, is calculated as EBITDA from hotel operations, adjusted to exclude the following items that are not reflective of our ongoing operating performance or incurred in the normal course of business, and thus, excluded in management's analysis in making day-to-day operating decisions and evaluations of our operating performance against other companies within our industry:

■ Gains or losses on sales of assets for both consolidated and unconsolidated investments;

■ Costs associated with hotel acquisitions or dispositions expensed during the period;

■ Severance expense;

■ Share-based compensation expense;

■ Impairment losses and casualty gains or losses; and

■ Other items that we believe are not representative of our current or future operating performance.

The following table presents revenues for our consolidated hotels reconciled to our consolidated amounts and net income (loss) to Hotel Adjusted EBITDA:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Revenues:			
Total consolidated hotel revenue	$ 2,426	$ 1,311	$ 823
Other revenues	75	51	29
Total revenues	$ 2,501	$ 1,362	$ 852
Net income (loss)	$ 173	$ (452)	$ (1,444)
Other revenues	(75)	(51)	(29)
Casualty and impairment loss, net	6	9	696
Depreciation and amortization expense	269	281	298
Corporate general and administrative expense[(1)]	63	62	61
Acquisition costs	—	—	10
Other operating expenses	72	49	36
(Gain) loss on sales of assets, net	(13)	5	(62)
Interest income	(13)	(1)	(2)
Interest expense	247	258	213
Equity in (earnings) losses from investments in affiliates	(15)	7	22
Income tax expense (benefit)	—	2	(6)
Other (gain) loss, net	(96)	7	15
Severance expense	—	—	33
Other items	12	1	12
Hotel Adjusted EBITDA	$ 630	$ 177	$ (147)

(1) Excludes severance expense.

The following table presents total assets for our consolidated hotels, reconciled to total assets:

	December 31,	
	2022	**2021**
	(in millions)	
Consolidated hotels	$ 9,726	$ 9,724
All other	5	19
Total assets	$ 9,731	$ 9,743

Note 15: Commitments and Contingencies

As of December 31, 2022, we had outstanding commitments under third-party contracts of approximately $121 million for capital expenditures at our properties, of which $57 million relates to projects at the Bonnet Creek complex, including the meeting space expansion project and renovating guestrooms, existing meeting space, lobbies and golf course. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

We are involved in litigation arising from the normal course of business, some of which includes claims for substantial sums, and may make certain indemnifications or guarantees to select buyers of our hotels as part of a sale process. We are also involved in claims and litigation that is not in the ordinary course of business in connection with the spin-off from Hilton. The spin-off agreements provide that Hilton will indemnify us from certain of these claims as well as require us to indemnify Hilton for other claims. In addition, losses related to certain contingent liabilities could be apportioned to us under the spin-off agreements. In connection with our obligation to indemnify Hilton under the spin-off agreements, we have reserved approximately $8 million as of December 31, 2022 related to litigation with respect to an audit by the Australian Tax Office ("ATO") of Hilton related to the sale of the Hilton Sydney in June 2015. This amount could change as the litigation of the ATO's claim progresses. In February 2021, we were required to make a payment to Hilton of approximately $11 million representing our share of: (i) the deposit required from Hilton by the ATO to further contest the claim and (ii) certain out-of-pocket expenses incurred by Hilton.

Note 16: Supplemental Disclosures of Cash Flow Information

Interest paid during the years ended December 31, 2022, 2021 and 2020, was $245 million, $242 million and $187 million, respectively.

We paid $7 million, $31 million and $23 million in income taxes during the years ended December 31, 2022, 2021 and 2020, respectively.

Capital expenditures included within *accounts payable and accrued expenses* in our consolidated balance sheets were $33 million, $11 million and $6 million during the years ended December 31, 2022, 2021 and 2020, respectively.

The following non-cash financing activity was excluded from the consolidated statements of cash flows:

During the year ended December 31, 2022:

■ We declared $56 million of dividends that were unpaid and accrued as of December 31, 2022.

Note 17: Subsequent Events

In January 2023, we repurchased an additional 2.5 million shares of our common stock for a total purchase price of $30 million.

In February 2023, we sold the 508-room Hilton Miami Airport for gross proceeds of $118.25 million, or $233,000 per key, and utilized a portion of the net proceeds to fully repay the $50 million outstanding under our Revolver.

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in millions)

December 31, 2022

Hotel Property	Encumbrances		Land		Initial Cost Building & Improvements		Furniture, Fixtures & Equipment
Caribe Hilton	$ —	$	38	$	56	$	7
DoubleTree Hotel Durango	—		—		—		2
DoubleTree Hotel Ontario Airport	30		14		58		3
DoubleTree Hotel San Diego – Mission Valley	—		—		—		2
DoubleTree Hotel San Jose	—		15		67		5
DoubleTree Hotel Seattle Airport	—		—		—		11
DoubleTree Hotel Sonoma Wine Country	—		—		—		4
Embassy Suites Austin Downtown South Congress	—		—		45		2
Embassy Suites Phoenix—Airport	—		—		15		1
Hilton Boston Logan Airport	—		—		108		6
Hilton Chicago	—		69		233		12
Hilton Hawaiian Village Waikiki Beach Resort	1,275		925		807		17
Hilton McLean Tysons Corner	—		50		82		3
Hilton New Orleans Riverside	—		89		217		3
Hilton Oakland Airport	—		—		13		3
Hilton Salt Lake City Center	—		—		—		10
Hilton San Francisco Union Square	725 [(2)]		113		232		16
Hilton Santa Barbara Beachfront Resort	162		71		50		2
Hilton Seattle Airport & Conference Center	—		—		70		3
Hilton Short Hills	—		59		54		3
Hilton Waikoloa Village	—		160		340		25
New York Hilton Midtown	—		1,096		542		13
DoubleTree Hotel Washington DC – Crystal City	—		43		95		2
Hilton Miami Airport	—		64		36		3
DoubleTree Hotel Spokane City Center	14		3		24		2
Hilton Orlando Lake Buena Vista	—		—		137		10
Embassy Suites Kansas City – Plaza	—		—		26		1
Signia by Hilton Orlando Bonnet Creek	—		15		377		31

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in millions)

December 31, 2022

| Hotel Property | Costs Capitalized Subsequent to Acquisition | Gross Amounts at Which Carried at Close of Period | | | |
		Land	Building & Improvements	Furniture, Fixtures & Equipment	Total
Caribe Hilton	$ 85	$ 40	$ 111	$ 35	$ 186
DoubleTree Hotel Durango	5	—	2	5	7
DoubleTree Hotel Ontario Airport	20	13	64	18	95
DoubleTree Hotel San Diego – Mission Valley	17	—	10	9	19
DoubleTree Hotel San Jose	26	15	82	16	113
DoubleTree Hotel Seattle Airport	27	—	11	27	38
DoubleTree Hotel Sonoma Wine Country	11	—	6	9	15
Embassy Suites Austin Downtown South Congress	18	—	57	8	65
Embassy Suites Phoenix—Airport	(16)	—	—	—	—
Hilton Boston Logan Airport	31	—	130	15	145
Hilton Chicago	177	70	368	53	491
Hilton Hawaiian Village Waikiki Beach Resort	389	964	1,077	97	2,138
Hilton McLean Tysons Corner	(14)	23	55	43	121
Hilton New Orleans Riverside	98	90	269	48	407
Hilton Oakland Airport	1	—	9	8	17
Hilton Salt Lake City Center	19	—	8	21	29
Hilton San Francisco Union Square	138	114	342	43	499
Hilton Santa Barbara Beachfront Resort	43	71	75	20	166
Hilton Seattle Airport & Conference Center	16	—	80	9	89
Hilton Short Hills	(91)	13	10	2	25
Hilton Waikoloa Village	(63)	110	291	61	462
New York Hilton Midtown	135	1,043	655	88	1,786
DoubleTree Hotel Washington DC – Crystal City	49	43	127	19	189
Hilton Miami Airport	39	64	61	17	142
DoubleTree Hotel Spokane City Center	12	3	30	8	41
Hilton Orlando Lake Buena Vista	40	—	156	31	187
Embassy Suites Kansas City – Plaza	4	—	28	3	31
Signia by Hilton Orlando Bonnet Creek	101	18	474	32	524

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in millions)
December 31, 2022

Hotel Property	Accumulated Depreciation	Date of Construction	Date Acquired[1]	Life Upon Which Depreciation is Computed
Caribe Hilton	$ (50)	1949	10/24/2007	3 - 40 years
DoubleTree Hotel Durango	(5)	1985	10/24/2007	3 - 40 years
DoubleTree Hotel Ontario Airport	(38)	1974	10/24/2007	3 - 40 years
DoubleTree Hotel San Diego – Mission Valley	(13)	1989	10/24/2007	3 - 40 years
DoubleTree Hotel San Jose	(45)	1980	10/24/2007	3 - 40 years
DoubleTree Hotel Seattle Airport	(33)	1969	10/24/2007	3 - 40 years
DoubleTree Hotel Sonoma Wine Country	(12)	1977	10/24/2007	3 - 40 years
Embassy Suites Austin Downtown South Congress	(39)	1983	10/24/2007	3 - 40 years
Embassy Suites Phoenix—Airport	—	1986	10/24/2007	3 - 40 years
Hilton Boston Logan Airport	(55)	1999	10/24/2007	3 - 40 years
Hilton Chicago	(173)	1927	10/24/2007	3 - 40 years
Hilton Hawaiian Village Waikiki Beach Resort	(503)	1961	10/24/2007	3 - 40 years
Hilton McLean Tysons Corner	(67)	1987	10/24/2007	3 - 40 years
Hilton New Orleans Riverside	(142)	1977	10/24/2007	3 - 40 years
Hilton Oakland Airport	(11)	1970	10/24/2007	3 - 40 years
Hilton Salt Lake City Center	(24)	2002	10/24/2007	3 - 40 years
Hilton San Francisco Union Square	(159)	1964	10/24/2007	3 - 40 years
Hilton Santa Barbara Beachfront Resort	(40)	1986	10/24/2007	3 - 40 years
Hilton Seattle Airport & Conference Center	(42)	1961	10/24/2007	3 - 40 years
Hilton Short Hills	(2)	1988	10/24/2007	3 - 40 years
Hilton Waikoloa Village	(172)	1988	10/24/2007	3 - 40 years
New York Hilton Midtown	(305)	1963	10/24/2007	3 - 40 years
DoubleTree Hotel Washington DC – Crystal City	(69)	1982	12/14/2007	3 - 40 years
Hilton Miami Airport	(41)	1984	12/14/2007	3 - 40 years
DoubleTree Hotel Spokane City Center	(15)	1986	1/1/2010	3 - 40 years
Hilton Orlando Lake Buena Vista	(74)	1983	8/30/2010	3 - 40 years
Embassy Suites Kansas City – Plaza	(22)	1973	7/25/2014	3 - 40 years
Signia by Hilton Orlando Bonnet Creek	(94)	2009	2/12/2015	3 - 40 years

(1) On October 24, 2007, a predecessor to our Parent became a wholly owned subsidiary of an affiliate of The Blackstone Group L.P. following the completion of the Blackstone Merger.

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in millions)

December 31, 2022

Hotel Property	Encumbrances	Initial Cost: Land	Initial Cost: Building & Improvements	Initial Cost: Furniture, Fixtures & Equipment
Parc 55 San Francisco – A Hilton Hotel	$ —	[(2)] $ 175	$ 315	$ 32
Waldorf Astoria Orlando	—	34	274	29
Casa Marina Key West, Curio Collection	—	164	174	9
The Reach Key West, Curio Collection	—	57	67	3
Juniper Hotel Cupertino, Curio Collection	—	40	64	8
Boston Marriott Newton	—	24	74	15
Hilton Checkers Los Angeles	—	19	44	7
Hilton Denver City Center	56	14	163	21
Hyatt Centric Fisherman's Wharf	—	33	122	11
Hyatt Regency Boston	132	—	177	14
Hyatt Regency Mission Bay Spa and Marina	—	5	118	15
JW Marriott San Francisco Union Square	—	—	191	13
Royal Palm South Beach Miami, a Tribute Portfolio Resort	—	16	139	12
W Chicago – City Center	75	20	76	14
W Chicago – Lakeshore	—	22	58	8
Total	**$ 2,469**	**$ 3,447**	**$ 5,740**	**$ 413**

(2) Single $725 million CMBS loan secured by Hilton San Francisco Union Square and Parc 55 San Francisco – A Hilton Hotel.

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in millions)

December 31, 2022

| | | Gross Amounts at Which Carried at Close of Period | | | |
Hotel Property	Costs Capitalized Subsequent to Acquisition	Land	Building & Improvements	Furniture, Fixtures & Equipment	Total
Parc 55 San Francisco – A Hilton Hotel	$ 20	$ 175	$ 329	$ 38	$ 542
Waldorf Astoria Orlando.	22	34	289	36	359
Casa Marina Key West, Curio Collection	13	164	184	12	360
The Reach Key West, Curio Collection	18	57	79	9	145
Juniper Hotel Cupertino, Curio Collection	—	40	65	7	112
Boston Marriott Newton	2	24	75	16	115
Hilton Checkers Los Angeles	2	19	46	7	72
Hilton Denver City Center.	—	14	163	21	198
Hyatt Centric Fisherman's Wharf.	1	33	123	11	167
Hyatt Regency Boston.	1	—	178	14	192
Hyatt Regency Mission Bay Spa and Marina	3	5	120	16	141
JW Marriott San Francisco Union Square.	2	—	193	13	206
Royal Palm South Beach Miami, a Tribute Portfolio Resort. .	4	16	142	13	171
W Chicago – City Center	1	20	77	14	111
W Chicago – Lakeshore.	2	22	59	9	90
Total	$ 1,408	$ 3,317	$ 6,710	$ 981	$ 11,008

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Dollars in millions)

December 31, 2022

Hotel Property	Accumulated Depreciation	Date of Construction	Date Acquired[1]	Life Upon Which Depreciation is Computed
Parc 55 San Francisco – A Hilton Hotel	$ (100)	1984	2/12/2015	3 - 40 years
Waldorf Astoria Orlando	(95)	2009	2/12/2015	3 - 40 years
Casa Marina Key West, Curio Collection	(47)	1920	2/17/2015	3 - 40 years
The Reach Key West, Curio Collection	(20)	1970	2/17/2015	3 - 40 years
Juniper Hotel Cupertino, Curio Collection	(19)	1973	6/2/2015	3 - 40 years
Boston Marriott Newton	(16)	1969	9/18/2019	3 - 40 years
Hilton Checkers Los Angeles	(7)	1927	9/18/2019	3 - 40 years
Hilton Denver City Center.	(25)	1982	9/18/2019	3 - 40 years
Hyatt Centric Fisherman's Wharf.	(21)	1990	9/18/2019	3 - 40 years
Hyatt Regency Boston	(28)	1985	9/18/2019	3 - 40 years
Hyatt Regency Mission Bay Spa and Marina	(20)	1961	9/18/2019	3 - 40 years
JW Marriott San Francisco Union Square	(23)	1987	9/18/2019	3 - 40 years
Royal Palm South Beach Miami, a Tribute Portfolio Resort. . . .	(20)	1926	9/18/2019	3 - 40 years
W Chicago – City Center	(13)	1928	9/18/2019	3 - 40 years
W Chicago – Lakeshore	(13)	1965	9/18/2019	3 - 40 years
Total	**$ (2,712)**			

(1) On October 24, 2007, a predecessor to our Parent became a wholly owned subsidiary of an affiliate of The Blackstone Group L.P. following the completion of the

PARK HOTELS & RESORTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)
(Dollars in millions)
December 31, 2022

Notes:

(A) The change in total cost of properties for the fiscal years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Balance at beginning of period.	$ 11,010	$ 11,376	$ 11,566
Additions during period:			
Capital expenditures.	188	62	66
Transfer to real estate assets [1].	—	83	—
Deductions during period:			
Dispositions, including casualty losses and impairment loss on planned dispositions.	(190)	(511)	(250)
Foreign exchange effect.	—	—	(6)
Balance at end of period.	$ 11,008	$ 11,010	$ 11,376

(1) During 2021, four of our hotels that were previously managed by us were transitioned to a third-party hotel management company.

(B) The change in accumulated depreciation for the fiscal years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Balance at beginning of period.	$ 2,504	$ 2,241	$ 2,038
Additions during period:			
Depreciation expense.	267	280	294
Transfer to real estate assets [1].	—	30	—
Deductions during period:			
Dispositions, including casualty losses.	(59)	(47)	(89)
Foreign exchange effect.	—	—	(2)
Balance at end of period.	$ 2,712	$ 2,504	$ 2,241

(1) During 2021, four of our hotels that were previously managed by us were transitioned to a third-party hotel management company.

(C) The aggregate cost of real estate for U.S. federal income tax purposes is approximately $6.288 billion as of December 31, 2022.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, ("the Exchange Act"), as required by paragraph (b) of Rules 13a-15 and 15d-15 of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports filed or submitted with the Securities and Exchange Commission (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Annual Report on Internal Control over Financial Reporting

We have set forth management's report on internal control over financial reporting and the attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting in Item 8 of this Annual Report on Form 10-K. Management's report on internal control over financial reporting is incorporated in this Item 9A by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as part of this report.

(a) Financial Statements
We include this portion of Item 15 under Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules
Schedule III – Real Estate and Accumulated Depreciation is filed herewith.

All other schedules are omitted as the required information is either not present, not present in material amounts or presented within the consolidated financial statements or related notes.

(c) Exhibits

Exhibit Index

Exhibit Number	Description
2.1	Distribution Agreement by and among Hilton Worldwide Holdings Inc., Park Hotels & Resorts Inc., Hilton Grand Vacations Inc. and Hilton Domestic Operating Company Inc., dated as of January 2, 2017 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on January 4, 2017).
2.2	Agreement and Plan of Merger by and among Park Hotels & Resorts Inc., PK Domestic Property LLC, PK Domestic Sub LLC, and Chesapeake Lodging Trust, dated as of May 5, 2019 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on May 6, 2019).
3.1	Amended and Restated Certificate of Incorporation of Park Hotels & Resorts Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on April 30, 2019).
3.2	Amended and Restated By-laws of Park Hotels & Resorts Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on February 26, 2019).
4.1	Description of Park Hotels & Resorts Inc. Common Stock (incorporated by reference to Exhibit 4.1 to our Current Report on Form 10-K, filed on February 26, 2021).
4.2	Indenture, dated as of May 29, 2020, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon, as trustee. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on May 29, 2020).
4.3	Indenture, dated as of September 18, 2020, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on September 18, 2020).
4.4	Indenture, dated as of May 14, 2021, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K, filed on May 14, 2021).
4.5*	First Supplemental Indenture, dated as of December 1, 2022, to the Indenture dated as of May 14, 2021 among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.
4.6*	First Supplemental Indenture, dated as of May 7, 2021, to the Indenture dated as of September 18, 2020, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

Exhibit Number	Description
4.7*	Second Supplemental Indenture, dated as of December 1, 2022, to the Indenture dated as of September 18, 2020, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.
4.8*	First Supplemental Indenture, dated as of May 7, 2021, to the Indenture dated as of May 29, 2020, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.
4.9*	Second Supplemental Indenture, dated as of December 1, 2022, to the Indenture dated as of May 29, 2020, among Park Intermediate Holdings LLC, PK Domestic Property LLC, PK Finance Co-Issuer Inc., Park Hotels & Resorts Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.
10.1	Tax Matters Agreement by and among Hilton Worldwide Holdings Inc., Park Hotels & Resorts Inc., Hilton Grand Vacations Inc. and Hilton Domestic Operating Company Inc., dated as of January 2, 2017 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on January 4, 2017).
10.2	Park Hotels & Resorts Inc. 2017 Omnibus Incentive Plan, dated as of January 3, 2017 (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K, filed on January 4, 2017).
10.3	Loan Agreement, dated as of October 7, 2016, among S.F. Hilton LLC and P55 Hotel Owner LLC, collectively, as Borrowers and JPMorgan Chase Bank, National Association, Deutsche Bank, AG, New York Branch, Goldman Sachs Mortgage Company, Barclays Bank PLC and Morgan Stanley Bank, N.A., collectively, as Lenders and the other parties thereto (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form 10 (File No. 001-37795), as filed on November 14, 2016).
10.4	Guaranty Agreement, dated as of October 7, 2016, among Park Intermediate Holdings LLC and JPMorgan Chase Bank, National Association, Deutsche Bank AG, New York Branch, Goldman Sachs Mortgage Company, Barclays Bank PLC and Morgan Stanley Bank, N.A., collectively, as Lender (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form 10 (File No. 001-37795), as filed on November 14, 2016).
10.5	Employment Agreement dated April 26, 2016, between Park Hotels & Resorts Inc. and Thomas J. Baltimore Jr (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form 10 (File No. 001-37795), as filed on September 16, 2016). †
10.6	Park Hotels & Resorts Inc. 2017 Stock Plan for Non-Employee Directors (as amended and restated as of April 30, 2021) (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, filed on April 30, 2021). †
10.7	Loan Agreement, dated as of October 24, 2016, among Hilton Hawaiian Village LLC, as Borrower, Hilton Hawaiian Village Lessee LLC, as Operating Lessee, and JPMorgan Chase Bank, National Association, Deutsche Bank AG, New York Branch, Goldman Sachs Mortgage Company, Barclays Bank PLC and Morgan Stanley Bank, N.A., collectively, as Lender and the other parties thereto (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form 10 (File No. 001-37795), as filed on November 14, 2016).
10.8	Guaranty Agreement, dated as of October 24, 2016, among Park Intermediate Holdings LLC and JPMorgan Chase Bank, National Association, Deutsche Bank AG, New York Branch, Goldman Sachs Mortgage Company, Barclays Bank PLC and Morgan Stanley Bank, N.A., collectively, as Lender (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form 10 (File No. 001-37795), as filed on November 14, 2016).
10.9	Form of Indemnification Agreement entered into between Park Hotels & Resorts Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form 10 (File No. 0001-37795), filed on November 14, 2016).†
10.10	Form of CEO Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, filed on March 1, 2017).†
10.11	Form of CEO Amended and Restated Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q, filed on May 2, 2022).†

Exhibit Number	Description
10.12	Form of CEO Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, filed on March 1, 2017).†
10.13	Form of Executive Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K, filed on March 1, 2017).†
10.14	Form of Executive Amended and Restated Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, filed on May 2, 2022).†
10.15	Form of Executive Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K, filed on March 1, 2017).†
10.16	Park Hotels & Resorts Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 3, 2017).†
10.17	Form of Award Notice and Nonqualified Stock Option Agreement (Converted Award) (incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q, filed on May 4, 2017).†
10.18	Form of Nonqualified Stock Option Agreement (Converted Award-2014 Grant) (incorporated by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q, filed on May 4, 2017).†
10.19	Park Hotels & Resorts Inc. Executive Long-Term Incentive Program (amended and restated as of January 25, 2019) (incorporated by reference to Exhibit 10.31 to our Annual Report on Form 10-K, filed on February 28, 2019). †
10.20	Park Hotels & Resorts Inc. Executive Short-Term Incentive Program (amended and restated as of January 25, 2019) (incorporated by reference to Exhibit 10.32 to our Annual Report on Form 10-K, filed on February 28, 2019). †
10.21	Amended and Restated Credit Agreement, dated as of December 1, 2022, by and among Park Hotels & Resorts Inc., PK Domestic Property LLC, Park Intermediate Holdings LLC. Wells Fargo Bank, National Association, as administrative agent, and the financial institutions party thereto as lenders and agents (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed December 2, 2022).
10.22	Form of CEO Special Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on February 26, 2020).†
10.23	Form of Executive Special Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, filed on February 26, 2020).†
10.24	Park Hotels & Resorts Inc. Executive Short-Term Incentive Program (amended and restated as of February 24, 2020) (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K, filed on February 26, 2020).†
10.25	Park Hotels & Resorts Inc. Executive Long-Term Incentive Program (amended and restated as of February 24, 2020) (incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K, filed on February 26, 2020).†
10.26	Separation Agreement and Release, by and between Matthew A. Sparks and Park Hotels & Resorts Inc. (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on May 11, 2020).
10.27	Increasing Lender Supplement, dated as of September 14, 2020, among Park Intermediate Holdings LLC, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, filed on September 14, 2020).
10.28	Form of CEO PSU Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on November 10, 2020). †
10.29	Form of Executive PSU Agreement (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on November 10, 2020). †
10.30	Form of Restricted Stock Agreement issued pursuant to the Park Hotels & Resorts Inc. 2017 Stock Plan for Non-Employee Directors (as amended and restated as of April 30, 2021) (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed on May 4, 2021). †

Exhibit Number	Description
10.31	Amended and Restated Credit Agreement, dated as of December 1, 2022, by and among Park Hotels & Resorts Inc., PK Domestic Property LLC, Park Intermediate Holdings LLC, Wells Fargo Bank, National Association, as administrative agent, and the financial institutions party thereto as lenders and agents (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 2, 2022).
10.32	Park Hotels & Resorts Inc. Executive Long-Term Incentive Program (amended and restated as of February 24, 2022) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on February 25, 2022). †
21*	Subsidiaries of Park Hotels & Resorts Inc.
23*	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.
24.1*	Power of Attorney (included on the Signature Page of this Annual Report on Form 10-K).
31.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith

†   Denotes a management contract or compensatory plan, contract or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Hotels & Resorts Inc.

Date: February 23, 2023

By: /s/ Thomas J. Baltimore Jr.

Thomas J. Baltimore, Jr.
Chairman of the Board,
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas J. Baltimore, Jr., Sean M. Dell'Orto and Nancy M. Vu, and each of them (with full power to act alone), the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Thomas J. Baltimore, Jr. Thomas J. Baltimore, Jr.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 23, 2023
/s/ Sean M. Dell'Orto Sean M. Dell'Orto	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 23, 2023
/s/ Darren W. Robb Darren W. Robb	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 23, 2023
/s/ Patricia M. Bedient Patricia M. Bedient	Director	February 23, 2023
/s/ Thomas D. Eckert Thomas D. Eckert	Director	February 23, 2023
/s/ Geoffrey M. Garrett Geoffrey M. Garrett	Director	February 23, 2023
/s/ Christie B. Kelly Christie B. Kelly	Director	February 23, 2023
/s/ Joseph I. Lieberman Joseph I. Lieberman	Director	February 23, 2023
/s/ Thomas A. Natelli Thomas A. Natelli	Director	February 23, 2023
/s/ Timothy J. Naughton Timothy J. Naughton	Director	February 23, 2023
/s/ Stephen I. Sadove Stephen I. Sadove	Director	February 23, 2023

EXHIBIT 21

PARK HOTELS & RESORTS INC.
LIST OF SUBSIDIARIES

Name	Jurisdiction
American Plaza Parking LLC	Utah
A-R HHC Orlando Convention Hotel Member, LLC	Delaware
A-R HHC Orlando Convention Hotel Mezz, LLC	Delaware
A-R HHC Orlando Convention Hotel, LLC	Delaware
A-R HHC Orlando New Parcel Owner, LLC	Delaware
Ashford HHC Partners III LP	Delaware
Austin Lessee LLC	Delaware
Bonnet Creek Equity Holdings LLC	Delaware
Bonnet Creek Hilton Lessee LLC	Delaware
Boston Airport Lessee LLC	Delaware
BRE/FL Development Parcels L.L.C.	Delaware
Buckingham's Chicago, LLC	Delaware
Casa Marina Equity Holdings LLC	Delaware
Casa Marina Lessee LLC	Delaware
Casa Marina Owner, LLC	Delaware
Chesapeake Lodging, L.P.	Delaware
CHH Capital Hotel GP, LLC	Delaware
CHH Capital Hotel Partners, LP	Delaware
CHH Capital Tenant Corp.	Delaware
CHH III Tenant Parent Corp.	Delaware
CHH Torrey Pines Hotel GP, LLC	Delaware
CHH Torrey Pines Hotel Partners, LP	Delaware
CHH Torrey Pines Tenant Corp.	Delaware
Chicago Hilton LLC	Delaware
Chicago Lessee LLC	Delaware
CHSP Boston II LLC	Delaware
CHSP Boston LLC	Delaware
CHSP Bridge Lender LLC	Delaware
CHSP Chicago LLC	Delaware
CHSP DC Holding Trust	Maryland
CHSP Denver LLC	Delaware
CHSP Fisherman Wharf LLC	Delaware
CHSP French Quarter LLC	Delaware
CHSP Lakeshore LLC	Delaware
CHSP LLC	Delaware
CHSP Los Angeles LLC	Delaware
CHSP Miami Beach Holdings LLC	Delaware
CHSP Mission Bay LLC	Delaware
CHSP Navy Yard LLC	Delaware
CHSP Newton LLC	Delaware
CHSP San Diego LLC	Delaware
CHSP San Francisco LLC	Delaware

Name	Jurisdiction
CHSP Seattle LLC	Delaware
CHSP TRS Boston II LLC	Delaware
CHSP TRS Boston LLC	Delaware
CHSP TRS Chicago LLC	Delaware
CHSP TRS Denver LLC	Delaware
CHSP TRS Fisherman Wharf LLC	Delaware
CHSP TRS French Quarter LLC	Delaware
CHSP TRS Lakeshore LLC	Delaware
CHSP TRS LLC	Delaware
CHSP TRS Los Angeles LLC	Delaware
CHSP TRS Mission Bay LLC	Delaware
CHSP TRS Navy Yard LLC	Delaware
CHSP TRS Newton LLC	Delaware
CHSP TRS San Diego LLC	Delaware
CHSP TRS San Francisco LLC	Delaware
CHSP TRS Seattle LLC	Delaware
CHSP TRS Union Square II LLC	Delaware
CHSP TRS Union Square LLC	Delaware
CHSP Union Square II LLC	Delaware
CHSP Union Square LLC	Delaware
Club Mack OPCO, L.L.C.	Nevada
Crystal City Lessee LLC	Delaware
Crystal City LLC	Delaware
Cupertino Hotel Owner LLC	Delaware
Cupertino Lessee LLC	Delaware
DJONT Leasing L.L.C.	Delaware
Doubletree DTWC LLC	Delaware
Doubletree Spokane City Center LLC	Delaware
DR Spokane City Center LLC	Delaware
DT Ontario GP LLC	Delaware
DT Ontario Hotel Partners LLC	Delaware
DT Ontario Hotel Partners Member LLC	Delaware
DT Ontario Hotel Partners Lessee LLC	California
DT Spokane Equity Holdings LLC	Delaware
DTR TM Holdings, LLC	Delaware
DTWC Spokane City Center SPE, LLC	Delaware
Durango Lessee LLC	Delaware
El Segundo Lessee LLC	Delaware
EPT Kansas City Limited Partnership	Delaware
EPT Meadowlands Limited Partnership	Delaware
Fess Parker-Red Lion Hotel	California
G/B/H Condo Owner, LLC	Delaware
G/B/H Four Star, LLC	Delaware
G/B/H Golf Course, LLC	Delaware
Global Resort Partners	Hawaii
Global Resort Partners GP LLC	Delaware

Name	Jurisdiction
HHC One Park Boulevard, LLC	Delaware
Hilton CMBS Holdings LLC	Delaware
Hilton El Segundo LLC	Delaware
Hilton Embassy Holdings LLC	Delaware
Hilton Hawaiian Village Lessee LLC	Delaware
Hilton Hawaiian Village LLC	Hawaii
Hilton International of Puerto Rico LLC	Delaware
Hilton Land Investment 1, LLC	Delaware
Hilton New Orleans, LLC	Delaware
Hilton OPB, LLC	Delaware
Hilton Orlando Partners III, LLC	Delaware
Hilton Riverside, LLC	Delaware
Hilton Seattle Airport LLC	Delaware
Hilton Suites, LLC	Delaware
HLT Alexandria Equity Holding LLC	Delaware
HLT CA Hilton LLC	Delaware
HLT Domestic Owner LLC	Delaware
HLT Hawaii Holding LLC	Delaware
HLT Logan LLC	Delaware
HLT Memphis LLC	Delaware
HLT NY Hilton LLC	Delaware
HLT NY Waldorf LLC	Delaware
HLT Operate DTWC LLC	Delaware
HLT Owned VIII Holding LLC	Delaware
HLT Property Acquisition LLC	Delaware
HLT Resorts GP LLC	Delaware
HLT San Jose LLC	Delaware
International Rivercenter, L.L.C.	Louisiana
Kansas City Plaza Lessee LLC	Delaware
KC Plaza GP LLC	Delaware
Key West Reach Lessee LLC	Delaware
Key West Reach Owner, LLC	Delaware
King Street Station Hotel Associates L.P.	Virginia
King Street Station Hotel Associates Lessee LLC	Delaware
Kitty O'Shea's Chicago, LLC	Delaware
Lake Buena Vista Lessee LLC	Delaware
Las Vegas Hotel Lessee LLC	Delaware
McLean Hilton LLC	Delaware
McLean Lessee LLC	Delaware
Memphis Lessee LLC	Delaware
Meritex, LLC	Delaware
Miami Airport Lessee LLC	Delaware
Miami Airport LLC	Delaware
New Orleans Rivercenter	Louisiana
New Orleans Riverside Lessee LLC	Delaware
New York Lessee LLC	Delaware

Name	Jurisdiction
NORC Riparian Property, LLC	Delaware
Oakbrook Hilton Suites and Garden Inn LLC	Illinois
Oakland Airport Lessee LLC	Delaware
Oakbrook Lessee LLC	Delaware
P55 Hotel Owner LLC	Delaware
Parc 55 Lessee LLC	Delaware
Park Ala Moana LLC	Delaware
Park DT Ontario Lessee Holdings LLC	Delaware
Park Embassy Alexandria Lessee Holdings LLC	Delaware
Park Intermediate Holdings LLC	Delaware
Park LA Holdings LLC	Delaware
Park Las Vegas Lessee Holdings LLC	Delaware
Park TRS II Operating Company LLC	Delaware
Park US Lessee Holdings Inc.	Delaware
Park-OCCC Hotel, Inc.	Florida
Phoenix Lessee LLC	Delaware
PK Alternative Investments LLC	Delaware
PK Domestic Lessee LLC	Delaware
PK Domestic Property LLC	Delaware
PK Domestic REIT Inc.	Delaware
PK Domestic Sub LLC	Delaware
PK Finance Co-Issuer Inc.	Delaware
PK Risk Management LLC	Delaware
Puerto Rico Caribe Lessee LLC	Delaware
Reach Equity Holdings LLC	Delaware
RP Holdings Trust	Maryland
RP Hotel Holdings, LLC	Delaware
RP Hotel Operating Co. LLC	Delaware
S.F. Hilton LLC	Delaware
Salt Lake City Lessee LLC	Delaware
San Diego Lessee LLC	Delaware
San Francisco Lessee LLC	Delaware
San Jose Lessee LLC	Delaware
Santa Barbara Hotel Lessee LLC	Delaware
Santa Barbara JV Holdings LLC	Delaware
Santa Barbara Lessee Holdings LLC	Delaware
Seattle Airport DT Lessee LLC	Delaware
Seattle Airport HLT Lessee LLC	Delaware
Short Hills Hilton LLC	Delaware
Short Hills Lessee LLC	Delaware
Sonoma Lessee LLC	Delaware
Suite Life LLC	Delaware
Tex Holdings LLC	Delaware
Waikoloa Village Lessee LLC	Delaware

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-253927) of Park Hotels & Resorts Inc. and the related Prospectus,

(2) Registration Statement (Form S-8 No. 333-215324) pertaining to the Park Hotels & Resorts Inc. 2017 Omnibus Incentive Plan and the Park Hotels & Resorts Inc. 2017 Stock Plan for Non-Employee Directors, and

(3) Registration Statement (Form S-8 No. 333- 255660) pertaining to the Park Hotels & Resorts Inc. 2017 Stock Plan for Non-Employee Directors (as amended and restated as of April 30, 2021);

of our reports dated February 23, 2023, with respect to the consolidated financial statements of Park Hotels & Resorts Inc. and the effectiveness of internal control over financial reporting of Park Hotels & Resorts Inc. included in this Annual Report (Form 10-K) of Park Hotels & Resorts Inc. for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Tysons, Virginia
February 23, 2023

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas J. Baltimore, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Park Hotels & Resorts Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Securities Exchange Act of 1934, as amended, Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2023

By: _____/s/ Thomas J. Baltimore, Jr._____

Thomas J. Baltimore, Jr.

Chairman of the Board, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sean M. Dell'Orto, certify that:

1. I have reviewed this Annual Report on Form 10-K of Park Hotels & Resorts Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Securities Exchange Act of 1934, as amended, Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2023

By: _____ /s/ Sean M. Dell'Orto _____

Sean M. Dell'Orto

**Executive Vice President,
Chief Financial Officer and Treasurer**

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Park Hotels & Resorts Inc. (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas J. Baltimore, Jr., President and Chief Executive Officer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 23, 2023

By: _____ /s/ Thomas J. Baltimore, Jr.

Thomas J. Baltimore, Jr.

**Chairman of the Board, President and
Chief Executive Officer**

In accordance with SEC Release NO. 34-47986, this Exhibit is furnished to the SEC as an accompanying document and is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Park Hotels & Resorts Inc. (the "Company") on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean M. Dell'Orto, Executive Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 23, 2023

By: _____ /s/ Sean M. Dell'Orto _____

Sean M. Dell'Orto

Executive Vice President,
Chief Financial Officer and Treasurer

In accordance with SEC Release NO. 34-47986, this Exhibit is furnished to the SEC as an accompanying document and is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Thomas J. Baltimore, Jr.
Chairman of the Board,
President and
Chief Executive Officer
Park Hotels & Resorts Inc.

Patricia M. Bedient
Former Executive Vice President
and Chief Financial Officer
Weyerhaeuser Company

Thomas D. Eckert
Former Chairman of the
Board, President and
Chief Executive Officer
Capital Automotive
Real Estate Services, Inc.

Geoffrey Garrett
Dean
Marshall School of Business
of the University of
Southern California

Christie B. Kelly
Executive Vice President,
Chief Financial Officer
and Treasurer
Realty Income Corporation

Senator Joseph I. Lieberman
Former U.S. Senator
State of Connecticut and
current Senior Counsel at
Kasowitz Benson Torres LLP

Thomas A. Natelli
President and
Chief Executive Officer
Natelli Communities

Timothy Naughton
Non-Executive Chairman
of the Board and
Former Chief Executive Officer
AvalonBay Communities, Inc.

Stephen I. Sadove
Founding Partner
JW Levin Management
Partners LLC and
Former Chairman and
Chief Executive Officer
Saks Incorporated

EXECUTIVE OFFICERS

Thomas J. Baltimore, Jr.
Chairman of the Board,
President and Chief
Executive Officer

Sean M. Dell'Orto
Executive Vice President,
Chief Financial Officer
and Treasurer

Carl A. Mayfield
Executive Vice President,
Design & Construction

Thomas C. Morey
Executive Vice President,
Chief Investment Officer

Jill C. Olander
Executive Vice President,
Human Resources

Nancy M. Vu
Executive Vice President,
General Counsel and Secretary

Common Stock
(based on closing price)

2022 Stock Price

	HIGH	LOW
1st Quarter	$ 20.22	$ 16.87
2nd Quarter	$ 20.43	$ 13.49
3rd Quarter	$ 16.05	$ 11.21
4th Quarter	$ 13.17	$ 11.09

Corporate Headquarters
Park Hotels & Resorts
1775 Tysons Blvd, 7th Floor
Tysons, VA 22102
(571) 302-5757
(703) 442-0370 (fax)

Transfer Agent and Registrar
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
(800) 468-9716 Toll Free
(651) 450-4064 (Outside U.S.)
www.shareowneronline.com

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: PK

Stockholders of Record
13 as of March 2, 2023

BACK COVER PHOTOGRAPHY | TOP: ROYAL PALM SOUTH BEACH MIAMI, A TRIBUTE PORTFOLIO RESORT, FLORIDA. BOTTOM: HYATT REGENCY BOSTON, MASSACHUSETTS.



PARK
HOTELS & RESORTS

PARK HOTELS & RESORTS
1775 TYSONS BLVD, 7TH FLOOR
TYSONS, VA 22102

(571) 302-5757
PKHOTELSANDRESORTS.COM